02049337

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Yell Group plc

*CURRENT ADDRESS: Queens Walk, Oxford Road
Reading
Berkshire RG1 7PT
UK

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34674 FISCAL YEAR

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 8/12/02

ANNEX A

List of Information Made Public, Filed or Distributed by Yell Group plc Since Incorporation

1 Documents filed with Companies House pursuant to the Companies Act 1985 of England and Wales

1.1 Title: Certificate of Incorporation of Tasktip Limited
Date: 15 March 2001

1.2 Title: Form 12 - Declaration of Compliance of Tasktip Limited
Date: 13 March 2001

1.3 Title: Form 10 - Statement of Directors and Registered Office of Tasktip Limited
Date: 13 March 2001

1.4 Title: Memorandum of Association of Tasktip Limited
Date: 1 February 2001

1.5 Title: Articles of Association of Tasktip Limited
Date: 1 February 2001

1.6 Title: Form 287 - Notice of Change of Registered Office
Date: 21 May 2001

1.7 Title: Form 288a - Appointment of Secretary
Date: 21 May 2001

1.8 Title: Form 288a - Appointment of Director
Date: 21 May 2001

1.9 Title: Form 288a - Appointment of Director
Date: 21 May 2001

1.10 Title: Form 288a - Appointment of Director
Date: 21 May 2001

1.11 Title: Form 288b - Resignation of Director
Date: 21 May 2001

1.12 Title: Form 288b - Resignation of Secretary
Date: 21 May 2001

1.13 Title: Form 88(2) - Allotment of 1 ordinary share of £1.00 each.
Date: 21 May 2001

1.14 Title: Written resolution of the shareholders resolving to increase the company's authorised share capital, authorise the directors of the company to allot equity securities, disapply pre-emption rights and adopt new Articles of Association. (including a copy of the new Articles of Association of Tasktip Limited)
Date: 25 May 2001

1.15 Title: Form 123 - Notice of increase in nominal capital
Date: 6 June 2001

1.16 Title: Form 88(2) - Allotment of 67,998 ordinary shares of £1.00 each.
Date: 6 June 2001

1.17 Title: Form 88(2) - Allotment of 2 B ordinary shares of £0.01 each.
Date: 6 June 2001

1.18 Title: Form 288a - Appointment of Director
Date: 11 June 2001

1.19 Title: Form 288a - Appointment of Director
Date: 11 June 2001

1.20 Title: Form 288a - Appointment of Secretary
Date: 11 June 2001

1.21 Title: Form 287 - Notice of Change of Registered Office
Date: 11 June 2001

1.22 Title: Form 288b - Resignation of Director
Date: 11 June 2001

1.23 Title: Form 288b - Resignation of Director
Date: 11 June 2001

1.24 Title: Form 288b - Terminating Appointment of Secretary
Date: 11 June 2001

1.25 Title: Form 288a - Appointment of Director
Date: 14 June 2001

1.26 Title: Form 288a - Appointment of Director
Date: 18 June 2001

1.27 Title: Written resolution of the shareholders resolving to amend the company's Memorandum of Association
Date 18 June 2001

1.28 Title: Memorandum of Association of Tasktip Limited
Date 19 June 2001

1.29 Title: Form 88(2) - Allotment of 3,000 ordinary shares of £1.00 each.
Date: 19 June 2001

1.30 Title: Form 88(2) - Allotment of 899,998 ordinary shares of £0.01 each.
Date: 22 June 2001

1.31 Title: Written resolution of the shareholders resolving to alter the company's name from Tasktip Limited to Yell Group Limited
Date 22 June 2001

1.32 Title: Certificate of Incorporation on Change of Name of Yell Group Limited

Date: 22 June 2001

1.33 Title: Memorandum of Association of Yell Group Limited
Date: 22 June 2001

1.34 Title: Articles of Association of Yell Group Limited
Date: 22 June 2001

1.35 Title: Form 288a - Appointment of Director
Date: 22 June 2001

1.36 Title: Form 288a - Appointment of Director
Date: 22 June 2001

1.37 Title: Form 288c - Change of Particulars for Director or Secretary
Date: 29 October 2001

1.38 Title: Form 288c - Change of Particulars for Director or Secretary
Date: 31 October 2001

1.39 Title: Form 288c - Change of Particulars for Director or Secretary
Date: 6 November 2001

1.40 Title: Form 288c - Change of Particulars for Director or Secretary
Date: 6 November 2001

1.41 Title: Form 288c - Change of Particulars for Director or Secretary
Date: 6 November 2001

1.42 Title: Form 288c - Change of Particulars for Director or Secretary
Date: 30 October 2001

1.43 Title: Form 288a - Appointment of Director
Date: 28 January 2002

1.44 Title: Form 288a - Appointment of Director
Date: 31 January 2002

1.45 Title: Annual Return
Date: 27 March 2002

1.46 Title: Written Resolution of the shareholders resolving to sub-divide the existing share capital of the company, increase the authorised share capital and adopt new Articles of Association (a copy of the new Articles of Association are attached).
Date: 31 January 2002

1.47 Title: Form 122 - Notice of sub-division of shares
Date: 13 March 2002

1.48 Title: Form 123 - Notice of increase in nominal capital
Date: 13 March 2002

1.49 Title: Form 288c - Change of Particulars for Director or Secretary
Date: 15 May 2002

1.50 Title: Special Resolution of the shareholders resolving to re-register the company as a public company, change the company's name from Yell Group Limited to Yell Group plc and amend the Memorandum and Articles of Association.
Date: 24 May 2002

1.51 Title: Annual Report of Yell Group Limited for the period from 15 March 2001 to 31 March 2002
Date: 24 May 2002

1.52 Title: Form 43(3) - Application by a private company for re-registration as a public company
Date: 24 May 2002

1.53 Title: Form 43(3)(e) - Declaration on application by a private company for re-registration as a public company
Date: 24 May 2002

1.54 Title: Balance sheet of Yell Group Limited
Date: 24 May 2002

1.55 Title: Auditors report on the balance sheet
Date: 24 May 2002

1.56 Title: Auditors Statement pursuant to s.43(3)(b) of the Companies Act 1985
Date: 24 May 2002

1.57 Title: Certificate of Incorporation on Re-registration of a Private Company as a Public Company of Yell Group plc
Date: 28 May 2002

1.58 Title: Memorandum of Association of Yell Group plc
Date: 24 May 2002

1.59 Title: Articles of Association of Yell Group plc
Date: 24 May 2002

1.60 Title: Form 123 - Notice of increase in nominal capital
Date: 17 June 2002

1.61 Title: Written Resolution of the shareholders resolving to increase the authorised share capital of the company.
Date: 17 June 2002

1.62 Title: Form 88(2) - Allotment of 11,163,600 ordinary shares of £0.0001 each.
Date: 17 June 2002

1.63 Title: Form 88(2) - Allotment of 5,786,300 ordinary shares of £0.0001 each.
Date: 17 June 2002

1.64 Title: Form 288a - Appointment of Director
Date: 11 June 2002

1.65 Title: Form 288a - Appointment of Director

Date: 11 June 2002

1.66 Title: Form 288a - Appointment of Director
Date: 11 June 2002

1.67 Title: Form 288b - Resignation of Director
Date: 11 June 2002

1.68 Title: Form 288b - Resignation of Director
Date: 11 June 2002

1.69 Title: Form 288b - Resignation of Director
Date: 11 June 2002

1.70 Title: Form 288b - Resignation of Director
Date: 11 June 2002

1.71 Title: Form 288b - Resignation of Director
Date: 11 June 2002

1.72 Title: Form 288b - Resignation of Director
Date: 11 June 2002

1.73 Title: Form 288a - Appointment of Director
Date: 11 June 2002

1.74 Title: Form 288a - Appointment of Director
Date: 2 July 2002

02 JUL 11 AM 12:41

ANNEX B

List of Types of Information Made Public, Filed or Distributed by Yell Group plc

1 Title: Annual Report

This information must be filed with the Registrar of Companies in England and Wales within seven months of the fiscal year end.

Statute requiring item: The Companies Act 1985 of England and Wales

2 Title: Annual Return

Date required: Must be filed with the Registrar of Companies in England and Wales within 28 days after its return date.

Statute requiring item: The Companies Act 1985 of England and Wales.

3 Title: Special, Extraordinary, Elective or Written Resolutions of the shareholders.

Date required: Must be filed with Companies House within 15 days of the resolution being passed

Statute requiring item: The Companies Act 1985 of England and Wales.

4 Title: Notices which the company is required to file with the Registrar of Companies. These include notices relating to (1) increases in the company's share capital, (2) changes to its Directors or Secretary, (3) the sub-division of the company's shares, (4) any change to the registered office, and (5) the allotment of shares by the company.

Date required: This is dependant upon the type of notice and ranges from 14 days to 1 month from the event which the notice relates to.

Statute requiring item: The Companies Act 1985 of England and Wales.

1.1 Title: Certificate of Incorporation of Tasktip Limited

Date: 15 March 2001

02 JUL 11

FILE COPY

CERTIFICATE OF INCORPORATION
OF A PRIVATE LIMITED COMPANY

Company No. 4180320

The Registrar of Companies for England and Wales hereby certifies that

TASKTIP LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 15th March 2001

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

N041803205

Companies House

— for the record —

HC007B

1.2 Title: Form 12 - Declaration of Compliance of Tasktip Limited

Date: 13 March 2001

02 JUL 11 12:11

12

Companies House
— for the record —

Declaration on application for registration

Please complete in typescript, or in bold black capitals.

CHFP000

Company Name in full	TASKTIP LIMITED
I,	HOWARD THOMAS
of	16 ST JOHN STREET, LONDON, EC1M 4AY

† Please delete as appropriate.

do solemnly and sincerely declare that I am a † [~~Solicitor engaged in the formation of the company~~][person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at: 11 BREAMS BUILDINGS, LONDON EC4

On (Day Month Year): 13 03 2001

❶ Please print name.

before me ❶: MARTIN PAUL JOHN STANDEN

Signed [signature] **Date** 13 3 01

† A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EUROLIFE COMPANY SERVICES LIMITED	
Tel 020 7454 0966	
DX number 53316	DX exchange CLERKENWELL

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998

1.3 Title: Form 10 - Statement of Directors and Registered Office of Tasktip Limited

Date: 13 March 2001

02 JUL 11 AM 12:41

Companies House
— for the record —

10

Please complete in typescript, or in bold black capitals.
CHFP000

Notes on completion appear on final page

First directors and secretary and intended situation of registered office

Company Name in full: TASKTIP LIMITED

Proposed Registered Office: 16 ST. JOHN STREET
(PO Box numbers only, are not acceptable)

Post town: LONDON

County / Region:

Postcode: EC1M 4NT

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. X

Agent's Name: EUROLIFE COMPANY SERVICES LIMITED

Address: 16 ST. JOHN STREET

Post town: LONDON

County / Region:

Postcode: EC1M 4NT

Number of continuation sheets attached: 0

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EUROLIFE COMPANY SERVICES LIMITED
16 ST. JOHN STREET, LONDON
EC1M 4NT Tel 0207-454-0966
DX number 53316 DX exchange CLERKENWELL

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

02 JUL 11 AM 12:41

Company Secretary (see notes 1-5)

Company name	
NAME *Style / Title	*Honours etc
Forename(s)	HOWARD
Surname	THOMAS
Previous forename(s)	
Previous surname(s)	
Address	50 IRON MILL PLACE
Post town	CRAYFORD
County / Region	KENT — Postcode DA1 4RT
Country	

* Voluntary details

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent signature [signature] **Date** 13·3·01

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	*Honours etc
Forename(s)	WILLIAM
Surname	TESTER.
Previous forename(s)	
Previous surname(s)	
Address	4 GEARY HOUSE
	GEORGES ROAD
Post town	HOLLOWAY
County / Region	LONDON — Postcode N7 8EZ
Country	
Date of birth (Day Month Year)	29 06 1962 — Nationality BRITISH
Business occupation	COMPANY REGISTRATION AGENT
Other directorships	NONE

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 13·3·01

Directors (continued) (see notes 1-5)

NAME			
*Style / Title		*Honours etc	
Forename(s)			
Surname			
Previous forename(s)			
Previous surname(s)			
Address			
Post town			
County / Region		Postcode	
Country			
Date of birth (Day Month Year)		Nationality	
Business occupation			
Other directorships			

* Voluntary details

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature		Date	

This section must be signed by
Either
an agent on behalf of all subscribers

Signed	[signature]	Date	13.3.01

***Or* the subscribers**

(i.e those who signed as members on the memorandum of association).

Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	

1.4 Title: Memorandum of Association of Tasktip Limited

Date: 1 February 2001

GP 5x160 10 6051 02 JUL 11 AM 12:52

022091

022091

The Companies Acts 1985 and 1989

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

TASKTIP LIMITED

1. The Company's name is "TASKTIP LIMITED".

2. The Company's registered office is to be situated in England and Wales.

3. The Company's objects are:-

(A) To carry on throughout the world as manufacturers, wholesalers, agents, factors, retailers, distributors, importers and exporters of goods, raw materials, materials, consumable and finished products of any and every description; to carry on business as advertising agents, air conditioning and ventilation engineers, antique dealers, builders, building maintenance and renovation specialists, builders merchants, butchers, caravan dealers, car hire and taxi operators, carpenters and joiners, hoteliers, caterers, restaurant proprietors, chemists, civil engineers, cleaning contractors, clothiers, commodity dealers, computer bureau operators, conference organisers, design engineers, driving school operators, dry cleaners, electricians, general engineers, employment agency proprietors and estate agents; to deal as aforesaid in carpets, ceramics, chemicals, clothing, confectionery, cosmetics, frozen foods, fancy goods, handbags, metal and motor accessories; to carry on business as farmers, film and television film makers, financial and investment consultants, fishmongers, flooring contractors, florists, furniture manufacturers, garage proprietors, coach builders, general accounting services, glaziers, grocers, greengrocers, hairdressers, haulage, freight and shipping contractors, insurance agents, interior designers, ironmongers, jewellers, kitchen planners, landscape and general gardeners, launderette operators, mail order distributors, management consultants, metal platers and polishers, motor dealers, music publishers, machinery and tool distributors, newsagents, tobacconists, nominees, trustees, nursing home proprietors, off licence proprietors, opticians, photographers, plant hire contractors, plumbers, precision engineers, printers, property dealers, public relations consultants, public house proprietors, publishers, record producers, recording studio proprietors, roofing and scaffolding contractors, ship charterers, stock and share dealers, theatrical agents, timber merchants,

2665

travel agents and turf accountants; to deal as aforesaid in office equipment, packaging products, patents, plastic goods, plastic, records, cassettes and video tapes, sectional buildings, shoes, boots, sports equipment, sports clothing, swimming pools, textiles, toys, wines, spirits and household goods; and to carry on any other trade or business whatsoever which can be advantageously carried on in connection with the aforesaid activities.

(B) To carry on any other trade or business whatsoever which can, in the opinion of the Board of Directors, be advantageously carried on by the Company in connection with or as ancillary to any of the above businesses or the general business of the Company, or further any of its objects.

(C) To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate or interest any lands, buildings, easements, rights, privileges, concessions, patents, patent rights, licences, secret processes, machinery, plant, stock in trade, and any real or personal property of any kind for such consideration and on such terms as may be considered expedient.

(D) To erect, construct, lay down enlarge, alter and maintain any roads, railways, tramways, sidings, bridges, reservoirs, shops, stores, factories, buildings, works and plant and machinery necessary or convenient for the Company's business, and to contribute to or subsidise the erection, construction and maintenance of any of the above.

(E) To borrow or raise or secure the payment of money for the purposes of or in connection with the Company's business, and for the purposes of or in connection with the borrowing or raising of money by the Company to become a member of any building society.

(F) To mortgage and charge the undertaking and all or any of the real or personal property and assets, present or future, and all or any of the uncalled capital for the time being of the Company, and to issue at par or at a premium or discount, and for such consideration and with and subject to such rights, powers privileges and conditions as may be thought fit, debentures or debenture stock, either permanent or redeemable or repayable, and collaterally or further to secure any securities of, the Company by a trust deed or other assurance.

(G) to issue and deposit any securities which the Company has power to issue by way of mortgage to secure any sum less than the nominal amount of such securities, and also by way of security for the performance of any contracts or obligations of the Company or of its customers or other persons or corporations having dealings with the Company, or in whose businesses or undertakings the Company is interested, whether directly or indirectly.

(H) To receive money on deposit or loan upon such terms as the Company may approve, and to guarantee the obligations and contracts of any person or corporation.

(I) To make advances to customers and others with or without security, and upon such terms as the Company may approve, and generally to act as bankers for any person or corporation.

(J) To grant pensions, allowances, gratuities and bonuses to officers, ex-officers, employees or ex-employees of the Company or its predecessors in business or the dependants or connections of such persons, to establish and maintain or concur in establishing and maintaining trusts, funds or schemes (whether contributory or non-contributory) with a view to providing pensions or other benefits for any such persons as aforesaid, their dependants or connections, and to support or subscribe to any charitable funds or institutions, the support of which may, in the opinion of the Directors, be calculated directly or indirectly to benefit the Company or its employees, and to institute and maintain any club or other establishment or profit-sharing scheme calculated to advance the interests of the Company or its officers or employees.

(K) To draw, make, accept, endorse, negotiate, discount and execute promissory notes, bills of exchange and other negotiable instruments.

(L) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments or securities and in such manner as may from time to time be determined.

(M) To pay for any property or rights acquired by the Company, either in cash or fully or partly paid-up shares, with or without preferred or deferred or special rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

(N) To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company or corporation, with or without deferred or preferred or special rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages or other securities of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Company may determine and to hold, dispose of or otherwise deal with any shares, stock or securities so acquired.

(O) To enter into any partnership or joint-purse arrangement or arrangement for sharing profits, union of interests or co-operation with

any company, firm or person carrying on or proposing to carry on any business within the objects of this Company, and to acquire and hold, sell, deal with or dispose of shares, stock or securities of any such company, and to guarantee the contracts or liabilities of, or the payment of the dividends, interest or capital of any shares, stock or securities of and to subsidise or otherwise assist any such company.

(P) To establish or promote or concur in establishing or promoting any other company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of this Company or the promotion of which shall be in any manner calculated to advance directly or indirectly the objects or interests of this Company, and to acquire and hold or dispose of shares, stock or securities of and guarantee the payment of the dividends, interest or capital of any shares, stock or securities issued by or any other obligations of any such company.

(Q) To purchase or otherwise acquire and undertake all or any part of the business, property, assets, liabilities and transactions of any person, firm or company carrying on any business which this Company is authorised to carry on.

(R) To sell, improve, manage, develop, turn to account, exchange, let on rent, royalty, share of profits, or otherwise, grant licences, easements and other rights in or over, and in any other manner deal with or dispose of the undertaking and all or any of the property and assets for the time being of the Company for such consideration as the Company may think fit.

(S) To amalgamate with any other company whose objects are or include objects similar to those of this Company, whether by sale or purchase (for fully or partly paid-up shares or otherwise) of the undertaking, subject to the liabilities of this or any such other company as aforesaid, with or without winding up, or by sale or purchase (for fully or partly paid-up shares or otherwise) of all or a controlling interest in the shares or stock of this or any such other company as aforesaid, or by partnership, or any arrangement of the nature of partnership, or in any other manner.

(T) To distribute among the members in specie any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(U) To do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(V) To do all such other things as are incidental or conducive to the above objects or any of them.

And it is hereby declared that in the construction of this clause the word 'company' except where used in reference to the Company shall be deemed to include any person or partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in Great Britain or elsewhere, and that the objects specified in the different paragraphs of this clause shall, except where otherwise expressed therein, be in nowise limited by reference to any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. The liability of the members is limited.

5. The Company's share capital is £100 divided into 100 shares of £1.00 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

I, the Subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

NAME AND ADDRESS OF SUBSCRIBER	Number of shares taken by Subscriber
W. TESTER 16 St. John Street London EC1M 4AY	ONE

DATED this 1st day of February 2001

WITNESS to the above Signatures:-

D.J. WOOTTON
16 St. John Street
London
EC1M 4AY

1.5 **Title: Articles of Association of Tasktip Limited**

Date: 1 February 2001

The Companies Acts 1985 and 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

TASKTIP LIMITED

PRELIMINARY

1. *(a) Subject as hereinafter provided, the regulations contained in Table A in* The Companies (Table A to F) Regulations 1985 (hereinafter referred to as "Table A") shall apply to the Company.

(b) Regulations 8, 64, 76, 77 and 113 of Table A shall not apply to the Company.

2. The Company is a private company and accordingly no invitation or offer shall be made to the public (whether for cash or otherwise) to subscribe for any shares in or debentures of the Company, nor shall the company allot or agree to allot (whether for cash or otherwise) any shares in or debentures of the Company with a view to all or any of these shares or debentures being offered for sale to the public.

SHARES

3. (a) The Directors may subject to Article 4 hereof allot, grant options over, or otherwise deal with or dispose of any relevant securities (as defined by Section 80(2) of the Companies Act 1985) of the Company to such persons and generally on such terms and conditions as the Directors think proper.

(b) The general authority conferred by paragraph (a) of this Article shall be conditional upon due compliance with Article 4 hereof and shall extend to the amount of the authorised share capital of the Company upon its incorporation. The said authority will expire on that date which is the fifth anniversary of the date of incorporation unless renewed, varied or revoked by the Company in general meeting in accordance with the said Section 80 or Section 80A of the Act.

(c) The Directors shall be entitled under the general authority conferred by paragraph (a) of this Article to make at any time before the expiry of such authority any offer or agreement which will or might require relevant securities of the Company to be allotted after the expiry of such authority.

4. (a) Subject to any direction to the contrary that may be given by the Company in general meeting all shares authorised pursuant to Article 3 hereof to be allotted shall be offered to the members in proportion to the existing shares held by them and such offer shall be made by notice in writing specifying the number of shares to which the member is entitled and limiting a time (being not less than 21 days) within which the offer if not accepted will be deemed to have been declined, and after the expiry of such time or upon receipt of an intimation from the member to whom such notice is given that he declines to accept the shares offered, the Directors may, subject to these Articles, allot or otherwise dispose of the same to such persons and upon such terms as they think most beneficial to the Company. The Directors may in like manner dispose of any such shares as aforesaid which, by reason of the proportion borne by them to the number of persons entitled to any such offer as aforesaid or by reason of any other difficulty in apportioning the same, cannot in the opinion of the Directors be conveniently offered in manner hereinbefore provided.

(b) By virtue of Section 91(1) of the Companies Act 1985, Sections 89(1) and 90(1) to 90(6) inclusive of that Act shall not apply to the Company.

LIEN

5. The Company shall have a first and paramount lien on every share (whether or not it is a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share and the Company shall also have a first and paramount lien on all shares (whether fully paid or not) standing registered in the name of any member whether solely or one of two or more joint holders for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien (if any) on a share shall extend to all dividends payable thereon.

TRANSFER OF SHARES

6. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share. The first sentence of Regulation 24 of Table A shall not apply to the Company.

MEETINGS

7. In accordance with Section 372(3) of the Companies Act 1985 in every notice calling a General Meeting of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company. Regulation 38 of Table A shall be modified accordingly and the second sentence of Regulation 59 of Table A shall not apply to the Company.

8. In Regulation 41 of Table A there shall be added at the end: "If at any adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the meeting shall be dissolved".

DIRECTORS

9. Unless and until the Company in general meeting shall otherwise determine, there shall be no maximum number of Directors and the minimum number of Directors shall be one. If and so long as there is a sole Director he may exercise all the powers and authorities vested in the Directors by these Articles and by Table A and Regulation 89 of Table A shall be modified accordingly. The first Directors of the Company shall be as named in the statement delivered to the Registrar of Companies pursuant to section 10 of the Companies Act 1985.

10. No person other than a Director retiring by rotation shall be elected a Director at any general meeting unless -

(i) he is recommended by the Directors; or

(ii) not less than fourteen nor more than thirty five clear days before the date of the meeting, a notice in writing signed by a member qualified to vote at the meeting has been given to the Company of the intention to propose that person for election, together with a notice in writing signed by that person of his willingness to be elected.

11. A Director shall not be required to hold any share qualification but shall nevertheless be entitled to receive notice of and to attend at all general meetings of the Company and at all separate general meetings of the holders of any class of shares in the capital of the Company.

12. The Company shall not be subject to Section 293 of the Companies Act 1985. Any person may be appointed or elected as a Director, whatever may be his age, and no Director shall be required to vacate his office by reason of his attaining or having attained the age of seventy years or any other age.

NAMES AND ADDRESS OF SUBSCRIBERS

W. TESTER
16 St. John Street
London
EC1M 4AY

DATED this 1st day of February 2001

WITNESS to the above Signatures:-

D.J. WOOTTON
16 St. John Street
London
EC1M 4AY

02 JUL 11 AM 12:52

1.6 Title: Form 287 - Notice of Change of Registered Office

Date: 21 May 2001

02 JUL 11 AM 12:52

Package: 'Laserform'
by Laserform International Ltd.

287

Please complete in typescript, or in bold black capitals.

CHFP025

Change in situation or address of Registered Office

Company Number 4180320

Company Name in full TASKTIP LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address WG & M SECRETARIES LIMITED

ONE SOUTH PLACE

Post town LONDON

County / Region

Postcode EC2M 2WG

Signed [signature] **Date** 21.5.07

† Please delete as appropriate.

† a director/~~secretary/administrator/administrative receiver/liquidator/receiver manager/receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG
271588 Tel 020 7903 1000
DX number 124402 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.7 **Title: Form 288a - Appointment of Secretary**

Date: 21 May 2001

02 JUL 11 AM 12:52

Package: 'Laserform'
by Laserform International Ltd.

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year
Date of appointment	21	05	2001
†Date of Birth			

Appointment form Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): WG & M SECRETARIES LIMITED

Surname:

Previous Forename(s): Previous Surname(s):

Usual residential address ONE SOUTH PLACE

Post town: LONDON Postcode: EC2M 2WG

County / Region: Country: UK

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

* Voluntary details.
† Directors only.
**Please delete as appropriate

Consent signature [signature] **Date** 21.5.01

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.5.01

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG
271578 Tel 020 7903 1000
DX number 124402 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.8 Title: Form 288a - Appointment of Director

Date: 21 May 2001

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year
Date of appointment	21	05	2001
†Date of Birth	16	11	1960

Appointment form Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: — *Honours etc: —

Forename(s): ANDREW TOBIAS MICHAEL

Surname: WYLES

Previous Forename(s): — Previous Surname(s): —

Usual residential address 20 RUTLAND STREET

Post town: LONDON — Postcode: SW7 1EP

County / Region: — Country: UK

†Nationality: BRITISH — †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): SEE ATTACHED SCHEDULE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 21.5.01

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.5.01

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG
271575.01 Tel 020 7903 1000
DX number 124402 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

†Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

SCHEDULE OF DIRECTORSHIPS

ANDREW TOBIAS MICHAEL WYLES

Company Number	Company
1342446	Apax Partners & Co. Ventures Limited
02652170	Worth Fine Fragrances plc
02580394	Apax Partners & Co. Ventures Holdings Limited
SC170046	Apax Scotland VI Co. Limited
SC186804	Apax Scotland CC Limited
03667092	TDLI.COM Limited
03981334	DMWSL 301 Limited
04094238	Apax Partners Europe Managers Limited
03034114	Heptagon Limited
02524980	Fogarty Limited
00851729	Protection One (UK) plc
01352574	David McLean (Holdings) Limited
03794451	TDL Infomedia Limited
03794456	TDL Infomedia Finance Limited

1.9 Title: Form 288a - Appointment of Director

Date: 21 May 2001

05-21-2001 10:22 FROM-W G M 02079031217 T-898 P.002/006 F-183

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	21	05	2001	†Date of Birth	13	01	1969

Appointment form Appointment as director X as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): LYNDON

Surname: LEA

Previous Forename(s): Previous Surname(s):

Usual residential address FLAT 3, 7 QUEENS GATE PLACE

Post town: LONDON Postcode: SW7 5NL

County / Region: Country: UK

†Nationality: CANADIAN †Business occupation: INVESTMENT DIRECTOR

†Other directorships (additional space overleaf): SEE ATTACHED SCHEDULE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature X [signature] **Date** 21-5-01

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21-5-01

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG
271565.01 Tel 020 7903 1000
DX number 124402 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 12/99

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

SCHEDULE OF DIRECTORSHIPS
LYNDON LEA

COMPANY NUMBER	COMPANY
03011810	MutualPlace Property Management Limited
03594983	Glass's Holdings Limited
03085862	Framleydove Limited
00717446	Glass's Information Services Limited
03716362	Premier Financing Limited
03808291	HMTF Poultry Limited
03808234	HMTF Furniture Limited
00274377	HMTF Furniture Group Limited
04072551	Eubisco Limited
03771991	Premier International Foods Plc
03716362	Premier Financing Limited
03889279	Cork Street Limited
03877509	Burlington Biscuits Limited
03881399	Burlington Finance Limited
03879853	Burlington Biscuits International Limited
03889275	Burlington Biscuits (Holdings) Limited
03877866	United Biscuits Group (Investments) Limited
03922573	Deluxestar Limited
03876059	Solvecorp Limited
03876056	Runecorp Limited
03885120	Regentrealm Limited
03877932	Finalrealm Limited
SC204972	HMTF Biscuits G.P. Limited
03945313	United Biscuits Finance plc

1.10 Title: Form 288a - Appointment of Director

Date: 21 May 2001

02 JUN 11

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	21	05	2001	†Date of Birth	30	09	1958

Appointment form

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR — *Honours etc:

Forename(s): STEPHEN

Surname: GRABINER

Previous Forename(s): — Previous Surname(s):

Usual residential address: 86 TEMPLE FORTUNE LANE

Post town: LONDON — Postcode: NW11 7TX

County / Region: — Country: UK

†Nationality: BRITISH — †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): SEE ATTACHED SCHEDULE

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details.
† Directors only.
**Please delete as appropriate

Consent signature [signature] **Date** 21-5-01

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21-5-01

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG
271557.01 — Tel 0207 903 1000
DX number 124402 — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

SCHEDULE OF DIRECTORSHIPS
STEPHEN GRABINER

Company Number	Company
03162888	Cloverhawk Limited
03827292	Every.Com Limited
03949621	Hallco 413 Limited
03555358	Digital Bridges Limited
01342446	Apax Partners & Co. Ventures Ltd
00451593	Telegraph Group Limited
01984132	Telegraph Publishing Limited
02002119	Telegraph Books Limited
01985540	Trafford Park Printers Limited
03391273	Newsprint Management and Supply Services Limited
03392487	Regional Independent Newspapers Limited
01768656	Regional Independent Media Limited
00042125	Blackpool Gazette and Herald Limited
01344614	Lancashire Evening Post Limited
00002899	Yorkshire Post Newspapers Limited
00780919	Sheffield Newspapers Limited
01997219	West Ferry Printers Limited
00004197	Press Association Limited (The)
03212881	United Regional Newspapers Limited
00141748	Express Newspapers
00152298	United Business Media PLC
01377454	United Advertising Publications PLC
03302715	Ondigital PLC
03534380	Ondigital (Services) Limited

1.11 Title: Form 288b - Resignation of Director

Date: 21 May 2001

02 JUL 11 AM 12:09

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year
Date of termination of appointment	21	05	2001

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) WILLIAM

Surname TESTER

	Day	Month	Year
†Date of Birth	29	06	1962

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21.5.01

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EUROLIFE COMPANY SERVICES LIMITED
16 ST. JOHN STREET. LONDON EC1M 4NT
Tel 0171-454-0966
DX number 53316 DX exchange CLERKENWELL

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

ge

Form revised 1999

1.12 Title: Form 288b - Resignation of Secretary

Date: 21 May 2001

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year
Date of termination of appointment	21	05	2001

as director [ ] as secretary [✓]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) HOWARD

Surname THOMAS

	Day	Month	Year
†Date of Birth			

A serving director/ secretary etc must sign the form below.

Signed [signature] **Date** 21.5.01

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EUROLIFE COMPANY SERVICES LIMITED
16 ST. JOHN STREET, LONDON EC1M 4NT
Tel 0207-454-0966
DX number 53316 DX exchange CLERKENWELL

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

rge

Form revised 1999

1.13 Title: Form 88(2) - Allotment of 1 ordinary share of £1.00 each.

Date: 21 May 2001

02 JUL 11

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 4180320

Company name in full TASKTIP LIMITED

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	05	2001			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	ONE		
Nominal value of each share	£1.00		
Amount (if any) paid or due on each share *(including any share premium)*	£1.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

le

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: WILLIAM TESTER Address: 4 GEARY HOUSE, GEORGES ROAD HOLLOWAY, LONDON UK Postcode N7 8EZ	Class of shares allotted: ORDINARY	Number allotted: ONE
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21. 5. 2001

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

02 JUL 11

1.14 Title: Written resolution of the shareholders resolving to increase the company's authorised share capital, authorise the directors of the company to allot equity securities, disapply pre-emption rights and adopt new Articles of Association. (including a copy of the new Articles of Association of Tasktip Limited)

Date: 25 May 2001

THE COMPANIES ACTS 1985 AND 1989

TASKTIP LIMITED

Registered No: 4180320

John Condron and John Davis being all the members of the Company for the time being entitled to attend and vote at General Meetings of the Company hereby resolve, pursuant to regulation 53 of Table A (as incorporated into the Company's Articles of Association) to pass the following written resolutions as special resolutions:

1 **THAT** the authorised share capital of the Company be increased to £109,900 by the creation of 99,900 Ordinary Shares of £1.00 each and 900,000 B Ordinary Shares of 1 pence each, such shares have the rights set out in the Articles of Association to be adopted pursuant to resolution 4.

2 **THAT** the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise any power of the Company to allot relevant securities (within the meaning of that section) up to the amount of the authorised but as yet unissued share capital of the Company for a period expiring at the end of five (5) years from the date on which this resolution is passed, but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired and this authority shall supersede and be in substitution for any other similar authority hitherto granted to the directors in relation to section 80 of the Act.

3 **THAT** the directors be and are hereby generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to any general authority conferred on them in accordance with section 80 of the Act as if section 89(1) of the Act did not apply to any such allotment, provided that the power conferred by this resolution shall expire at the end of five (5) years from the date on which this resolution is passed, but the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired and that this authority shall supersede and be in substitution for any other similar authority granted to the directors in relation to sections 89 to 95 of the Act.

4 **THAT** new Articles of Association (in the form annexed to this written resolution) be adopted in substitution for the Company's existing Articles of Association.

Dated: 25 May 2001

[signature] [signature]

John Condron **John Davis**

LO1:\277773\02\SYBX02!.DOC\52626.0643

25 MAY 2001

THE COMPANIES ACT

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

TASKTIP LIMITED

(Incorporated in England and Wales)
(Adopted by Special Resolution passed on 25 May 2001)

WEIL, GOTSHAL & MANGES

ONE SOUTH PLACE LONDON EC2M 2WG
020 7903 1000
WWW.WEIL.COM

TABLE OF CONTENTS

Page

PRELIMINARY

1 TABLE A

The Articles of Association of the Company shall be as set out herein and shall not *comprise, adopt or include Table A in The Companies (Tables A to F) Regulations 1985.*

2 DEFINITIONS AND INTERPRETATION

2.1 In these Articles the following expressions shall have the following meanings:-

"Accounts"	the audited balance sheet and profit and loss account of the Company or, if at the relevant time the Company has any subsidiary undertaking(s), a consolidation of the audited balance sheets and profit and loss accounts of the Company and its subsidiary undertaking(s), for each financial year, to be prepared under the historical cost convention and in accordance with generally accepted accounting principles and all relevant accounting standards, Statements of Standard Accounting Practice, Financial Reporting Standards and Statements of Recommended Practice;
"AB Ordinary Shares"	the Ordinary Shares and the B Ordinary Shares;
"Act"	the *Companies Act 1985* (as amended) including any statutory modification or re-enactment for the time being in force;
"Additional Equity Investment"	the aggregate of all amounts subscribed or paid for AB Ordinary Shares or DDBs or other equity instruments in the Company or any of its subsidiaries during the period ending on the Exit Date but excluding the Original Equity Investment;
"Affiliate"	as defined in the Subscription and Shareholders' Agreement;
"Allocation Notice"	as defined in Article 12.6;
"Allotment Notice"	as defined in Article 12.1;
"Allotment Shares"	as defined in Article 12.2;
"Articles"	these Articles of Association as from time to time amended or replaced by Special Resolution;
"A Shareholders"	the holders of the Ordinary Shares from time to time;

"Auditors"	the auditors for the time being of the Company;
"Available Profits"	profits available for distribution in accordance with the provisions of the Act;
"Bad Leaver"	as defined in Article 13.2.4;
"Board"	the Board of the Company (or any duly authorised committee thereof) from time to time;
"B Ordinary Share"	a B ordinary share of £0.01 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"B Shareholder Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment and less IMR and PAMR, each as defined in Article 8;
"B Shareholder Return on Capital Ratio"	the B Shareholder Return on Capital divided by (the aggregate of the Original Equity Investment and the Additional Equity Investment);
"B Shareholders"	the holders of the B Ordinary Shares from time to time;
"Business Day"	any day other than a Saturday, Sunday or English public or bank holiday;
"Co-Investment Scheme"	as defined in Article 11.1.2(f);
"DDB Instrument"	the instrument made by the Company constituting unsecured loan notes to be issued at a discount on or about the Completion Date;
"DDBs"	the unsecured loan notes constituted by the DDB Instrument;
"DDB Subscription Price"	has the same meaning as "Subscription Price" as set out in the DDB Instrument;
"Deferred Share"	a deferred ordinary share of £0.01 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Distributions"	all monies paid by the Company or any of its subsidiaries to holders of AB Ordinary Shares or other equity instruments in respect of their investment in such shares or instruments including without limitation (i) any dividends or other distributions (including returns of

capital on shares but excluding for the avoidance of doubt the Return on DDBs) and (ii) any directors' fees;

"Employee Trust"	any trust established to enable or facilitate the holding of Shares by, or for the benefit of the bona fide employees of any Group Company;
"Exit"	a Sale or a Quotation;
"Exit Date"	means the date on which an Exit occurs;
"Exit Equity Value"	the aggregate Fair Market Value of all AB Ordinary Shares and any other equity shares of the Company in issue and the value of all DDBs (at the Redemption Price) in issue immediately prior to the Exit Date, excluding for the avoidance of doubt in the case of a Quotation any new equity instruments issued pursuant to such Quotation and any AB Ordinary Shares not sold by the holders thereof pursuant to the Quotation;
"Extra Shares"	as defined in Article 12.4;
"Fair Market Value"	means the price per AB Ordinary Share: (1) in the case of a Quotation, at which AB Ordinary Shares are to be offered for sale or subscription in such Quotation (after taking into account underwriters' and brokers' fees, expenses and commissions and other expenses associated with the Quotation) or such other price as the Auditors of the Company shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares; or (2) in the case of a Sale, the price per share payable by the buyer (and, if the consideration is not payable in cash, such amount as the Auditors of the Company shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares);
"Fair Price"	as defined in Article 13.11.4;
"Financial Services Authority"	the UK Financial Services Authority or any body with responsibility under legislation replacing the UK Financial Services Act 1986 for carrying out regulatory actions;

"Financing Documents"	as defined in the Subscription and Shareholders' Agreement;
"Good Leaver"	as defined in Article 13.2.3;
"Group"	as defined in the Subscription and Shareholders Agreement;
"Investor"	any person who is an Investor for the purposes of the Subscription and Shareholders' Agreement;
"Investors"	as defined in the Subscription and Shareholders' Agreement;
"Investor Associate"	as defined in the Subscription and Shareholders' Agreement;
"Investor Group"	as defined in the Subscription and Shareholders' Agreement;
"Leaver"	as defined in Article 13.2.2;
"Leaver's Shares"	all of the Shares held by a Leaver, or to which he (or any person to whom he has transferred Shares in accordance with Article 11) is entitled, on the Leaving Date and any Shares acquired by a Leaver or any such permitted transferee after the Leaving Date under an employee share scheme;
"Leaving Date"	the date on which the relevant person becomes a Leaver;
"Managers"	means John Condron, John Davis, John Satchwell, Paul Fry and Steve Chambers;
"Manager Shareholders"	those Shareholders other than the Partnership who are employees of any member of the Group;
"Ordinary Share"	an ordinary share of £1 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Original Equity Investment"	the aggregate of all amounts subscribed for AB Ordinary Shares and DDBs (at the DDB Subscription Price) on or prior to the date of adoption of these Articles;
"Other Shareholders"	as defined in Article 16.3;
"Partnership"	as defined in the Subscription and

	Shareholders' Agreement;
"Partnership Consent"	the prior written consent of the Partnership ;
"Partnership Direction"	the prior written direction of the Partnership ;
"Partnership Director"	as defined in the Subscription and Shareholders' Agreement;
"Privileged Relation"	the spouse or widow or widower of a Manager Shareholder and the Manager Shareholder's children and grandchildren (including step and adopted children and their issue) provided always that each such person is over the age of 18 years;
"Proportionate Allocation"	as defined in Article 12.4;
"Proposed Allottee"	as defined in Article 12.1.3;
"Proposed Buyer"	as defined in Article 17.2;
"Proposed Sale Date"	as defined in Article 17.2;
"Proposed Sale Notice"	as defined in Article 17.2;
"Proposed Sale Shares"	as defined in Article 17.2;
"Remuneration Committee"	as defined in the Subscription and Shareholders' Agreement;
"Qualifying Offer"	as defined in Article 16.1;
"Quotation"	bears the meaning ascribed to it in the Subscription and Shareholders' Agreement;
"Redemption Price"	has the meaning given in the DDB Instrument;
"Register of Shareholders"	the register of Shareholders to be kept pursuant to Section 352 of the Act;
"Registered Office"	the registered office of the Company as provided in Section 287 of the Act;
"Regulations"	as defined in Article 1.1;
"Relevant Employee"	as defined in Article 13.2.1;
"Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment;

"Return on Capital Ratio"	the Return on Capital divided by the aggregate of the Original Equity Investment and the Additional Equity Investment;
"Return on DDBs"	the aggregate of the Redemption Price payable on all DDBs at the Exit Date less the aggregate amount of the DDB Subscription Price paid on all DDBs at the Exit Date;
"Sale"	means the sale of the whole of the issued equity share capital of the Company to a single buyer or to one or more buyers as part of a single transaction for a consideration payable in cash, provided that there shall be no Sale as a result of any transfer made pursuant to Article 11 (excluding Article 11.1.6);
"Shares"	the AB Ordinary Shares, the Deferred Shares and any other shares in issue from time to time;
"Shareholder"	a person who is registered in the Register of Shareholders as the holder of any Share in the Company;
"Special Resolution"	a resolution of a general meeting passed by a not less than 75% majority of the Shareholders entitled to vote thereat present at the meeting or voting by proxy or a written resolution signed by all Shareholders entitled to vote and otherwise in accordance with Section 381A of the Act;
"Subscription and Shareholders' Agreement"	the Subscription and Shareholders' Agreement to be entered into between (1) the Company, (2) Yellow Pages Investments, L.P. and (3) the Managers as amended and novated from time to time;
"Subscription Price"	as defined in Article 12.1.4;
"Subscription Price"	as defined in Article 12.1.4;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for the purposes of the Financial Services Act 1986.

2.2 Unless the context otherwise requires, words and expressions defined in or having a meaning provided by the Act as at the date of adoption of these Articles shall have the same meaning in these Articles.

2.3 Unless the context otherwise requires, references in these Articles to:-

2.3.1 any of the masculine, feminine and neuter genders shall include other genders;

2.3.2 the singular shall include the plural and vice versa;

2.3.3 a person shall include a reference to any natural person, body corporate, unincorporated association, partnership, firm or trust;

2.3.4 save where used in the definition of "**Employee Trust**", employees shall be deemed to include consultants, and references to contracts of employment and to commencement or cessation of employment shall be deemed to include contracts for consultancy and commencement or cessation of consultancy;

2.3.5 any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted; and

2.3.6 any class of Shareholder giving a written direction, written consent or written notice shall, unless these Articles expressly provide otherwise, mean the giving of such a direction, consent or notice by the holders of not less than 75% in nominal value of such class of Shares in issue from time to time.

2.4 The headings in these Articles are for convenience only and shall not affect their meaning.

2.5 A reference in these Articles to the transfer of any Share shall mean the transfer of either or both of the legal and beneficial ownership in such Share and/or the grant of an option to acquire either or both of the legal and beneficial ownership in such Share and the following shall be deemed (but without limitation) to be a transfer of a Share:-

2.5.1 any direction (by way of renunciation or otherwise) by a Shareholder entitled to an allotment or issue of any Share that such Share be allotted or issued to some person other than himself;

2.5.2 any sale or other disposition of any legal or equitable interest in a Share (including any voting right attached thereto) and whether or not by the registered holder thereof and whether or not for consideration or otherwise and whether or not effected by an instrument in writing; and

2.5.3 any grant of a legal or equitable mortgage or charge over any Share.

2.6 In construing these Articles, general words introduced by the word "**other**" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.7 Unless otherwise specifically provided, where any notice, resolution or document is required by these Articles to be signed by any person, the reproduction of the signature of such person by means of facsimile shall suffice, provided that confirmation by first class letter is despatched by the close of business on the next following business day, in which case the effective notice, resolution or documents shall be that sent by facsimile, not the confirmatory letter.

3 SHARE CAPITAL

3.1 The authorised share capital of the Company at the date of adoption of these Articles is £109,000, divided into 100,000 Ordinary Shares and 900,000 B Ordinary Shares.

3.2 Subject to any direction to the contrary which may be given by ordinary or other resolution of the Company and subject to any statutory provisions and without prejudice to any rights attached to any existing Shares, the unissued Shares (whether forming part of the present or any increased share capital from time to time) shall be at the disposal of the Board who are hereby generally and unconditionally authorised for the purposes of section 80 of the of the Act to allot relevant securities up to the maximum amount and for the period set out in Article 3.3 below.

3.3 The maximum amount of relevant securities that may be the subject of allotment under the authority provided in Article 3.2 shall be the amount by which the nominal amount of the authorised share capital of the Company exceeded the nominal amount of the issued share capital of the Company immediately after the adoption of these Articles. Unless renewed, such authority shall expire on the date five years from the date immediately preceding that on which the resolution adopting these Articles was passed save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot the relevant securities in pursuance of such offer or agreement accordingly.

3.4 Subject to any statutory provisions, Shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided in the Articles.

3.5 The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to any statutory provision, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

3.6 Whenever as a result of a consolidation of shares any Shareholders would become entitled to fractions of a Share, the Board may, on behalf of those Shareholders, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to any statutory provision, the Company) and distribute the net proceeds of sale in due proportion among those Shareholders, and the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

3.7 The company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

3.8 Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust and (except as otherwise provided by the articles or by the Act) the Company shall not be bound by or recognise any interest in any Share except an absolute right to the entirety thereof in the holder.

SHARE RIGHTS

4 DIVIDEND RIGHTS

4.1 The rights as regards income attaching to the Shares shall be as set out in this Article.

4.2 Subject to (i) Article 5, (ii) the Board recommending payment of the same, and (iii) Partnership Consent, any Available Profits which the Company may determine to distribute in respect of any financial year shall be distributed amongst the holders of the AB Ordinary Shares. The holders of any Deferred Shares in issue shall have no right to participate in any distribution.

4.3 Subject to any statutory provisions and Article 4.2, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution.

4.4 Except as otherwise provided by the rights attached to AB Ordinary Shares, all dividends shall be declared and paid according to the number of the AB Ordinary Shares held by each Shareholder on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the number of the AB Ordinary Shares held by each Shareholder during any portion or portions of the period in respect of which the dividend is paid; but, if any AB Ordinary Share is issued on terms providing that it shall rank for dividend as from a particular date, that AB Ordinary Share shall rank for dividend accordingly.

4.5 A general meeting declaring a dividend may, upon the recommendation of the directors (with Partnership Consent), direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of AB Ordinary Shareholders and may vest any assets in trustees.

4.6 Any dividend or other moneys payable in respect of a Share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the company. Any joint holder or other person jointly entitled to a Share as aforesaid may give receipts for any dividend or other moneys payable in respect of the Share.

4.7 No dividend or other moneys payable in respect of an AB Ordinary Share shall bear interest against the company unless otherwise provided by the rights attached to the AB Ordinary Share.

4.8 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

5 RESTRICTIONS IN THE FINANCING DOCUMENTS

5.1 Notwithstanding anything else contained in these Articles, the payment of dividends or other distributions on any Shares and the redemption or repurchase by the Company of its Shares shall not be paid or made to the extent prohibited under the Financing Documents.

5.2 Where any payment of any dividend or the making of any distribution, redemption or repurchase of Shares by the Company under these Articles is not paid or made upon its due date because of the provisions of Article 5.1:-

5.2.1 such payment, distribution, redemption or repurchase shall be made as soon as permitted under the terms of the Financing Documents; and

5.2.2 such non-payment or failure to make such distribution, redemption or repurchase shall be deemed not to put the Company in breach of these Articles.

5.3 Each holder acknowledges that all payments, distributions, redemptions or repurchase monies paid under these Articles to it in breach of this Article shall be received on trust for the Company and shall be paid, transferred or assigned (as the case may be) to the Company promptly following notice from the Company to that effect.

6 RETURN OF CAPITAL RIGHTS

6.1 The rights as regards return of capital attaching to the Shares shall be as set out in this Article.

6.2 On a return of capital on liquidation or otherwise, the surplus assets of the Company remaining after the payment of its liabilities shall be distributed amongst the holders of the Shares on the following basis:

(a) first, to the holders of AB Ordinary Shares, until such holders have received the sum of £100,000,000 (one hundred million) in respect of each AB Ordinary Share held by them; and

(b) second, to the holders of all Shares then in issue, treating all such Shares as a single class

in each case on a pro rata basis according to the number of the Shares held by such Shareholders.

7 VOTING RIGHTS

7.1 The voting rights attached to the Shares shall be as set out in this Article:-

7.1.1 on a show of hands at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or

(being a corporation) is present by a duly authorised representative or by proxy, shall have one vote;

7.1.2 on a poll at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, shall have one vote for each AB Ordinary Share of which he is the holder; and

7.1.3 the Deferred Shares shall confer no right to vote in person or by proxy at a general meeting on the holders thereof.

8 CONVERSION OF B ORDINARY SHARES

8.1 Immediately prior to the Exit Date, the Auditors shall calculate the Exit Equity Value, the Return on DDBs and the Return on Capital on behalf of the A Shareholders and B Shareholders and shall certify such matters in writing to the A Shareholders and the B Shareholders (the "**Certificate of Values**"). Such Certificate of Values shall be conclusive except in the case of fraud or manifest error.

8.2 Immediately following delivery of the Certificate of Values, B Ordinary Shares shall be deemed to be converted into and redesignated as Deferred Shares, the numbers of B Ordinary Shares so converting to be calculated pro rata to the respective shareholdings of the B Shareholders (calculated to 6 decimal places) and in accordance with the following provisions:

(a) a money value for initial management return ("**IMR**"), which shall never be less than zero, shall be calculated, as follows:

IMR = RC x SP

where: *"RC" is the Return on Capital; and*

"SP" is the proportion of the AB Ordinary Shares (by reference to the total number of AB Ordinary Shares then in issue) beneficially owned by the A Shareholders or their Permitted Transferees immediately prior to the Exit Date, expressed in a decimal format to three significant figures (e.g.0.0111 = 0.011)

(b) a money value for performance adjusted management return ("**PAMR**"), which shall never be less than zero, shall be calculated, as follows:

(i) if the Exit Date is on or prior to the third anniversary of adoption of these Articles:

PAMR = (0.5 x SP) x (ET - T)

where: *"T" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of 2.5; and*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

or

(ii) if the Exit Date is after the third anniversary of adoption of these Articles:

PAMR = (0.5 xSP) x (ET - AT)

where: *"AT" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of Z;*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

"Z" is 2.5 + (P x 0.5), provided that the highest value for Z shall be 5;

"P" is Q divided by 12; and

"Q" is, as at the Exit Date, the number of calendar months or part calendar months expired since the third anniversary of adoption of these Articles;

(c) a money value for the aggregate management return ("**AMR**") shall be calculated, as follows:

AMR = IMR +PAMR;

(d) the percentage which AMR represents of the total Return on Capital ("**PR**") shall be calculated, as follows:

PR = (AMR/(RC - Return on DDBs)) x 100;

and

(e) the number of B Ordinary Shares to be converted into Deferred Shares shall be such number as shall result in the percentage which the issued Ordinary Shares represent of all AB Ordinary Shares in issue following such conversion being equal to PR.

8.3 Where as a result of conversion any B Shareholder would have a fractional entitlement to B Ordinary Shares, such entitlement shall calculated to 6 decimal places and rounded up or down to the nearest whole number.

8.4 Upon conversion, the B Shareholders shall immediately surrender to the Company the certificates in respect of the B Ordinary Shares respectively held by them for cancellation and the Directors shall thereupon procure the issue to such B Shareholders of new certificates in respect of their holdings of B Ordinary Shares and/or Deferred Shares and the entry of such B Shareholders and Deferred Shareholders in the register of members of the Company in respect thereof.

9 LIEN

9.1 The company shall have a first and paramount lien on every Share standing registered in the name of any person indebted or under liability to the Company. The Board may at any time declare any Share to be wholly or in part exempt from the provisions of this regulation.

9.2 The lien conferred by Article 9.1 shall attach to all Shares of any class, whether fully paid or not, and to all shares registered in the name of any person indebted or under liability to the Company, whether he be the sole registered holder thereof or one of two or more joint holders.

9.3 The Company may sell in such manner as the Board may determine any Shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the Share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

9.4 To give effect to a sale the Board may authorise some person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the Shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

9.5 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the Shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

SHARE TRANSFERS

10 GENERAL

10.1 Except as permitted by these Articles, no Shareholder will sell, transfer, assign, pledge, charge or otherwise dispose of any Share or any interest in any Share.

10.2 No transfer of Shares will be registered by the Board unless it has been made in accordance with the provisions of these Articles. Any transfer or purported transfer of a Share made otherwise than in accordance with the provisions of these Articles will be null and void and of no effect.

10.3 The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer which would otherwise be permitted under the provisions of these Articles if it is a transfer of a Share on which the Company has a lien or of a Share (not being a fully paid Share) to a person who is not already a Shareholder.

10.4 The Board may refuse to register any transfer unless:

10.4.1 it is lodged at the office or at such other place as the Board may appoint and is accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

10.4.2 it is in respect of only one class of Shares; and

10.4.3 it is in favour of not more than four transferees.

10.5 For the purpose of ensuring that a transfer of Shares is permitted under the provisions of these Articles, the Board may from time to time require any Shareholder or the legal personal representatives of any deceased Shareholder or any person named as transferee in any transfer lodged for registration to provide to the Company such information and evidence as the Board may think fit regarding any matter which they deem relevant to such purpose.

10.6 Any person who holds, or becomes entitled to, any Share shall not without Partnership Consent effect a transfer, except a transfer in accordance with Article 11 (Permitted Transfers), Article 13 (Leavers), Article 16 (Drag Along) or Article 17 (Tag Along), of such Shares.

10.7 The instrument of transfer of a Share may be in the usual form or in any other form which the Board may approve and shall be executed by or on behalf of the transferor and, unless the Share is fully paid up, by the transferee.

10.8 If the Board refuses to register a transfer of a Share, it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

10.9 The registration of transfers of Shares or of transfers of any class of Shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may determine.

10.10 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any Share.

10.11 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

11 PERMITTED TRANSFERS

11.1 Notwithstanding the provisions of Article 17 (Tag Along):-

11.1.1 any Shareholder who is a trustee of an Employee Trust may at any time transfer any Share to:-

(a) the new or remaining trustees of the Employee Trust upon any change of trustees; and

(b) any beneficiary of the Employee Trust;

11.1.2 any Investor may at any time transfer a Share to:-

(a) that Investor's Investor Associate or to another member of an Investor's Investor Group provided that Partnership Consent shall be required in respect of any transfer to an entity governed in the United States by ERISA;

(b) any person who becomes a manager or adviser of a company, fund or partnership in place of, or in addition to, such transferor;

(c) the beneficial owner of the Shares, including, without limitation, to any person who becomes a partnership , nominee or trustee for a limited partnership, unit trust or investment trust in place of, or in addition to, such transferor;

(d) the partners of a limited partnership (or their nominees) or to the holders of units in a unit trust (or their nominees) on a distribution in

kind or otherwise under the relevant partnership agreement or trust deed;

(e) any investment trust (as defined in the Listing Rules of the UK Listing Authority) whose shares are listed on a recognised investment exchange and which is also managed by the manager of such Shareholder;

(f) any co-investment scheme, being a scheme under which certain officers, employees or partners of such Investor or its adviser or manager are entitled or required (as individuals or through a body corporate or any other vehicle) to acquire Shares which the Investor would otherwise acquire or has acquired ("**Co-Investment Scheme**");

(g) that Investors' nominee or bare trustee;

11.1.3 any Shareholder holding Shares in connection with a Co-Investment Scheme may at any time transfer any Share to:-

(a) another person who holds or is to hold Shares in connection with such Co-Investment Scheme; or

(b) any persons on their becoming entitled to the same under the terms of such Co-Investment Scheme;

11.1.4 any Shareholder holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person (the "**original transferor**") in relation to whom such Shareholder was a permitted transferee under the provisions of this Article (i) may at any time re-transfer any Share to the original transferor of such Shares (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor) and (ii) shall immediately prior to their ceasing to be a permitted transferee of the original transferor re-transfer any Shares transferred to them by the original transferor to the original transferor (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor);

11.1.5 any Manager Shareholder may transfer any Shares to (i) the trustees of a trust of which the only beneficiary (and the person being capable of being beneficiary) is the Manager Shareholder who established the trust and who is transferring the relevant Shares and/or the Manager Shareholder's Privileged Relations (the "**Managers Trust**") and the trustees of the managers Trust may transfer Shares pursuant to this Article 11.1.5 to replacement trustees of the same trust, the Manager Shareholder who established the Managers Trust or in respect of such Manager Shareholder his Privileged Relations or (ii) to a Privileged Relation; and

11.1.6 any Shareholder may transfer any Shares with Partnership Consent.

11.2 Subject to Article 14 (Compliance), the Company shall be obliged to register any transfer made pursuant to the above provisions.

12 PRE-EMPTION ON ALLOTMENT

12.1 Save in respect of (i) any allotment of Shares pursuant to the Subscription and Shareholders' Agreement or (ii) any share option plan established in accordance with the terms of the Subscription and Shareholders' Agreement, if the Company proposes to allot any Shares or any securities convertible into or exchangeable for Shares, the Company shall forthwith give notice in writing of such proposal to each holder of AB Ordinary Shares (the "**Allotment Notice**"). Each Allotment Notice shall:-

12.1.1 relate to one class of Shares or securities only;

12.1.2 specify the number and class of Shares or securities which the Company proposes to allot (the "**Allotment Shares**");

12.1.3 specify the identity of any person to whom the Company proposes to allot the Allotment Shares (the "**Proposed Allottee**");

12.1.4 specify the price per Share (the "**Subscription Price**") at which the Company proposes to allot the Allotment Shares; and

12.1.5 not be varied or cancelled (without Partnership Consent).

12.2 The Allotment Notice shall specify that the holders of AB Ordinary Shares shall have a period of 30 Business Days from the date of such notice within which to apply for some or all of the Allotment Shares. For the avoidance of doubt, holders only of Deferred Shares shall have no right to receive or act upon an Allotment Notice.

12.3 It shall be a term of the offer pursuant to Article 12.2 that, if there is competition within any eligible class of Shareholder for the Allotment Shares treated as having been offered to that class, such Allotment Shares shall be treated as offered among such eligible class of Shareholder in proportion (as nearly as may be) to their existing holdings of Shares of the class to which the offer is treated as having been made (the "**Proportionate Allocation**"). However, in his application for Allotment Shares a Shareholder may, if he so desires, indicate that he would be willing to purchase a particular number of Shares in excess of his Proportionate Allocation ("**Extra Shares**").

12.4 In respect of each of the categories of offeree referred to in Article 12.3, the Company shall allocate the Allotment Shares as follows:-

12.4.1 if the total number of Allotment Shares applied for is equal to the available number of Allotment Shares, each Shareholder shall be allocated the number applied for in accordance with his application; or

12.4.2 if the total number of Allotment Shares applied for is greater than the available number of Allotment Shares, each Shareholder shall be allocated his Proportionate Allocation or such lesser number of Allotment Shares for which he has applied and applications for Extra Shares shall be allocated in accordance with such applications or, in the event of competition among those Shareholders applying for Extra Shares, in such proportions as equal (as nearly as may be) the proportions of all the Shares of the same class held by such Shareholders.

12.5 Allocations of Allotment Shares made by the Company pursuant to this Article shall constitute the acceptance by the persons to whom they are allocated of the offer to subscribe for those Allotment Shares on the terms offered to them, provided that no person shall be obliged to take more than the maximum number of Allotment Shares that he has indicated to the Company he is willing to subscribe.

12.6 The Company shall forthwith upon allocating any Allotment Shares give notice in writing (an "**Allocation Notice**") to each person to whom Allotment Shares have been so allocated of the number of Allotment Shares so allocated and the aggregate price payable therefor. Completion of the subscription for those Allotment Shares in accordance with the Allocation Notice shall take place within five Business Days of the date of the Allocation Notice whereupon the Company shall, upon payment of the price due in respect thereof, issue those Allotment Shares specified in the Allocation Notice to the persons to whom they have been allocated and deliver the relevant Share certificates.

12.7 If all the Allotment Shares are not allotted by reference to the provisions of Articles 12.2 to 12.6 (inclusive), the Company shall, within three months of the exhaustion of such provisions, allot to the Proposed Allottee any unallotted Allotment Shares at any price not less than the Subscription Price.

12.8 For the duration of the period referred to in Article 3.2, the provisions of Section 89(1) and sections 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

13 LEAVERS

13.1 The provisions of this Article shall apply to any Leaver and to any Leaver's Shares. For the purposes of this Article 13 "Group Company" shall mean the Company or any 51 per cent. subsidiary (as defined in Section 838 of the Income and Corporation Taxes Act 1988).

13.2 In these Articles:-

13.2.1 a "**Relevant Employee**" shall mean:-

(a) an employee of any Group Company; and/or

(b) a director of any Group Company (other than a Partnership Director);

13.2.2 a "**Leaver**" shall mean:-

(a) any Shareholder who ceases, or has ceased, to be a Relevant Employee;

(b) any Shareholder (not being the Partnership) holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person in relation to whom such Shareholder was a permitted transferee under the provisions of Article 13 who ceases to be a permitted transferee in relation to such person;

(c) any person who becomes entitled to any Shares:-

(i) on the death of a Shareholder;

(ii) on the bankruptcy of a Shareholder (if an individual) or the receivership, administrative receivership, administration,

liquidation or other arrangement for the winding-up (whether solvent or insolvent) of a Shareholder (if a company), in either case such Shareholder not being the Partnership ; or

(iii) on the exercise of an option after ceasing to be a Relevant Employee;

(d) any Shareholder (not being the Partnership) holding Shares as a nominee for any person who ceases, or who has ceased, to be a Relevant Employee;

13.2.3 a Leaver shall be deemed to be a "**Good Leaver**" in circumstances where the relevant person is not a Bad Leaver; and

13.2.4 a Shareholder shall be deemed to be a "**Bad Leaver**" in circumstances where the relevant person:-

(a) is summarily dismissed in accordance with his contract of employment; or

(b) has voluntarily resigned as an employee of any Group Company without the consent of the Board and has not been constructively dismissed.

13.3 Within the period commencing on the relevant Leaving Date and expiring at midnight on the first anniversary of such date, the Partnership may direct the Company by Partnership Direction immediately to serve a notice on the Leaver notifying him that he is, with immediate effect, deemed to have served a notice in writing to the Company (the "**Transfer Notice**") that he wishes to transfer his Leaver's Shares and the Company shall copy the Transfer Notice to the Partnership and the members of the Remuneration Committee within 2 Business Days of its deemed receipt. Each Transfer Notice shall be deemed to constitute the Company as the Leaver's agent for the sale of all of his Leaver's Shares at the price (the "**Sale Price**") to be determined in accordance with Article 13.11.

13.4 The Leaver's Shares shall within five Business Days of receipt of the Transfer Notice be offered at the Sale Price to (i) a person or persons intended to take the place of the Leaver, (ii) the remaining Manager Shareholders, (iii) at the sole discretion of the Remuneration Committee other employees of the Group or (iv) at the sole discretion of the Remuneration Committee an Employee Trust, in each case on a pre-emptive basis to be determined by the Remuneration Committee.

13.5 In the event that any of the Leaver's Shares shall not be acquired pursuant to the offer(s) made under Article 13.4 within 30 Days of such offer(s), the Partnership may, direct the Company by a Partnership Direction immediately to offer at the Sale Price such number of Leaver's Shares to such person as may be specified in the Partnership Direction including, for the avoidance of doubt, the Company and/or any Employee Trust (the "**Offeree**"). If the Offeree of the Leaver's Shares applies for any of them within four Business Days of the date of such offer, the Company shall (with Partnership Consent) allocate to the Offeree the number of Leaver's Shares applied for within ten Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined. If all of the Sale Shares are so allocated, the provisions of Articles 13.6 to 13.8 (inclusive) shall not apply. Completion of sale and purchase of such Leaver's Shares

shall take place at the registered office within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if the Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.6 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.4 or 13.5, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.7 If none or some only of the Leaver's Shares are so allocated, the remaining provisions of this Article shall have effect as if references to Leaver's Shares shall mean those not allocated in accordance with this Article.

13.8 The provisions of Articles 12.2 to 12.5 (inclusive) shall apply, mutatis mutandis, to the allocation of the Leaver's Shares, provided that for these purposes:-

13.8.1 references to the Allotment Notice shall be treated as references to the Transfer Notice;

13.8.2 references to the Allotment Shares shall be treated as references to the Leaver's Shares;

13.8.3 references to the Subscription Price shall be treated as references to the Sale Price;

13.8.4 references to the subscription for, and allotment of, Allotment Shares shall be treated as references to the purchase of, and transfer of, Leaver's Shares respectively.

13.9 The Company shall forthwith upon allocating any Leaver Shares give notice in writing (a "**Leaver Allocation Notice**") to the Leaver and to each person to whom Leaver Shares have been so allocated of the number of Leaver Shares so allocated and the aggregate price payable therefor. Completion of the sale and purchase of those Leaver's Shares shall take place within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.10 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.6, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of

such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.11 In these Articles:-

13.11.1 in the case of a Good Leaver, the Sale Price shall be:-

(a) in relation to the Vested Percentage of the Leaver's Shares, the Fair Price; and

(b) in relation to the Unvested Percentage of the Leaver's Shares, the Issue Price or, if the Company is directed by a Partnership Direction, the lower of the Issue Price and the Fair Price;

13.11.2 in the case of a Bad Leaver, the Sale Price shall be in relation to both the Vested Percentage and the Unvested Percentage of the Leaver's Shares, the Issue Price or, if the Company is directed by a Partnership Direction, the lower of the Issue Price and the Fair Price;

13.11.3 in the case of any Leaver's Shares which were originally acquired by that Leaver by way of transfer rather than allotment, references to the Issue Price in this Article shall in relation to these Shares be deemed to be references to the lower of the Issue Price and the amount paid by such Leaver on such transfer;

13.11.4 the "**Fair Price**" shall be such price as the transferor and (with Partnership Consent) the Company shall agree within ten Business Days of the date of the deemed Transfer Notice or, failing such agreement, such price as the Auditors shall determine pursuant to Article 13.12;

13.11.5 Leaver's Shares shall vest in the Leaver on a straight-line percentage basis at the end of each calendar month during the period from the date of the adoption of these Articles until the fifth anniversary of the date of adoption of these Articles. References to "**Vested Percentage**" and "**Unvested Percentage**" of the Leaver's Shares shall be to the amount of Leaver's Shares vested in the Leaver at the relevant Leaving Date.

13.12 If the Fair Price falls to be determined by the Auditors:-

13.12.1 the Company shall immediately instruct the Auditors to determine the Fair Price on the basis which, in their opinion, represents a fair price for the Leaver's Shares at the Leaving Date as between a willing seller and a willing buyer and, in making such determination, the Auditors shall take account of the impact of the Leaver's departure on the prospects of the Group but shall not take account of (i) whether the Leaver's Shares comprise a majority or minority interest in the Company and the fact that their transferability is restricted by these Articles; or (ii) the fact that such Leaver's Shares can be subject to the compulsory transfer requirements of Articles 13 (Leavers) and 16 (Drag Along));

13.12.2 the Auditors shall certify the Fair Price as soon as possible after being instructed by the Company and in so certifying the Auditors shall be deemed to be acting as experts and not as arbitrators and the UK Arbitration Act 1996 shall not apply;

13.12.3 the certificate of the Auditors shall, in the absence of fraud or manifest error, be final and binding; and

13.12.4 the Company shall procure that any certificate required hereunder is obtained with due expedition and the cost of obtaining such certificate shall be borne by the Company unless (i) such an arrangement would not be permitted by the Act or (ii) the Fair Price as determined by the Auditors is the same as, or within 10% of, that price (if any) which the Company had previously notified to the Leaver as being in its opinion the Fair Price, in which event the cost shall be borne by the Leaver.

13.13 Notwithstanding any other provision of these Articles, all of a Relevant Employee's Shares shall vest in a Relevant Employee immediately on the completion of a Sale or a Quotation.

14 COMPLIANCE

14.1 For the purpose of ensuring compliance with the transfer provisions of these Articles, the Company shall immediately (on a Partnership Direction) and may (with Partnership Consent) require any Shareholder to procure that:-

14.1.1 he; or

14.1.2 any Proposed Transferee; or

14.1.3 such other person as is reasonably believed to have information and/or evidence relevant to such purpose

provides to the Company any information and/or evidence relevant to such purpose and until such information and/or evidence is provided the Company shall refuse to register any relevant transfer (otherwise than with a Partnership Consent).

15 ATTORNEY

15.1 Each Shareholder hereby irrevocably appoints the Company as his attorney (with the power to appoint any member of the Board as a substitute and to delegate to that substitute all or any powers hereby conferred, other than this power of substitution, as if he had been originally appointed by this Power of Attorney) to give effect to the provisions of these Articles.

16 DRAG ALONG

16.1 In these Articles a "**Qualifying Offer**" shall mean a *bona fide* arms-length offer in writing by or on behalf of any person (the "**Offeror**") for the entire equity share capital in the Company not already owned by the Offeror or persons connected with the Offeror.

16.2 If the Partnership has indicated (by Partnership Direction) that it wishes to accept the Qualifying Offer in respect of all of its Shares, then the provisions of this Article shall apply.

16.3 The Partnership shall give written notice to the other holders of the equity share capital then in issue (the "**Other Shareholders**") of its wish to accept the Qualifying Offer and shall thereupon become entitled to transfer its Shares to the Offeror (or his nominee) and the Other Shareholders shall thereupon become bound to accept the Qualifying Offer on no less favourable terms overall than those upon which the Partnership shall have accepted the Qualifying Offer and to transfer all their Shares to the Offeror (or his nominee) with full title guarantee on the date specified by the Partnership (by Partnership Direction).

16.4 If any Other Shareholder shall not, within five Business Days of being required to do so, execute and deliver transfers in respect of the equity shares held by him and deliver the certificate(s) in respect of the same (or a suitable indemnity in lieu thereof), then the Partnership shall be entitled to authorise and instruct such person as it thinks fit to execute, the necessary transfer(s) and indemnities on the Other Shareholder's behalf and, against receipt by the Company (on trust for such Shareholder) of the consideration payable for the relevant Shares deliver such transfer(s) and certificate(s) or indemnities to the Offeror (or his nominee) and register such Offeror (or his nominee) as the holder thereof and, after such registration, the validity of such proceedings shall not be questioned by any person.

16.5 For the avoidance of doubt (and notwithstanding any conflicting or contrary terms contained in any option agreement or arrangement), whenever options have been granted over any Shares:-

16.5.1 in Article 16.1, the Qualifying Offer shall include an offer for the underlying Share entitlements of such optionholders (assuming that such options can be validly exercised in such circumstances);

16.5.2 in Article 16.3, the Partnership shall also be required to give written notice to such optionholders and the binding obligation to accept the Qualifying Offer shall be deemed to apply to such optionholders on exercise of their options; and

16.5.3 the provisions of Article 16.4 shall be deemed to apply to such optionholders

17 TAG ALONG AND CO-SALE

17.1 If at any time any Shareholder proposes to sell (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) any of its Shares ("**Selling Shareholder**"), or the Partnership proposes to sell any of its Shares (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) (also a Selling Shareholder) and does not or is not entitled to exercise its right to serve a notice under Article 16.3, the provisions of this Article 17 shall apply.

17.2 The Selling Shareholder shall give written notice (the "**Proposed Sale Notice**") to all of the other holders of Shares of such intended sale at least ten Business Days prior to the date thereof. The Proposed Sale Notice shall set out, to the extent not described in any accompanying documents, the identity of the proposed buyer (the "**Proposed Buyer**"), the purchase price and other terms and conditions of payment, the proposed date of sale (the "**Proposed Sale Date**") and the number of Shares proposed to be purchased by the Proposed Buyer (the "**Proposed Sale Shares**").

17.3 Any other holder of equity share capital in the Company shall be entitled, by written notice given to the Selling Shareholder within five Business Days of receipt of the Proposed Sale Notice, to sell such proportion of his Shares as is equal to the proportion which the Shares sold by the Selling Shareholder bears to all Shares held by the Selling Shareholder to the Proposed Buyer on the same terms and conditions as those set out in the Proposed Sale Notice.

17.4 Subject to Article 17.5, if any other holder of equity share capital in the Company is not given the rights accorded him by the provisions of this Article, the Selling Shareholder shall be required not to complete its sale and the Company shall be bound to refuse to register any transfer intended to carry such a sale into effect.

17.5 If a notice has been given pursuant to Article 16.3, a Proposed Sale Notice will not be required pursuant to this Article 17 and the provisions of Article 17.4 shall cease to apply.

17.6 If at any time any transfer as contemplated by clause 8 of the GP Agreement (as defined in the Subscription and Shareholders' Agreement), is proposed to be made in accordance with such clause, the provisions of this Article 17 shall apply mutatis mutandis to any such transfer provided that for these purposes:

17.6.1 the reference to any Shareholder in Article 17.1 and references to Selling Shareholder throughout Article 17 shall be treated as references to the transferor; and

17.6.2 the reference to Shares in Article 17.1 shall be treated as a reference to the interest to be transferred as referred to in clause 8 of the GP Agreement.

SHAREHOLDER MEETINGS

18 ANNUAL GENERAL MEETINGS

18.1 The Board shall procure that an annual general meeting of Shareholders in respect of each financial year of the Company shall be convened to take place not later than 30 Business Days after the date of signing of the Auditors' report relating to the Accounts for the relevant financial year.

18.2 The Board shall cause to be laid before each such annual general meeting the Accounts for the relevant financial year, together with the respective reports therein of the directors and the Auditors.

18.3 All meetings of Shareholders other than annual general meetings shall be called extraordinary general meetings.

18.4 The directors may call general meetings and, on the requisition of shareholders pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not less than 28 days after the date of the requisition.

18.5 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if is so agreed -

(a) in the case of an annual general meeting, by all the Shareholders entitled to attend and vote thereat; and

(b) in the case of any other meeting by a majority in number of the Shareholders having a right to attend and vote being a majority together holding not less than nine-five per cent. in nominal value of the shares giving that right.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the Articles and to any restrictions imposed on any Shares, the notice shall be given to all the Shareholders, to all persons entitled to a Share in consequence of the death or bankruptcy of a member and to the directors and the auditors for the time being of the Company.

18.6 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

19 PROCEEDINGS OF SHAREHOLDERS AND VOTING

19.1 No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business and, subject to Article 19.2, for its duration. Three persons entitled to vote upon the business to be transacted, each being a Shareholder or a proxy for a Shareholder or a duly authorised representative of a corporation (and at least two of whom shall, together, be the holders of at least two thirds in nominal value of the Shares then in issue), shall be a quorum.

19.2 If within half an hour from the time appointed for the meeting a quorum is not present, or if during a meeting a quorum ceases to be present for a period exceeding 10 minutes, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such other time and place as the Shareholders present may decide and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present shall constitute a quorum.

19.3 The chairman, if any, of the Board or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

19.4 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the Shareholders present and entitled to vote shall choose one of their number to be chairman.

19.5 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

19.6 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to

place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

19.7 A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded at any general meeting by the chairman, or by any Shareholder present in person or by proxy and entitled to vote or by a duly authorised representative of a corporation which is a Shareholder entitled to vote.

19.8 Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

19.9 When a poll has been demanded it shall be taken immediately following the demand. The demand for a poll may (before the poll is taken) be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

19.10 A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.11 The Chairman of the meeting shall not, in the case of an equality of votes, whether on a show of hands or on a poll, be entitled to exercise any second or casting vote.

19.12 A resolution in writing executed by or on behalf of each Shareholder who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more Shareholders and a resolution in writing described as a special resolution or as an extraordinary resolution will have effect accordingly. With respect to any such resolution in writing, in the case of a corporation which holds a Share, the signature of any director or the secretary thereof shall be sufficient for the purposes of this Article

19.13 In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders' and seniority shall be determined by the order in which the names of the holders stand in the register of Shareholders.

19.14 A Shareholder in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy.

19.15 No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of Shares in the company, either in person or by proxy, in respect of any Share held by him unless all moneys presently payable by him in respect of that Share have been paid unless the Board otherwise determines.

19.16 No objection shall be raised to the qualification of any vote except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

19.17 On a poll votes may be given either personally or by proxy. Deposit of an instrument of proxy will not preclude the Shareholder from attending and voting at the meeting or at any adjournment of it.

19.18 An instrument appointing a proxy shall be in writing, executed by or on behalf of the appointor and shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"............. Limited ....I/We, ..., of ...., being a member/members of the above-named company, hereby appoint .... of ...., or failing him, ... of ...., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the company to be held on .... 20 ...., and at any adjournment thereof.

Signed on .... 20 ...."

19.19 Where it is desired to afford Shareholders an opportunity of instructing the proxy how he shall act the instrument appointing a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"........... Limited .... I/We, ..., of ...., being a member/members of the above-named company, hereby appoint .... of ...., or failing him .... of ...., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the company, to be held on .... 20 ...., and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against

Resolution No. 2 *for *against.

* Strike out whichever is not desired.

Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this .... day of .... 20 ......"

19.20 The instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Board may -

(a) be left at or sent by post or by facsimile transmission to the office or at such other places within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the company in relation to the meeting not less than one hour before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken immediately but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

19.21 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the company at the office or at such other place at which the instrument of proxy was duly deposited before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

DIRECTORS

20 NUMBER OF DIRECTORS

The number of directors (excluding alternate directors) shall not be less than two in number nor more than 15 or such other number as the Partnership may, by Partnership Direction, determine.

21 ALTERNATE DIRECTORS

21.1 A director (other than an alternate director) may appoint any other director or (in the case of an Partnership Director) any other person whomsoever, to be an alternate director and may remove from office an alternate director so appointed.

21.2 An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an alternate director.

21.3 A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

21.4 An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires but is reappointed at the meeting at which he retires, any

appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his appointment.

21.5 Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

21.6 Save as otherwise provided in the Articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

21.7 Any director who is appointed an alternate director shall be entitled to vote at a meeting of the Board on behalf of the director so appointing him in addition to being entitled to vote in his own capacity as a director and shall also be considered as two directors for the purpose of making a quorum of directors unless he is the only individual present.

22 POWERS AND PROCEEDINGS OF DIRECTORS

22.1 Subject to the provisions of the Act and the Articles, the business of the Company shall be managed by the directors who may exercise all the powers of the Company.

22.2 The directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

22.3 The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Any three directors (including at least two Partnership Directors) shall constitute a quorum and a quorum of directors must be present throughout all meetings of the Board. The Chairman of the meeting shall not have a second or casting vote, in the case of an equality of votes.

22.4 Any director or alternate director may validly participate in a meeting of the Board through the medium of conference telephone or similar form of communication equipment provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Subject to the Act, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that a quorum of directors is not physically present in the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chairman of the meeting then is.

22.5 The chairman of the Board of the Company will be appointed in accordance with the Subscription and Shareholders Agreement. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting..

22.6 All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a

defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

22.7 A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held and may consist of several documents in the like form each signed by one or more directors; but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

22.8 The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying.

22.9 The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

23 DECLARATION OF INTERESTS

23.1 Save as otherwise provided by the Articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures, or other securities of the Company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes; or

(e) his interest arises by virtue of his being a Shareholder of, or employed by, the Company.

23.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

23.3 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

23.4 The provisions of this Article and any other provision of these Articles prohibiting a directors from voting at a meeting of directors or a committee of directors may be suspended or relaxed with Partnership Consent.

23.5 Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

23.6 If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

23.7 Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

23.8 The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of directors, including the names of the directors present at each such meeting.

23.9 The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

24 APPOINTMENT AND REMOVAL OF DIRECTORS

24.1 No person shall be appointed or reappointed a director at any general meeting unless -

(a) he is a Partnership Director;

(b) he is recommended by the directors; or

(c) not less than fourteen nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a Shareholder qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

24.2 Not less than seven nor more than twenty-eight clear days before the date appointed for holding a general meeting notice shall be given to all who are entitled to receive notice of the meeting of any person who is recommended by the directors for appointment as a director at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose him at the meeting for appointment as a director. The notice shall give the particulars of that person which would, if he were so appointed, be required to be included in the Company's register of directors.

24.3 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion of the meeting.

24.4 The office of a director shall be vacated if -

24.4.1 he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

24.4.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

24.4.3 he resigns his office by notice to the Company; or

24.4.4 he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated; or

24.4.5 he becomes incapable of reason of mental disorder, illness or injury or managing and administering his property and affairs and the other directors resolve that his office is vacated; or

24.4.6 being a director designated a Partnership Director a notice is served by the Partnership removing him from the office; or

24.4.7 (in the case of an executive director only) he shall, for whatever reason, cease to be employed by the Company or any subsidiary of the Company; or

24.4.8 being a director of the Company, other than one of the directors specified in Article 24.4.6 above, he is removed by Partnership Direction, and such removal shall take effect upon delivery of the Partnership Direction to the Registered Office.

REMUNERATION OF DIRECTORS

25 DIRECTORS REMUNERATION AND EXPENSES

25.1 The directors shall be entitled to such remuneration as the company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

25.2 The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the company or otherwise in connection with the discharge of their duties.

26 DIRECTORS' APPOINTMENTS AND INTERESTS

26.1 Subject to any statutory provision, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

26.2 Subject to any statutory provision and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the Company is otherwise interested; and

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

26.3 For the purposes of Article 26.2

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

27 DIRECTORS' GRATUITIES AND PENSIONS

The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

MISCELLANEOUS

28 INDEMNITY

Subject to the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

29 INSURANCE

The Board shall have the power to purchase and maintain for any director or other officer insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company.

30 SHARE CERTIFICATES

30.1 Every Shareholder, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

30.2 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Board may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

31 CALL ON SHARES

31.1 Subject to the terms of allotment, the Board may make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal value or

premium) and each Shareholder shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

31.2 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

31.3 The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

31.4 If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Act) but the Board may waive payment of the interest wholly or in part.

31.5 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

31.6 Subject to the terms of allotment, the Board may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

31.7 If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

31.8 If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

31.9 Subject to any statutory provisions, a forfeited Share may be sold, re-alloted or otherwise disposed of on such terms and in such manner as the Board may determine either to the person who was before the forfeiture the Shareholder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the Share to that person.

31.10 A person any of whose shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date

of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the Board may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

31.11 A statutory declaration by a director or the secretary that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share and the declaration shall (subject to the execution of an instrument of transfer if necessary) consitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the Share be affected by any irregularity in or invaldity of the proceedings in reference to the forfeiture or disposal of the Share.

32 TRANSMISSION OF SHARES

32.1 If a Shareholder dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons herein recognised by the Company as having any title to his interest; but nothing contained in these Articles shall release the estate of a deceased Shareholder from any liability in respect of any share which had been jointly held by him.

32.2 A person becoming entitled to a Share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the Share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the Share to that person. All the articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Shareholder and the death or bankruptcy of the Shareholder had not occurred.

32.3 A person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

33 PURCHASE OF OWN SHARES

Subject to the provisions of the Act, the Company may purchase its own shares (including any redeemable shares) and, if it is a private company, make payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the Company out of the proceeds of a fresh issue of shares.

34 ACCOUNTS

No Shareholder shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by the ordinary resolution of the Company.

35 CAPITALISATION OF PROFITS

The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the Shareholder who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other: but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the Shareholders concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

36 NOTICES

36.1 Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the directors need not be in writing.

36.2 The Company may give any notice to a Shareholder either personally or by sending it by first class post in a prepaid envelope addressed to the Shareholder at his registered address or by leaving it at that address. In the case of joint holders of a Share, all notices shall be given to the joint holder whose name stands first in the Register of Shareholders in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address.

36.3 A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

36.4 Every person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before his name is entered in the register of Shareholders, has been duly given to a person from whom he derives his title.

36.5 Where a notice is sent by first class post, proof of the notice having been posted in a properly addressed prepaid envelope will be conclusive evidence that the notice was given and will be deemed to have been given at the expiration of 24 hours after the envelope containing the same is posted.

36.6 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national daily newspaper and such notice will be deemed to have been duly served on all Shareholders entitled thereto at noon on the day when the advertisement appears. In any such case the Company will send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses again becomes practicable.

36.7 Any notice or document delivered or sent by post to or left at the registered address of any member in accordance with the terms of these Articles shall notwithstanding that such member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Shareholders as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the Share.

1.15 **Title: Form 123 - Notice of increase in nominal capital**

Date: 6 June 2001

02 JUL 11 AM 12:00

COMPANIES FORM No. 123

Notice of increase in nominal capital

G

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4180320

Name of company

* insert full name of company

*TASKTIP LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 25 May 2001 the nominal capital of the company has been increased by £ 108,900 beyond the registered capital of £ 100.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

The new shares will have the rights set out in the new articles of association of the Company adopted pursuant to a special resolution passed on 25 May 2001.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR Date 6 JUNE 2001

Presentor's name address and reference (if any) :

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel: 0207 903 1000

#277643

For official Use
General Section | Post room

Laserform International 12/99

Notes

The address for companies registered in England and Wales or Wales is:-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

or, for companies registered in Scotland:-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

1.16 Title: Form 88(2) - Allotment of 67,998 ordinary shares of £1.00 each.

Date: 6 June 2001

02 JUL 11 [illegible]

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4180320

Company name in full TASKTIP LIMITED

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	05	2001	25	05	2001

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	67,998		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	£0.001		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0.001%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: CASH

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John Condron Address: 23 Roseberry Avenue, Muswell Hill, London UK Postcode N10 2LE	Ordinary	29,999
Name: John Davis Address: 25 Great Jubilee Wharf, 78 Wapping Wall, London UK Postcode E1	Ordinary	12,499
Name: Paul Fry Address: 4 Delham Place, Boundstone Road, Farnham, Surrey UK Postcode GU10 4TR	Ordinary	5,000
Name: John Satchwell Address: Braymill Cottage, River Gardens, Bray, Berkshire UK Postcode SL6 2BJ	Ordinary	5,000
Name: Steve Chambers Address: 23 Belfield Road, Didsbury, Manchester UK Postcode M20 6BJ	Ordinary	10,000

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 6 JUNE 2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person *Companies House* should contact if there is any query.

Weil Gotshal & Manges, One South Place, London
EC2M 2WG
Doc 277792.01 Tel 020 7903 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

Return of Allotment of Shares

Form 88(2) continuation sheet no: 1

Company Number 4180320

Company name in full TASKTIP LIMITED

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Eddie Cheng Address: 31 Copse Mead, Woodley, Reading UK Postcode R G 5 4 R P	Ordinary	2,500
Name: Danny Sheeham Address: 9 Oakdale Drive, Greasby, Wirral UK Postcode C H 4 9 3 P Z	Ordinary	1,500
Name: Mitch Connolly Address: 3 Earl Rivers Avenue, Heathcote, Warwick UK Postcode C V 3 4 6 E N	Ordinary	1,500
Name: Address: UK Postcode		

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Signed [signature] Designation‡ ______ Date 6 JUNE 2001.

Laserform International 02/00

02 JUL 11 AM 12: 14

1.17 **Title: Form 88(2) - Allotment of 2 B ordinary shares of £0.01 each.**

Date: 6 June 2001

02 JUL 11 AM 2: 14

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4180320

Company name in full TASKTIP LIMITED

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	05	2001	25	05	2001

Class of shares *(ordinary or preference etc)*	B Ordinary		
Number allotted	2		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: Cash

COMPANIES HOUSE 07/06/01

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Yellow Pages Investments L.P.		
Address: C/- Walkers, PO Box 265, George Town, Grand Cayman, Cayman Islands	Ordinary	2
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6 JUNE 2001

A director / ~~[illegible]~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
LONDON EC2M 2WG Tel 020 7903 1000
DX number DX exchange #277798

02 JUL 11 AM 12: 11

1.18 Title: Form 288a - Appointment of Director

Date: 11 June 2001

05-30-2001 17:03 FROM-W G M 02078031217 T-039 P.002/011 F-368

Package: 'Laserform' by Laserform International Ltd.

288a

Please complete in typescript, or in bold black capitals.

CHFP025

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

Date of appointment	Day Month Year	11 06 2001
†Date of Birth	Day Month Year	30 12 1963

Appointment form Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Nathaniel

Surname: Green

Previous Forename(s): Previous Surname(s):

Usual residential address 9 Woodcocks

Post town: Headcorn Postcode: TN27 9HB

County / Region: Kent Country: United Kingdom

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): Apax Partners & Co. Ventures Ltd

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 11.06.2001

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 11.06.2001

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WG&M Secretaries Limited
One South Place
London
EC2M 2WG
Doc 278358 Tel 020 7903 1000
DX number DX 124402 DX exchange London City

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Company Number 4180320

† Directors only. †Other directorships

Apax Europe V Ltd

Apax Partners & Co. Strategic Management Ltd

Apax Partners & Co Ventures Ltd

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.19 Title: Form 288a - Appointment of Director

Date: 11 June 2001

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	11	06	2001	†Date of Birth	24	02	1951

Appointment form Appointment as director: x — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: — *Honours etc: —

Forename(s): JOHN ROCKWELL

Surname: MUSE

Previous Forename(s): — Previous Surname(s): —

Usual residential address 3821 BEVERLEY

Post town: DALLAS — Postcode: 75205

County / Region: TEXAS — Country: USA

†Nationality: AMERICAN — †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE ATTACHED SCHEDULE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 11.06.2001

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 11.06.2001

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE, LONDON EC2M 2WG

Doc: 278429

Tel 020 7903 1000

DX number — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

SCHEDULE OF DIRECTORSHIPS

JOHN ROCKWELL MUSE

Company Number	Company Name
03561764	Hicks, Muse, Tate & Furst Limited
03716362	Premier Financing Limited
03771991	Premier International Foods plc
00971448	Hillsdown Holdings Limited
03808234	HMTF Furniture Limited
00274377	HMTF Furniture Group Limited
04072551	Eubisco Limited

1.20 Title: Form 288a - Appointment of Secretary

Date: 11 June 2001

Package: 'Laserform' by Laserform International Ltd.	

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4160320

Company Name in full TASKTIP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	11	06	2001	†Date of Birth			

Appointment form Appointment as director [ ] as secretary [x] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title *Honours etc

Notes on completion appear on reverse.

Forename(s) JOHN GORDON

Surname DAVIS

Previous Forename(s) Previous Surname(s)

Usual residential address 25 GREAT JUBILEE WHARF, 78 WAPPING WALL

Post town LONDON Postcode E1W 9TH

County / Region Country UK

†Nationality †Business occupation

†Other directorships (additional space overleaf)

I consent to act as ** ~~director~~ / secretary of the above named company

* Voluntary details.
† Directors only.
**Please delete as appropriate

Consent signature [signature] **Date** 11·06·2001

A director, secretary etc must sign the form below.

Signed [signature] **Date** 11·06·2001

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London EC2M 2WG
Doc: 278437
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.21 Title: Form 287 - Notice of Change of Registered Office

Date: 11 June 2001

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

287

Change in situation or address of Registered Office

Company Number 4180320

Company Name in full TASKTIP LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: QUEENS WALK
OXFORD ROAD

Post town: READING

County / Region: BERKSHIRE

Postcode: RG1 7PT

Signed [signature] **Date** 11.06.2001

† Please delete as appropriate.

† a director/secretary/administrator/administrative receiver/liquidator/receiver manager/receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London EC2M 2WG
Doc: 278431

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.22 Title: Form 288b - Resignation of Director

Date: 11 June 2001

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year
Date of termination of appointment	11	06	2001

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME Please insert details as previously notified to Companies House.

*Style / Title: *Honours etc:

Forename(s): STEPHAN

Surname: LOBMEYR

	Day	Month	Year
†Date of Birth	29	07	1966

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11.06.2001

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE, LONDON EC2M 2WG
Doc: 278430
Tel 020 7903 1000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.23 Title: Form 288b - Resignation of Director

Date: 11 June 2001

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year
Date of termination of appointment	11	06	2001

as director: x as secretary:

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: *Honours etc:

Forename(s): ANDREW TOBIAS MICHAEL

Surname: WYLES

	Day	Month	Year
†Date of Birth	16	11	1960

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11.06.2001

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London EC2M 2WG
Doc No: 278436

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.24 Title: Form 288b - Terminating Appointment of Secretary

Date: 11 June 2001

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full Tasktip Limited

	Day	Month	Year
Date of termination of appointment	11	06	2001

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: *Honours etc:

Forename(s):

Surname: WG&M Secretaries Limited

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 11.06.2001

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

One South Place, London EC2M 2WG

Doc. No. 279049

Tel 0207 903 1000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

02 JUL 11 AM 12: 14

1.25 **Title: Form 288a - Appointment of Director**

Date: 14 June 2001

02 JUL 11 ...

06-11-2001 17:47 FROM-W G M 02079031217 T-143 P.002/003 F-508

Package: 'Laserform' by Laserform International Ltd.

288a

Please complete in typescript, or in bold black capitals.

CHFP025

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

Date of appointment (Day Month Year)	11 06 2001	†Date of Birth (Day Month Year) 07 02 1946

Appointment form — Appointment as director: X — as secretary: [ ] — *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title	*Honours etc
Forename(s)	THOMAS O.
Surname	HICKS
Previous Forename(s)	Previous Surname(s)
Usual residential address	3640 BEVERLY DRIVE
Post town	DALLAS — Postcode TX75205
County / Region	Country USA
†Nationality	AMERICAN — †Business occupation CHAIRMAN HMTF INCORPORATED
†Other directorships (additional space overleaf)	

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 12/06/01

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 14/06/01

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG
Tel 020 7903 1000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number	4180320

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

02 JUL 11 ... 12: ...

1.26 **Title: Form 288a - Appointment of Director**

Date: 18 June 2001

02 JUL 11

Package: 'Laserform' by Laserform International Ltd.

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	11	06	2001	†Date of Birth	23	02	1963

Appointment form Appointment as director [X] as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: — *Honours etc: —

Forename(s): SALEM DAVID

Surname: SHUCHMAN

Previous Forename(s): — Previous Surname(s): —

Usual residential address 1820 RITTENHOUSE SQUARE

Post town: PHILADELPHIA Postcode: PA 19103

County / Region: — Country: USA

†Nationality: USA †Business occupation: VENTURE CAPITAL

†Other directorships (additional space overleaf): N/A

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details.
† Directors only.
**Please delete as appropriate

Consent signature X [signature] **Date** 13·06·01

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18·06·01

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London EC2M 2WG

Doc: 280024 Tel 0207 7903 1000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.27 Title: Written resolution of the shareholders resolving to amend the company's Memorandum of Association

Date: 18 June 2001

TASKTIP LIMITED

Registered No: 4180320

WRITTEN RESOLUTION

COMPANIES HOUSE

We, the undersigned, being all the members for the time being entitled to receive notice of and attend and vote at general meetings of the Company, hereby resolve pursuant to regulation 53 of Table A (as incorporated into the Company's Articles of Association) to pass the following written resolution:

1. **THAT** the Memorandum of Association of the Company be amended by deleting the existing Clause 3 thereof and inserting in substitution thereof:

"3. The objects for which the Company is established are:

(a) To carry on the business of a holding company and for that purpose to acquire, invest in and hold by way of investment, sell and deal in shares, stocks, options, warrants, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange and securities of all kinds created, issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, in any part of the world, or by any company, bank, association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, units of or participations in any unit trust scheme, mutual fund or collective investment scheme in any part of the world, policies of insurance and any rights and interests to or in any of the foregoing, and from time to time to sell, deal in, exchange, vary or dispose of any of the foregoing.

(b) To acquire any such shares, stocks, options, warrants, debentures, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange, securities, units, participations, policies of insurance, rights or interests aforesaid by original subscription, tender, purchase, exchange or otherwise, to subscribe for the same either conditionally or otherwise, to enter into underwriting and similar contracts with respect thereto and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

(c) To organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies and to underwrite or guarantee the subscription of shares, securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof.

(d) To acquire, undertake and carry on the whole or any part of the business, property and liabilities of any person carrying on any business which may in the opinion of the directors be capable of being conveniently carried on, or calculated directly or indirectly to enhance the value of or make profitable any of the Company's property or rights, or any property suitable for the purposes of the Company.

(e) To act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, brokers, dealers, agents and to undertake and carry on and execute all kinds of investment, financial, commercial and other operations.

(f) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(g) To receive moneys on deposit or loan and to borrow or raise money in any currency with or without security and to secure or discharge any debt or obligation of or binding on the Company in any manner and in particular but without limitation by the issue of debentures, notes or bonds and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien against the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital

(h) To advance, deposit or lend money, securities and/or property to or with such persons, and on such terms as may seem expedient and to discount, buy, sell and deal in bills, notes, warrants, coupons and other negotiable or transferable securities or documents.

(i) To enter into currency and/or interest rate and any other type of swap agreements.

(j) To enter into any guarantee or contract of indemnity or suretyship, and to provide security, including, without limitation, the guarantee and provision of security for the performance of the obligations of or the payment of any money (including, without limitation, capital, principal, premiums, dividends, interest, commissions, charges, discount and any related costs or expenses whether on shares or other securities) by any person including, without limitation, any body corporate which is for the time being the Company's holding company, the Company's subsidiary, a subsidiary of the Company's holding company or any person which is for the time being a member or otherwise has an interest in the Company or is associated with the Company in any business or venture, with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means. For the purposes of this paragraph "guarantee" includes any obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of (including, without limitation, by advance of money, purchase of or subscription for shares or other securities and purchase of assets or services), indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person.

(k) While the Company remains a private company, and subject to the provisions of the Act, to give financial assistance (within the meaning of section 152(1)(a) of the Act) for any such purpose as is specified in section 151 of the Act.

(l) To carry on any other trade or business which can in the opinion of the directors be advantageously carried on by the Company in connection with or ancillary to any of the business of the Company or any of its subsidiaries.

(m) To buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of plant, machinery, apparatus, tools, utensils, materials, produce, substances, articles and things for the purpose of any of the businesses specified herein, or which may be required by persons having, or about to have, dealings with the Company.

(n) To build, construct, maintain, alter, enlarge, pull down, remove and replace any buildings, shops, factories, offices, works, machinery and engines, and to work, manage and control these things.

(o) To enter into contracts, agreements and arrangements with any person for the carrying out by that person on behalf of the Company of any object for which the Company is formed.

(p) To enter into any arrangement with a government or authority, whether national, international, supreme, municipal, local or otherwise, that may in the opinion of the directors be conducive to any object of the Company, and to obtain from that government or authority any right, privilege or concession which in the opinion of the directors is desirable, and to carry out, exercise and comply with that arrangement, right, privilege or concession.

(q) To apply for, purchase and by other means acquire, protect, prolong and renew any patent, patent right, brevet d'invention, licence, secret process, invention, trade mark, service mark, copyright, registered design, protection, concession and right of the same or similar effect or nature, and to use, turn to account, manufacture under and grant licences and privileges in respect of those things, and to spend money in experimenting with, testing, researching, improving and seeking to improve any of those things.

(r) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay of or incidental to the formation, registration, promotion and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities.

(s) To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(t) To purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it.

(u) To invest and deal with the Company's money and funds in any way the directors think fit.

(v) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by

the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(w) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(x) To sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of the Company, for such consideration as the directors think fit, including, without limitation, for shares, debentures or other securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

(y) To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

(z) To support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of the Company or persons who are or were directors, officers or employees of the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company, or which may be connected with any town or place where the Company carries on business. To subsidise and assist any association of employers or employees and any trade association. To grant pensions, gratuities, annuities and charitable aid and to provide advantages, facilities and services to any person (including any director or former director) who may have been employed by or provided services to the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company and to the spouses, children, dependants and relatives of those persons and to make advance provision for the payment of those pensions, gratuities and annuities by establishing or acceding to any trust, scheme or arrangement (whether or not capable of approval by the Commissioners of Inland Revenue under any relevant legislation) the directors think fit, to appoint trustees and to act as trustee of any trust, scheme or arrangement, and to make payments towards insurance for the benefit of those persons and their spouses, children, dependants and relatives.

(aa) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, any subsidiary of the Company or any person allied to or associated with the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(bb) To apply for, promote and obtain any Act of Parliament and any order or licence of any government department or authority (including, without limitation, the Department of Trade and Industry) to enable the Company to carry any of its

objects into effect, to effect any modification of the Company's constitution and for any other purpose which the directors think fit, and to oppose any proceeding or application which may in the opinion of the directors directly or indirectly prejudice the Company's interests.

(cc) To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on the terms and conditions the directors think fit.

(dd) To distribute among the shareholders in specie any of the Company's property and any proceeds of sale or disposal of any of the Company's property and for that purpose to distinguish and separate capital from profits, but no distribution amounting to a reduction of capital may be made without any sanction required by law.

(ee) To purchase and maintain insurance for the benefit of any person who is or was an officer or employee of the Company, a subsidiary of the Company or a company in which the Company has or had an interest (whether direct or indirect) or who is or was trustee of any retirement benefits scheme or any other trust in which any officer or employee or former officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

(ff) To amalgamate with any other person and to procure the Company to be registered or recognised in any part of the world.

(gg) To do all or any of the things provided in any paragraph of this clause 3:

- (i) in any part of the world;
- (ii) as principal, agent, contractor, trustee or otherwise;
- (iii) by or through trustees, agents, subcontractors or otherwise; and
- (iv) alone or with another person or persons.

(hh) To do all things that are in the opinion of the directors incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers.

(ii) The objects specified in each paragraph of this clause 3 shall, except where otherwise provided in that paragraph, be regarded as independent objects, and are not limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company. None of the paragraphs of this clause 3 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

(jj) In this clause 3, a reference to:

(i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act."

Dated: 18 June 2001

....	....
Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.	**John Condron**
....	....
John Davis	**Paul Fry**
....	....
John Satchwell	**Steve Chambers**
....	....
Eddie Cheng	**Danny Sheehan**
....	
Mitch Connolly	

(i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act."

Dated: 18 June 2001

.... **Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.**	.... **John Condron**
.... **John Davis**	.... **Paul Fry**
.... **John Satchwell**	.... **Steve Chambers**
.... **Eddie Cheng**	.... **Danny Sheehan**
.... **Mitch Connolly**	.... **Sarah Kiddell**
	.... **Mark Cairns**

02 JUL 11 AM 12: 11

1.28 Title: Memorandum of Association of Tasktip Limited

Date: 19 June 2001

Company No. 4180320

THE COMPANIES ACTS 1985 AND 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

TASKTIP LIMITED
(amended by written resolution
passed on 18 June 2001)

1. The Company's name is "**TASKTIP LIMITED**".

2. The Company's registered office is to be situated in England and Wales.

3. The objects for which the Company is established are:

   (a) To carry on the business of a holding company and for that purpose to acquire, invest in and hold by way of investment, sell and deal in shares, stocks, options, warrants, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange and securities of all kinds created, issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, in any part of the world, or by any company, bank, association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, units of or participations in any unit trust scheme, mutual fund or collective investment scheme in any part of the world, policies of insurance and any rights and interests to or in any of the foregoing, and from time to time to sell, deal in, exchange, vary or dispose of any of the foregoing.

   (b) To acquire any such shares, stocks, options, warrants, debentures, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange, securities, units, participations, policies of insurance, rights or interests aforesaid by original subscription, tender, purchase, exchange or otherwise, to subscribe for the same either conditionally or otherwise, to enter into underwriting and similar contracts with respect thereto and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

   (c) To organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies and to underwrite or guarantee the subscription of shares,

securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof.

(d) To acquire, undertake and carry on the whole or any part of the business, property and liabilities of any person carrying on any business which may in the opinion of the directors be capable of being conveniently carried on, or calculated directly or indirectly to enhance the value of or make profitable any of the Company's property or rights, or any property suitable for the purposes of the Company.

(e) To act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, brokers, dealers, agents and to undertake and carry on and execute all kinds of investment, financial, commercial and other operations.

(f) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(g) To receive moneys on deposit or loan and to borrow or raise money in any currency with or without security and to secure or discharge any debt or obligation of or binding on the Company in any manner and in particular but without limitation by the issue of debentures, notes or bonds and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien against the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital

(h) To advance, deposit or lend money, securities and/or property to or with such persons, and on such terms as may seem expedient and to discount, buy, sell and deal in bills, notes, warrants, coupons and other negotiable or transferable securities or documents.

(i) To enter into currency and/or interest rate and any other type of swap agreements.

(j) To enter into any guarantee or contract of indemnity or suretyship, and to provide security, including, without limitation, the guarantee and provision of security for the performance of the obligations of or the payment of any money (including, without limitation, capital, principal, premiums, dividends, interest, commissions, charges, discount and any related costs or expenses whether on shares or other securities) by any person including, without limitation, any body corporate which is for the time being the Company's holding company, the Company's subsidiary, a subsidiary of the Company's holding company or any person which is for the time being a member or otherwise has an interest in the Company or is associated with the Company in any business or venture, with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means. For the purposes of this paragraph "guarantee" includes any

obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of (including, without limitation, by advance of money, purchase of or subscription for shares or other securities and purchase of assets or services), indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person.

(k) While the Company remains a private company, and subject to the provisions of the Act, to give financial assistance (within the meaning of section 152(1)(a) of the Act) for any such purpose as is specified in section 151 of the Act.

(l) To carry on any other trade or business which can in the opinion of the directors be advantageously carried on by the Company in connection with or ancillary to any of the business of the Company or any of its subsidiaries.

(m) To buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of plant, machinery, apparatus, tools, utensils, materials, produce, substances, articles and things for the purpose of any of the businesses specified herein, or which may be required by persons having, or about to have, dealings with the Company.

(n) To build, construct, maintain, alter, enlarge, pull down, remove and replace any buildings, shops, factories, offices, works, machinery and engines, and to work, manage and control these things.

(o) To enter into contracts, agreements and arrangements with any person for the carrying out by that person on behalf of the Company of any object for which the Company is formed.

(p) To enter into any arrangement with a government or authority, whether national, international, supreme, municipal, local or otherwise, that may in the opinion of the directors be conducive to any object of the Company, and to obtain from that government or authority any right, privilege or concession which in the opinion of the directors is desirable, and to carry out, exercise and comply with that arrangement, right, privilege or concession.

(q) To apply for, purchase and by other means acquire, protect, prolong and renew any patent, patent right, brevet d'invention, licence, secret process, invention, trade mark, service mark, copyright, registered design, protection, concession and right of the same or similar effect or nature, and to use, turn to account, manufacture under and grant licences and privileges in respect of those things, and to spend money in experimenting with, testing, researching, improving and seeking to improve any of those things.

(r) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay of or incidental to the formation, registration, promotion and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities.

(s) To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(t) To purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it.

(u) To invest and deal with the Company's money and funds in any way the directors think fit.

(v) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(w) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(x) To sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of the Company, for such consideration as the directors think fit, including, without limitation, for shares, debentures or other securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

(y) To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

(z) To support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of the Company or persons who are or were directors, officers or employees of the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company, or which may be connected with any town or place where the Company carries on business. To subsidise and assist any association of employers or employees and any trade association. To grant pensions, gratuities, annuities and charitable aid and to provide advantages, facilities and services to any person (including any director or former director) who may have been employed by or provided services to the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company and to the spouses, children, dependants and relatives of those persons and to make advance provision for the payment of those pensions, gratuities and annuities by establishing or acceding to any trust, scheme or

arrangement (whether or not capable of approval by the Commissioners of Inland Revenue under any relevant legislation) the directors think fit, to appoint trustees and to act as trustee of any trust, scheme or arrangement, and to make payments towards insurance for the benefit of those persons and their spouses, children, dependants and relatives.

(aa) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, any subsidiary of the Company or any person allied to or associated with the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(bb) To apply for, promote and obtain any Act of Parliament and any order or licence of any government department or authority (including, without limitation, the Department of Trade and Industry) to enable the Company to carry any of its objects into effect, to effect any modification of the Company's constitution and for any other purpose which the directors think fit, and to oppose any proceeding or application which may in the opinion of the directors directly or indirectly prejudice the Company's interests.

(cc) To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on the terms and conditions the directors think fit.

(dd) To distribute among the shareholders in specie any of the Company's property and any proceeds of sale or disposal of any of the Company's property and for that purpose to distinguish and separate capital from profits, but no distribution amounting to a reduction of capital may be made without any sanction required by law.

(ee) To purchase and maintain insurance for the benefit of any person who is or was an officer or employee of the Company, a subsidiary of the Company or a company in which the Company has or had an interest (whether direct or indirect) or who is or was trustee of any retirement benefits scheme or any other trust in which any officer or employee or former officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

(ff) To amalgamate with any other person and to procure the Company to be registered or recognised in any part of the world.

(gg) To do all or any of the things provided in any paragraph of this clause 3:

(i) in any part of the world;

(ii) as principal, agent, contractor, trustee or otherwise;

(iii) by or through trustees, agents, subcontractors or otherwise; and

(iv) alone or with another person or persons.

(hh) To do all things that are in the opinion of the directors incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers.

(ii) The objects specified in each paragraph of this clause 3 shall, except where otherwise provided in that paragraph, be regarded as independent objects, and are not limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company. None of the paragraphs of this clause 3 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

(jj) In this clause 3, a reference to:

(i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act.

4. The liability of the members is limited.

5. The Company's share capital is £100 divided into 100 shares of £1.00 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

I, the Subscriber to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum and I agree to take the number of shares shown opposite my name.

NAMES AND ADDRESSES OF SUBSCRIBER	**Number of shares taken by each Subscriber**
W. TESTER 16 St. John Street London EC1M 4AY	ONE

Dated this 1st day of February 2001

Witness to the above Signatures:

D. J. WOOTTON
16 St. John Street
London
EC1M 4AY

1.29 Title: Form 88(2) - Allotment of 3,000 ordinary shares of £1.00 each.

Date: 19 June 2001

Company No. 4180320

02 JUL 11

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION

of

TASKTIP LIMITED

We, the undersigned, being all the members of Tasktip Limited (the "**Company**") who, at the date of this resolution would be entitled to attend and vote at General Meetings of the Company hereby resolve, pursuant to Article 19.12 of the Company's Articles of Association) to pass the following written resolution as a special resolution of the Company:

THAT the name of the Company be changed to "Yell Group Limited".

Dated: 22 June 2001

....	....
Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.	**John Condron**
....	....
John Davis	**Paul Fry**
....	....
John Satchwell	**Steve Chambers**
....	....
Eddie Cheng	**Danny Sheehan**
....	....
Mitch Connolly	**Sarah Kiddell**
....	
Mark Cairns	

Company No. 4180320

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION

of

TASKTIP LIMITED

We, the undersigned, being all the members of Tasktip Limited (the "Company") who, at the date of this resolution would be entitled to attend and vote at General Meetings of the Company hereby resolve, pursuant to Article 19.12 of the Company's Articles of Association) to pass the following written resolution as a special resolution of the Company:

THAT the name of the Company be changed to "Yell Group Limited".

Dated: 22 June 2001

.... **Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.**	.... **John Condron**
.... **John Davis**	.... **Paul Fry**
.... **John Satchwell**	.... **Steve Chambers**
.... **Eddie Cheng**	.... **Danny Sheehan**
.... **Mitch Connolly**	.... **Sarah Kiddoll**
.... **Mark Cairns**	

Company No. 4180320

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION

of

TASKTIP LIMITED

We, the undersigned, being all the members of Tasktip Limited (the "Company") who, at the date of this resolution would be entitled to attend and vote at General Meetings of the Company hereby resolve, pursuant to Article 19.12 of the Company's Articles of Association) to pass the following written resolution as a special resolution of the Company:

THAT the name of the Company be changed to "Yell Group Limited".

Dated: 22 June 2001

....
Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.

....
John Condron

....
John Davis

....
Paul Fry

....
John Satchwell

....
Steve Chambers

....
Eddie Cheng

....
Danny Sheehan

....
Mitch Connolly

....
Sarah Kiddell

....
Mark Cairns

Company No. 4180320

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION

of

TASKTIP LIMITED

We, the undersigned, being all the members of Tasktip Limited (the "**Company**") who, at the date of this resolution would be entitled to attend and vote at General Meetings of the Company hereby resolve, pursuant to Article 19.12 of the Company's Articles of Association) to pass the following written resolution as a special resolution of the Company:

THAT the name of the Company be changed to "Yell Group Limited".

Dated: 12 June 2001

....
Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.

....
John Condron

....
John Davis

....
Paul Fry

....
John Satchwell

....
Steve Chambers

....
Eddie Cheng

....
Danny Sheehan

....
Mitch Connolly

....
Sarah Kiddell

....
Mark Cairns

LO1:\290827\01\60_R01!.DOC\52626.0643

Company No. 4180320

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION

of

TASKTIP LIMITED

We, the undersigned, being all the members of Tasktip Limited (the "Company") who, at the date of this resolution would be entitled to attend and vote at General Meetings of the Company hereby resolve, pursuant to Article 19.12 of the Company's Articles of Association) to pass the following written resolution as a special resolution of the Company:

THAT the name of the Company be changed to "Yell Group Limited".

Dated: 12 June 2001

....	....
Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.	**John Condron**
....	....
John Davis	**Paul Fry**
....	....
John Satchwell	**Steve Chambers**
....	....
Eddie Cheng	**Danny Sheehan**
....	Sarah Kiddell ....
Mitch Connolly	**Sarah Kiddell**
....	
Mark Cairns	

Company No. 4180320

THE COMPANIES ACT 1985

PRIVATE COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION

of

TASKTIP LIMITED

We, the undersigned, being all the members of Tasktip Limited (the "Company") who, at the date of this resolution would be entitled to attend and vote at General Meetings of the Company hereby resolve, pursuant to Article 19.12 of the Company's Articles of Association) to pass the following written resolution as a special resolution of the Company:

THAT the name of the Company be changed to "Yell Group Limited".

Dated: 20th June 2001

.... Yellow Pages Investments G.P. Limited on behalf of Yellow Pages Investments L.P.	.... John Condron
.... John Davis	.... Paul Fry
.... John Satchwell	.... Steve Chambers
.... Eddie Cheng	.... Danny Sheehan
.... Mitch Connolly	.... Sarah Kiddell
.... Mark Cairns	

1.32 **Title: Certificate of Incorporation on Change of Name of Yell Group Limited**

Date: 22 June 2001

FILE COPY

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. .4180320

The Registrar of Companies for England and Wales hereby certifies that

TASKTIP LIMITED

having by special resolution changed its name, is now incorporated under the name of

YELL GROUP LIMITED

Given at Companies House, London, the 22nd June 2001

C04180320L

For The Registrar Of Companies

COMPANIES HOUSE

02 JUL 11 PM 2:15

1.33 Title: Memorandum of Association of Yell Group Limited

Date: 22 June 2001

S.D. C-O-N 22-6-01

Company No. 4180320

THE COMPANIES ACTS 1985 AND 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

YELL GROUP LIMITED
(amended by written resolution
passed on 22 June 2001)

1. *The Company's name is "**YELL GROUP LIMITED**".

2. The Company's registered office is to be situated in England and Wales.

3. The objects for which the Company is established are:

   (a) To carry on the business of a holding company and for that purpose to acquire, invest in and hold by way of investment, sell and deal in shares, stocks, options, warrants, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange and securities of all kinds created, issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, in any part of the world, or by any company, bank, association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, units of or participations in any unit trust scheme, mutual fund or collective investment scheme in any part of the world, policies of insurance and any rights and interests to or in any of the foregoing, and from time to time to sell, deal in, exchange, vary or dispose of any of the foregoing.

   (b) To acquire any such shares, stocks, options, warrants, debentures, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange, securities, units, participations, policies of insurance, rights or interests aforesaid by original subscription, tender, purchase, exchange or otherwise, to subscribe for the same either conditionally or otherwise, to enter into underwriting and similar contracts with respect thereto and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

   (c) To organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies and to underwrite or guarantee the subscription of shares,

* The name of the Company was changed from TASKTIP LIMITED to YELL GROUP LIMITED on 22 June 2001.

LO1:\274307\03\5VNN03!.DOC\52626.0643

securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof.

(d) To acquire, undertake and carry on the whole or any part of the business, property and liabilities of any person carrying on any business which may in the opinion of the directors be capable of being conveniently carried on, or calculated directly or indirectly to enhance the value of or make profitable any of the Company's property or rights, or any property suitable for the purposes of the Company.

(e) To act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, brokers, dealers, agents and to undertake and carry on and execute all kinds of investment, financial, commercial and other operations.

(f) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(g) To receive moneys on deposit or loan and to borrow or raise money in any currency with or without security and to secure or discharge any debt or obligation of or binding on the Company in any manner and in particular but without limitation by the issue of debentures, notes or bonds and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien against the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital

(h) To advance, deposit or lend money, securities and/or property to or with such persons, and on such terms as may seem expedient and to discount, buy, sell and deal in bills, notes, warrants, coupons and other negotiable or transferable securities or documents.

(i) To enter into currency and/or interest rate and any other type of swap agreements.

(j) To enter into any guarantee or contract of indemnity or suretyship, and to provide security, including, without limitation, the guarantee and provision of security for the performance of the obligations of or the payment of any money (including, without limitation, capital, principal, premiums, dividends, interest, commissions, charges, discount and any related costs or expenses whether on shares or other securities) by any person including, without limitation, any body corporate which is for the time being the Company's holding company, the Company's subsidiary, a subsidiary of the Company's holding company or any person which is for the time being a member or otherwise has an interest in the Company or is associated with the Company in any business or venture, with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means. For the purposes of this paragraph "guarantee" includes any obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of

(including, without limitation, by advance of money, purchase of or subscription for shares or other securities and purchase of assets or services), indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person.

(k) While the Company remains a private company, and subject to the provisions of the Act, to give financial assistance (within the meaning of section 152(1)(a) of the Act) for any such purpose as is specified in section 151 of the Act.

(l) To carry on any other trade or business which can in the opinion of the directors be advantageously carried on by the Company in connection with or ancillary to any of the business of the Company or any of its subsidiaries.

(m) To buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of plant, machinery, apparatus, tools, utensils, materials, produce, substances, articles and things for the purpose of any of the businesses specified herein, or which may be required by persons having, or about to have, dealings with the Company.

(n) To build, construct, maintain, alter, enlarge, pull down, remove and replace any buildings, shops, factories, offices, works, machinery and engines, and to work, manage and control these things.

(o) To enter into contracts, agreements and arrangements with any person for the carrying out by that person on behalf of the Company of any object for which the Company is formed.

(p) To enter into any arrangement with a government or authority, whether national, international, supreme, municipal, local or otherwise, that may in the opinion of the directors be conducive to any object of the Company, and to obtain from that government or authority any right, privilege or concession which in the opinion of the directors is desirable, and to carry out, exercise and comply with that arrangement, right, privilege or concession.

(q) To apply for, purchase and by other means acquire, protect, prolong and renew any patent, patent right, brevet d'invention, licence, secret process, invention, trade mark, service mark, copyright, registered design, protection, concession and right of the same or similar effect or nature, and to use, turn to account, manufacture under and grant licences and privileges in respect of those things, and to spend money in experimenting with, testing, researching, improving and seeking to improve any of those things.

(r) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay of or incidental to the formation, registration, promotion and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities.

(s) To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(t) To purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it.

(u) To invest and deal with the Company's money and funds in any way the directors think fit.

(v) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(w) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(x) To sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of the Company, for such consideration as the directors think fit, including, without limitation, for shares, debentures or other securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

(y) To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

(z) To support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of the Company or persons who are or were directors, officers or employees of the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company, or which may be connected with any town or place where the Company carries on business. To subsidise and assist any association of employers or employees and any trade association. To grant pensions, gratuities, annuities and charitable aid and to provide advantages, facilities and services to any person (including any director or former director) who may have been employed by or provided services to the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company and to the spouses, children, dependants and relatives of those persons and to make advance provision for the payment of those pensions, gratuities and annuities by establishing or acceding to any trust, scheme or arrangement (whether or not capable of approval by the Commissioners of Inland Revenue under any relevant legislation)

the directors think fit, to appoint trustees and to act as trustee of any trust, scheme or arrangement, and to make payments towards insurance for the benefit of those persons and their spouses, children, dependants and relatives.

(aa) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, any subsidiary of the Company or any person allied to or associated with the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(bb) To apply for, promote and obtain any Act of Parliament and any order or licence of any government department or authority (including, without limitation, the Department of Trade and Industry) to enable the Company to carry any of its objects into effect, to effect any modification of the Company's constitution and for any other purpose which the directors think fit, and to oppose any proceeding or application which may in the opinion of the directors directly or indirectly prejudice the Company's interests.

(cc) To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on the terms and conditions the directors think fit.

(dd) To distribute among the shareholders in specie any of the Company's property and any proceeds of sale or disposal of any of the Company's property and for that purpose to distinguish and separate capital from profits, but no distribution amounting to a reduction of capital may be made without any sanction required by law.

(ee) To purchase and maintain insurance for the benefit of any person who is or was an officer or employee of the Company, a subsidiary of the Company or a company in which the Company has or had an interest (whether direct or indirect) or who is or was trustee of any retirement benefits scheme or any other trust in which any officer or employee or former officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

(ff) To amalgamate with any other person and to procure the Company to be registered or recognised in any part of the world.

(gg) To do all or any of the things provided in any paragraph of this clause 3:

(i) in any part of the world;

(ii) as principal, agent, contractor, trustee or otherwise;

(iii) by or through trustees, agents, subcontractors or otherwise; and

(iv) alone or with another person or persons.

(hh) To do all things that are in the opinion of the directors incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers.

(ii) The objects specified in each paragraph of this clause 3 shall, except where otherwise provided in that paragraph, be regarded as independent objects, and are not limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company. None of the paragraphs of this clause 3 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

(jj) In this clause 3, a reference to:

(i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act.

4. The liability of the members is limited.

5. The Company's share capital is £100 divided into 100 shares of £1.00 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

I, the Subscriber to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum and I agree to take the number of shares shown opposite my name.

NAMES AND ADDRESSES OF SUBSCRIBER	Number of shares taken by each Subscriber
W. TESTER 16 St. John Street London EC1M 4AY	ONE

Dated this 1st day of February 2001

Witness to the above Signatures:

D. J. WOOTTON
16 St. John Street
London
EC1M 4AY

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I, the Subscriber to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum and I agree to take the number of shares shown opposite my name.

NAMES AND ADDRESSES OF SUBSCRIBER	Number of shares taken by each Subscriber
W. TESTER 16 St. John Street London EC1M 4AY	ONE

Dated this 1st day of February 2001

Witness to the above Signatures:

D. J. WOOTTON
16 St. John Street
London
EC1M 4AY

1.34 **Title: Articles of Association of Yell Group Limited**

Date: 22 June 2001

02 JUL 11 12:25

S-D-G-O-N- 22-6-01

CONFORMED COPY

4180320

THE COMPANIES ACT

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

YELL GROUP LIMITED

(Incorporated in England and Wales)
(Adopted by Special Resolution passed on 25 May 2001and amended
by special resolution dated 22 June 2001)

WEIL, GOTSHAL & MANGES

ONE SOUTH PLACE LONDON EC2M 2WG
020 7903 1000
WWW.WEIL.COM

TABLE OF CONTENTS

Page

PRELIMINARY

1 **TABLE A**

The Articles of Association of the Company shall be as set out herein and shall not comprise, adopt or include Table A in The Companies (Tables A to F) Regulations 1985.

2 **DEFINITIONS AND INTERPRETATION**

2.1 In these Articles the following expressions shall have the following meanings:-

"Accounts"	the audited balance sheet and profit and loss account of the Company or, if at the relevant time the Company has any subsidiary undertaking(s), a consolidation of the audited balance sheets and profit and loss accounts of the Company and its subsidiary undertaking(s), for each financial year, to be prepared under the historical cost convention and in accordance with generally accepted accounting principles and all relevant accounting standards, Statements of Standard Accounting Practice, Financial Reporting Standards and Statements of Recommended Practice;
"AB Ordinary Shares"	the Ordinary Shares and the B Ordinary Shares;
"Act"	the Companies Act 1985 (as amended) including any statutory modification or re-enactment for the time being in force;
"Additional Equity Investment"	the aggregate of all amounts subscribed or paid for AB Ordinary Shares or DDBs or other equity instruments in the Company or any of its subsidiaries during the period ending on the Exit Date but excluding the Original Equity Investment;
"Affiliate"	as defined in the Subscription and Shareholders' Agreement;
"Allocation Notice"	as defined in Article 12.6;
"Allotment Notice"	as defined in Article 12.1;
"Allotment Shares"	as defined in Article 12.2;
"Articles"	these Articles of Association as from time to time amended or replaced by Special Resolution;
"A Shareholders"	the holders of the Ordinary Shares from time to time;

"Auditors"	the auditors for the time being of the Company;
"Available Profits"	profits available for distribution in accordance with the provisions of the Act;
"Bad Leaver"	as defined in Article 13.2.4;
"Board"	the Board of the Company (or any duly authorised committee thereof) from time to time;
"B Ordinary Share"	a B ordinary share of £0.01 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"B Shareholder Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment and less IMR and PAMR, each as defined in Article 8;
"B Shareholder Return on Capital Ratio"	the B Shareholder Return on Capital divided by (the aggregate of the Original Equity Investment and the Additional Equity Investment);
"B Shareholders"	the holders of the B Ordinary Shares from time to time;
"Business Day"	any day other than a Saturday, Sunday or English public or bank holiday;
"Co-Investment Scheme"	as defined in Article 11.1.2(f);
"DDB Instrument"	the instrument made by the Company constituting unsecured loan notes to be issued at a discount on or about the Completion Date;
"DDBs"	the unsecured loan notes constituted by the DDB Instrument;
"DDB Subscription Price"	has the same meaning as "Subscription Price" as set out in the DDB Instrument;
"Deferred Share"	a deferred ordinary share of £0.01 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Distributions"	all monies paid by the Company or any of its subsidiaries to holders of AB Ordinary Shares or other equity instruments in respect of their investment in such shares or instruments including without limitation (i) any dividends or other distributions (including returns of

capital on shares but excluding for the avoidance of doubt the Return on DDBs) and (ii) any directors' fees;

"Employee Trust" any trust established to enable or facilitate the holding of Shares by, or for the benefit of the bona fide employees of any Group Company;

"Exit" a Sale or a Quotation;

"Exit Date" means the date on which an Exit occurs;

"Exit Equity Value" the aggregate Fair Market Value of all AB Ordinary Shares and any other equity shares of the Company in issue and the value of all DDBs (at the Redemption Price) in issue immediately prior to the Exit Date, excluding for the avoidance of doubt in the case of a Quotation any new equity instruments issued pursuant to such Quotation and any AB Ordinary Shares not sold by the holders thereof pursuant to the Quotation;

"Extra Shares" as defined in Article 12.4;

"Fair Market Value" means the price per AB Ordinary Share:

(1) in the case of a Quotation, at which AB Ordinary Shares are to be offered for sale or subscription in such Quotation (after taking into account underwriters' and brokers' fees, expenses and commissions and other expenses associated with the Quotation) or such other price as the Auditors of the Company shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares; or

(2) in the case of a Sale, the price per share payable by the buyer (and, if the consideration is not payable in cash, such amount as the Auditors of the Company shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares);

"Fair Price" as defined in Article 13.11.4;

"Financial Services Authority" the UK Financial Services Authority or any body with responsibility under legislation replacing the UK Financial Services Act 1986 for carrying out regulatory actions;

"Financing Documents"	as defined in the Subscription and Shareholders' Agreement;
"Good Leaver"	as defined in Article 13.2.3;
"Group"	as defined in the Subscription and Shareholders Agreement;
"Investor"	any person who is an Investor for the purposes of the Subscription and Shareholders' Agreement;
"Investors"	as defined in the Subscription and Shareholders' Agreement;
"Investor Associate"	as defined in the Subscription and Shareholders' Agreement;
"Investor Group"	as defined in the Subscription and Shareholders' Agreement;
"Leaver"	as defined in Article 13.2.2;
"Leaver's Shares"	all of the Shares held by a Leaver, or to which he (or any person to whom he has transferred Shares in accordance with Article 11) is entitled, on the Leaving Date and any Shares acquired by a Leaver or any such permitted transferee after the Leaving Date under an employee share scheme;
"Leaving Date"	the date on which the relevant person becomes a Leaver;
"Managers"	means John Condron, John Davis, John Satchwell, Paul Fry and Steve Chambers;
"Manager Shareholders"	those Shareholders other than the Partnership who are employees of any member of the Group;
"Ordinary Share"	an ordinary share of £1 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Original Equity Investment"	the aggregate of all amounts subscribed for AB Ordinary Shares and DDBs (at the DDB Subscription Price) on or prior to the date of adoption of these Articles;
"Other Shareholders"	as defined in Article 16.3;
"Partnership"	as defined in the Subscription and

Shareholders' Agreement;

"Partnership Consent"	the prior written consent of the Partnership ;
"Partnership Direction"	the prior written direction of the Partnership ;
"Partnership Director"	as defined in the Subscription and Shareholders' Agreement;
"Privileged Relation"	the spouse or widow or widower of a Manager Shareholder and the Manager Shareholder's children and grandchildren (including step and adopted children and their issue) provided always that each such person is over the age of 18 years;
"Proportionate Allocation"	as defined in Article 12.4;
"Proposed Allottee"	as defined in Article 12.1.3;
"Proposed Buyer"	as defined in Article 17.2;
"Proposed Sale Date"	as defined in Article 17.2;
"Proposed Sale Notice"	as defined in Article 17.2;
"Proposed Sale Shares"	as defined in Article 17.2;
"Remuneration Committee"	as defined in the Subscription and Shareholders' Agreement;
"Qualifying Offer"	as defined in Article 16.1;
"Quotation"	bears the meaning ascribed to it in the Subscription and Shareholders' Agreement;
"Redemption Price"	has the meaning given in the DDB Instrument;
"Register of Shareholders"	the register of Shareholders to be kept pursuant to Section 352 of the Act;
"Registered Office"	the registered office of the Company as provided in Section 287 of the Act;
"Regulations"	as defined in Article 1.1;
"Relevant Employee"	as defined in Article 13.2.1;
"Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment;

"Return on Capital Ratio"	the Return on Capital divided by the aggregate of the Original Equity Investment and the Additional Equity Investment;
"Return on DDBs"	the aggregate of the Redemption Price payable on all DDBs at the Exit Date less the aggregate amount of the DDB Subscription Price paid on all DDBs at the Exit Date;
"Sale"	means the sale of the whole of the issued equity share capital of the Company to a single buyer or to one or more buyers as part of a single transaction for a consideration payable in cash, provided that there shall be no Sale as a result of any transfer made pursuant to Article 11 (excluding Article 11.1.6);
"Shares"	the AB Ordinary Shares, the Deferred Shares and any other shares in issue from time to time;
"Shareholder"	a person who is registered in the Register of Shareholders as the holder of any Share in the Company;
"Special Resolution"	a resolution of a general meeting passed by a not less than 75% majority of the Shareholders entitled to vote thereat present at the meeting or voting by proxy or a written resolution signed by all Shareholders entitled to vote and otherwise in accordance with Section 381A of the Act;
"Subscription and Shareholders' Agreement"	the Subscription and Shareholders' Agreement to be entered into between (1) the Company, (2) Yellow Pages Investments, L.P. and (3) the Managers as amended and novated from time to time;
"Subscription Price"	as defined in Article 12.1.4;
"Subscription Price"	as defined in Article 12.1.4;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for the purposes of the Financial Services Act 1986.

2.2 Unless the context otherwise requires, words and expressions defined in or having a meaning provided by the Act as at the date of adoption of these Articles shall have the same meaning in these Articles.

2.3 Unless the context otherwise requires, references in these Articles to:-

2.3.1 any of the masculine, feminine and neuter genders shall include other genders;

2.3.2 the singular shall include the plural and vice versa;

2.3.3 a person shall include a reference to any natural person, body corporate, unincorporated association, partnership, firm or trust;

2.3.4 save where used in the definition of "**Employee Trust**", employees shall be deemed to include consultants, and references to contracts of employment and to commencement or cessation of employment shall be deemed to include contracts for consultancy and commencement or cessation of consultancy;

2.3.5 any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted; and

2.3.6 any class of Shareholder giving a written direction, written consent or written notice shall, unless these Articles expressly provide otherwise, mean the giving of such a direction, consent or notice by the holders of not less than 75% in nominal value of such class of Shares in issue from time to time.

2.4 The headings in these Articles are for convenience only and shall not affect their meaning.

2.5 A reference in these Articles to the transfer of any Share shall mean the transfer of either or both of the legal and beneficial ownership in such Share and/or the grant of an option to acquire either or both of the legal and beneficial ownership in such Share and the following shall be deemed (but without limitation) to be a transfer of a Share:-

2.5.1 any direction (by way of renunciation or otherwise) by a Shareholder entitled to an allotment or issue of any Share that such Share be allotted or issued to some person other than himself;

2.5.2 any sale or other disposition of any legal or equitable interest in a Share (including any voting right attached thereto) and whether or not by the registered holder thereof and whether or not for consideration or otherwise and whether or not effected by an instrument in writing; and

2.5.3 any grant of a legal or equitable mortgage or charge over any Share.

2.6 In construing these Articles, general words introduced by the word "**other**" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.7 Unless otherwise specifically provided, where any notice, resolution or document is required by these Articles to be signed by any person, the reproduction of the signature of such person by means of facsimile shall suffice, provided that confirmation by first class letter is despatched by the close of business on the next following business day, in which case the effective notice, resolution or documents shall be that sent by facsimile, not the confirmatory letter.

3 SHARE CAPITAL

3.1 The authorised share capital of the Company at the date of adoption of these Articles is £109,000, divided into 100,000 Ordinary Shares and 900,000 B Ordinary Shares.

3.2 Subject to any direction to the contrary which may be given by ordinary or other resolution of the Company and subject to any statutory provisions and without prejudice to any rights attached to any existing Shares, the unissued Shares (whether forming part of the present or any increased share capital from time to time) shall be at the disposal of the Board who are hereby generally and unconditionally authorised for the purposes of section 80 of the of the Act to allot relevant securities up to the maximum amount and for the period set out in Article 3.3 below.

3.3 The maximum amount of relevant securities that may be the subject of allotment under the authority provided in Article 3.2 shall be the amount by which the nominal amount of the authorised share capital of the Company exceeded the nominal amount of the issued share capital of the Company immediately after the adoption of these Articles. Unless renewed, such authority shall expire on the date five years from the date immediately preceding that on which the resolution adopting these Articles was passed save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot the relevant securities in pursuance of such offer or agreement accordingly.

3.4 Subject to any statutory provisions, Shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided in the Articles.

3.5 The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to any statutory provision, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

3.6 Whenever as a result of a consolidation of shares any Shareholders would become entitled to fractions of a Share, the Board may, on behalf of those Shareholders, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to any statutory provision, the Company) and distribute the net proceeds of sale in due proportion among those Shareholders, and the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

3.7 The company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

3.8 Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust and (except as otherwise provided by the articles or by the Act) the Company shall not be bound by or recognise any interest in any Share except an absolute right to the entirety thereof in the holder.

SHARE RIGHTS

4 DIVIDEND RIGHTS

4.1 The rights as regards income attaching to the Shares shall be as set out in this Article.

4.2 Subject to (i) Article 5, (ii) the Board recommending payment of the same, and (iii) Partnership Consent, any Available Profits which the Company may determine to distribute in respect of any financial year shall be distributed amongst the holders of the AB Ordinary Shares. The holders of any Deferred Shares in issue shall have no right to participate in any distribution.

4.3 Subject to any statutory provisions and Article 4.2, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution.

4.4 Except as otherwise provided by the rights attached to AB Ordinary Shares, all dividends shall be declared and paid according to the number of the AB Ordinary Shares held by each Shareholder on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the number of the AB Ordinary Shares held by each Shareholder during any portion or portions of the period in respect of which the dividend is paid; but, if any AB Ordinary Share is issued on terms providing that it shall rank for dividend as from a particular date, that AB Ordinary Share shall rank for dividend accordingly.

4.5 A general meeting declaring a dividend may, upon the recommendation of the directors (with Partnership Consent), direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of AB Ordinary Shareholders and may vest any assets in trustees.

4.6 Any dividend or other moneys payable in respect of a Share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the company. Any joint holder or other person jointly entitled to a Share as aforesaid may give receipts for any dividend or other moneys payable in respect of the Share.

4.7 No dividend or other moneys payable in respect of an AB Ordinary Share shall bear interest against the company unless otherwise provided by the rights attached to the AB Ordinary Share.

4.8 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

5 RESTRICTIONS IN THE FINANCING DOCUMENTS

5.1 Notwithstanding anything else contained in these Articles, the payment of dividends or other distributions on any Shares and the redemption or repurchase by the Company of its Shares shall not be paid or made to the extent prohibited under the Financing Documents.

5.2 Where any payment of any dividend or the making of any distribution, redemption or repurchase of Shares by the Company under these Articles is not paid or made upon its due date because of the provisions of Article 5.1:-

5.2.1 such payment, distribution, redemption or repurchase shall be made as soon as permitted under the terms of the Financing Documents; and

5.2.2 such non-payment or failure to make such distribution, redemption or repurchase shall be deemed not to put the Company in breach of these Articles.

5.3 Each holder acknowledges that all payments, distributions, redemptions or repurchase monies paid under these Articles to it in breach of this Article shall be received on trust for the Company and shall be paid, transferred or assigned (as the case may be) to the Company promptly following notice from the Company to that effect.

6 RETURN OF CAPITAL RIGHTS

6.1 The rights as regards return of capital attaching to the Shares shall be as set out in this Article.

6.2 On a return of capital on liquidation or otherwise, the surplus assets of the Company remaining after the payment of its liabilities shall be distributed amongst the holders of the Shares on the following basis:

(a) first, to the holders of AB Ordinary Shares, until such holders have received the sum of £100,000,000 (one hundred million) in respect of each AB Ordinary Share held by them; and

(b) second, to the holders of all Shares then in issue, treating all such Shares as a single class

in each case on a pro rata basis according to the number of the Shares held by such Shareholders.

7 VOTING RIGHTS

7.1 The voting rights attached to the Shares shall be as set out in this Article:-

7.1.1 on a show of hands at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or

(being a corporation) is present by a duly authorised representative or by proxy, shall have one vote;

7.1.2 on a poll at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, shall have one vote for each AB Ordinary Share of which he is the holder; and

7.1.3 the Deferred Shares shall confer no right to vote in person or by proxy at a general meeting on the holders thereof.

8 CONVERSION OF B ORDINARY SHARES

8.1 Immediately prior to the Exit Date, the Auditors shall calculate the Exit Equity Value, the Return on DDBs and the Return on Capital on behalf of the A Shareholders and B Shareholders and shall certify such matters in writing to the A Shareholders and the B Shareholders (the "**Certificate of Values**"). Such Certificate of Values shall be conclusive except in the case of fraud or manifest error.

8.2 Immediately following delivery of the Certificate of Values, B Ordinary Shares shall be deemed to be converted into and redesignated as Deferred Shares, the numbers of B Ordinary Shares so converting to be calculated pro rata to the respective shareholdings of the B Shareholders (calculated to 6 decimal places) and in accordance with the following provisions:

(a) a money value for initial management return ("**IMR**"), which shall never be less than zero, shall be calculated, as follows:

IMR = RC x SP

where: *"RC" is the Return on Capital; and*

"SP" is the proportion of the AB Ordinary Shares (by reference to the total number of AB Ordinary Shares then in issue) beneficially owned by the A Shareholders or their Permitted Transferees immediately prior to the Exit Date, expressed in a decimal format to three significant figures (e.g.0.0111 = 0.011)

(b) a money value for performance adjusted management return ("**PAMR**"), which shall never be less than zero, shall be calculated, as follows:

(i) if the Exit Date is on or prior to the third anniversary of adoption of these Articles:

PAMR = (0.5 x SP) x (ET - T)

where: *"T" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of 2.5; and*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

or

(ii) if the Exit Date is after the third anniversary of adoption of these Articles:

PAMR = (0.5 xSP) x (ET - AT)

where: *"AT" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of Z;*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

"Z" is 2.5 + (P x 0.5), provided that the highest value for Z shall be 5;

"P" is Q divided by 12; and

"Q" is, as at the Exit Date, the number of calendar months or part calendar months expired since the third anniversary of adoption of these Articles;

(c) a money value for the aggregate management return ("**AMR**") shall be calculated, as follows:

AMR = IMR +PAMR;

(d) the percentage which AMR represents of the total Return on Capital ("**PR**") shall be calculated, as follows:

PR = (AMR/(RC - Return on DDBs)) x 100;

and

(e) the number of B Ordinary Shares to be converted into Deferred Shares shall be such number as shall result in the percentage which the issued Ordinary Shares represent of all AB Ordinary Shares in issue following such conversion being equal to PR.

8.3 Where as a result of conversion any B Shareholder would have a fractional entitlement to B Ordinary Shares, such entitlement shall calculated to 6 decimal places and rounded up or down to the nearest whole number.

8.4 Upon conversion, the B Shareholders shall immediately surrender to the Company the certificates in respect of the B Ordinary Shares respectively held by them for cancellation and the Directors shall thereupon procure the issue to such B Shareholders of new certificates in respect of their holdings of B Ordinary Shares and/or Deferred Shares and the entry of such B Shareholders and Deferred Shareholders in the register of members of the Company in respect thereof.

9 LIEN

9.1 The company shall have a first and paramount lien on every Share standing registered in the name of any person indebted or under liability to the Company. The Board may at any time declare any Share to be wholly or in part exempt from the provisions of this regulation.

9.2 The lien conferred by Article 9.1 shall attach to all Shares of any class, whether fully paid or not, and to all shares registered in the name of any person indebted or under liability to the Company, whether he be the sole registered holder thereof or one of two or more joint holders.

9.3 The Company may sell in such manner as the Board may determine any Shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the Share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

9.4 To give effect to a sale the Board may authorise some person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the Shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

9.5 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the Shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

SHARE TRANSFERS

10 GENERAL

10.1 Except as permitted by these Articles, no Shareholder will sell, transfer, assign, pledge, charge or otherwise dispose of any Share or any interest in any Share.

10.2 No transfer of Shares will be registered by the Board unless it has been made in accordance with the provisions of these Articles. Any transfer or purported transfer of a Share made otherwise than in accordance with the provisions of these Articles will be null and void and of no effect.

10.3 The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer which would otherwise be permitted under the provisions of these Articles if it is a transfer of a Share on which the Company has a lien or of a Share (not being a fully paid Share) to a person who is not already a Shareholder.

10.4 The Board may refuse to register any transfer unless:

10.4.1 it is lodged at the office or at such other place as the Board may appoint and is accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

10.4.2 it is in respect of only one class of Shares; and

10.4.3 it is in favour of not more than four transferees.

10.5 For the purpose of ensuring that a transfer of Shares is permitted under the provisions of these Articles, the Board may from time to time require any Shareholder or the legal personal representatives of any deceased Shareholder or any person named as transferee in any transfer lodged for registration to provide to the Company such information and evidence as the Board may think fit regarding any matter which they deem relevant to such purpose.

10.6 Any person who holds, or becomes entitled to, any Share shall not without Partnership Consent effect a transfer, except a transfer in accordance with Article 11 (Permitted Transfers), Article 13 (Leavers), Article 16 (Drag Along) or Article 17 (Tag Along), of such Shares.

10.7 The instrument of transfer of a Share may be in the usual form or in any other form which the Board may approve and shall be executed by or on behalf of the transferor and, unless the Share is fully paid up, by the transferee.

10.8 If the Board refuses to register a transfer of a Share, it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

10.9 The registration of transfers of Shares or of transfers of any class of Shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may determine.

10.10 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any Share.

10.11 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

11 PERMITTED TRANSFERS

11.1 Notwithstanding the provisions of Article 17 (Tag Along):-

11.1.1 any Shareholder who is a trustee of an Employee Trust may at any time transfer any Share to:-

(a) the new or remaining trustees of the Employee Trust upon any change of trustees; and

(b) any beneficiary of the Employee Trust;

11.1.2 any Investor may at any time transfer a Share to:-

(a) that Investor's Investor Associate or to another member of an Investor's Investor Group provided that Partnership Consent shall be required in respect of any transfer to an entity governed in the United States by ERISA;

(b) any person who becomes a manager or adviser of a company, fund or partnership in place of, or in addition to, such transferor;

(c) the beneficial owner of the Shares, including, without limitation, to any person who becomes a partnership , nominee or trustee for a limited partnership, unit trust or investment trust in place of, or in addition to, such transferor;

(d) the partners of a limited partnership (or their nominees) or to the holders of units in a unit trust (or their nominees) on a distribution in

kind or otherwise under the relevant partnership agreement or trust deed;

(e) any investment trust (as defined in the Listing Rules of the UK Listing Authority) whose shares are listed on a recognised investment exchange and which is also managed by the manager of such Shareholder;

(f) any co-investment scheme, being a scheme under which certain officers, employees or partners of such Investor or its adviser or manager are entitled or required (as individuals or through a body corporate or any other vehicle) to acquire Shares which the Investor would otherwise acquire or has acquired ("**Co-Investment Scheme**");

(g) that Investors' nominee or bare trustee;

11.1.3 any Shareholder holding Shares in connection with a Co-Investment Scheme may at any time transfer any Share to:-

(a) another person who holds or is to hold Shares in connection with such Co-Investment Scheme; or

(b) any persons on their becoming entitled to the same under the terms of such Co-Investment Scheme;

11.1.4 any Shareholder holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person (the "**original transferor**") in relation to whom such Shareholder was a permitted transferee under the provisions of this Article (i) may at any time re-transfer any Share to the original transferor of such Shares (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor) and (ii) shall immediately prior to their ceasing to be a permitted transferee of the original transferor re-transfer any Shares transferred to them by the original transferor to the original transferor (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor);

11.1.5 any Manager Shareholder may transfer any Shares to (i) the trustees of a trust of which the only beneficiary (and the person being capable of being beneficiary) is the Manager Shareholder who established the trust and who is transferring the relevant Shares and/or the Manager Shareholder's Privileged Relations (the "**Managers Trust**") and the trustees of the managers Trust may transfer Shares pursuant to this Article 11.1.5 to replacement trustees of the same trust, the Manager Shareholder who established the Managers Trust or in respect of such Manager Shareholder his Privileged Relations or (ii) to a Privileged Relation; and

11.1.6 any Shareholder may transfer any Shares with Partnership Consent.

11.2 Subject to Article 14 (Compliance), the Company shall be obliged to register any transfer made pursuant to the above provisions.

12 PRE-EMPTION ON ALLOTMENT

12.1 Save in respect of (i) any allotment of Shares pursuant to the Subscription and Shareholders' Agreement or (ii) any share option plan established in accordance with the terms of the Subscription and Shareholders' Agreement, if the Company proposes to allot any Shares or any securities convertible into or exchangeable for Shares, the Company shall forthwith give notice in writing of such proposal to each holder of AB Ordinary Shares (the "**Allotment Notice**"). Each Allotment Notice shall:-

12.1.1 relate to one class of Shares or securities only;

12.1.2 specify the number and class of Shares or securities which the Company proposes to allot (the "**Allotment Shares**");

12.1.3 specify the identity of any person to whom the Company proposes to allot the Allotment Shares (the "**Proposed Allottee**");

12.1.4 specify the price per Share (the "**Subscription Price**") at which the Company proposes to allot the Allotment Shares; and

12.1.5 not be varied or cancelled (without Partnership Consent).

12.2 The Allotment Notice shall specify that the holders of AB Ordinary Shares shall have a period of 30 Business Days from the date of such notice within which to apply for some or all of the Allotment Shares. For the avoidance of doubt, holders only of Deferred Shares shall have no right to receive or act upon an Allotment Notice.

12.3 It shall be a term of the offer pursuant to Article 12.2 that, if there is competition within any eligible class of Shareholder for the Allotment Shares treated as having been offered to that class, such Allotment Shares shall be treated as offered among such eligible class of Shareholder in proportion (as nearly as may be) to their existing holdings of Shares of the class to which the offer is treated as having been made (the "**Proportionate Allocation**"). However, in his application for Allotment Shares a Shareholder may, if he so desires, indicate that he would be willing to purchase a particular number of Shares in excess of his Proportionate Allocation ("**Extra Shares**").

12.4 In respect of each of the categories of offeree referred to in Article 12.3, the Company shall allocate the Allotment Shares as follows:-

12.4.1 if the total number of Allotment Shares applied for is equal to the available number of Allotment Shares, each Shareholder shall be allocated the number applied for in accordance with his application; or

12.4.2 if the total number of Allotment Shares applied for is greater than the available number of Allotment Shares, each Shareholder shall be allocated his Proportionate Allocation or such lesser number of Allotment Shares for which he has applied and applications for Extra Shares shall be allocated in accordance with such applications or, in the event of competition among those Shareholders applying for Extra Shares, in such proportions as equal (as nearly as may be) the proportions of all the Shares of the same class held by such Shareholders.

12.5 Allocations of Allotment Shares made by the Company pursuant to this Article shall constitute the acceptance by the persons to whom they are allocated of the offer to subscribe for those Allotment Shares on the terms offered to them, provided that no person shall be obliged to take more than the maximum number of Allotment Shares that he has indicated to the Company he is willing to subscribe.

12.6 The Company shall forthwith upon allocating any Allotment Shares give notice in writing (an "**Allocation Notice**") to each person to whom Allotment Shares have been so allocated of the number of Allotment Shares so allocated and the aggregate price payable therefor. Completion of the subscription for those Allotment Shares in accordance with the Allocation Notice shall take place within five Business Days of the date of the Allocation Notice whereupon the Company shall, upon payment of the price due in respect thereof, issue those Allotment Shares specified in the Allocation Notice to the persons to whom they have been allocated and deliver the relevant Share certificates.

12.7 If all the Allotment Shares are not allotted by reference to the provisions of Articles 12.2 to 12.6 (inclusive), the Company shall, within three months of the exhaustion of such provisions, allot to the Proposed Allottee any unallotted Allotment Shares at any price not less than the Subscription Price.

12.8 For the duration of the period referred to in Article 3.2, the provisions of Section 89(1) and sections 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

13 LEAVERS

13.1 The provisions of this Article shall apply to any Leaver and to any Leaver's Shares. For the purposes of this Article 13 "Group Company" shall mean the Company or any 51 per cent. subsidiary (as defined in Section 838 of the Income and Corporation Taxes Act 1988).

13.2 In these Articles:-

13.2.1 a "**Relevant Employee**" shall mean:-

(a) an employee of any Group Company; and/or

(b) a director of any Group Company (other than a Partnership Director);

13.2.2 a "**Leaver**" shall mean:-

(a) any Shareholder who ceases, or has ceased, to be a Relevant Employee;

(b) any Shareholder (not being the Partnership) holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person in relation to whom such Shareholder was a permitted transferee under the provisions of Article 13 who ceases to be a permitted transferee in relation to such person;

(c) any person who becomes entitled to any Shares:-

(i) on the death of a Shareholder;

(ii) on the bankruptcy of a Shareholder (if an individual) or the receivership, administrative receivership, administration,

liquidation or other arrangement for the winding-up (whether solvent or insolvent) of a Shareholder (if a company), in either case such Shareholder not being the Partnership ; or

(iii) on the exercise of an option after ceasing to be a Relevant Employee;

(d) any Shareholder (not being the Partnership) holding Shares as a nominee for any person who ceases, or who has ceased, to be a Relevant Employee;

13.2.3 a Leaver shall be deemed to be a "**Good Leaver**" in circumstances where the relevant person is not a Bad Leaver; and

13.2.4 a Shareholder shall be deemed to be a "**Bad Leaver**" in circumstances where the relevant person:-

(a) is summarily dismissed in accordance with his contract of employment; or

(b) has voluntarily resigned as an employee of any Group Company without the consent of the Board and has not been constructively dismissed.

13.3 Within the period commencing on the relevant Leaving Date and expiring at midnight on the first anniversary of such date, the Partnership may direct the Company by Partnership Direction immediately to serve a notice on the Leaver notifying him that he is, with immediate effect, deemed to have served a notice in writing to the Company (the "**Transfer Notice**") that he wishes to transfer his Leaver's Shares and the Company shall copy the Transfer Notice to the Partnership and the members of the Remuneration Committee within 2 Business Days of its deemed receipt. Each Transfer Notice shall be deemed to constitute the Company as the Leaver's agent for the sale of all of his Leaver's Shares at the price (the "**Sale Price**") to be determined in accordance with Article 13.11.

13.4 The Leaver's Shares shall within five Business Days of receipt of the Transfer Notice be offered at the Sale Price to (i) a person or persons intended to take the place of the Leaver, (ii) the remaining Manager Shareholders, (iii) at the sole discretion of the Remuneration Committee other employees of the Group or (iv) at the sole discretion of the Remuneration Committee an Employee Trust, in each case on a pre-emptive basis to be determined by the Remuneration Committee.

13.5 In the event that any of the Leaver's Shares shall not be acquired pursuant to the offer(s) made under Article 13.4 within 30 Days of such offer(s), the Partnership may, direct the Company by a Partnership Direction immediately to offer at the Sale Price such number of Leaver's Shares to such person as may be specified in the Partnership Direction including, for the avoidance of doubt, the Company and/or any Employee Trust (the "**Offeree**"). If the Offeree of the Leaver's Shares applies for any of them within four Business Days of the date of such offer, the Company shall (with Partnership Consent) allocate to the Offeree the number of Leaver's Shares applied for within ten Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined. If all of the Sale Shares are so allocated, the provisions of Articles 13.6 to 13.8 (inclusive) shall not apply. Completion of sale and purchase of such Leaver's Shares

shall take place at the registered office within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if the Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.6 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.4 or 13.5, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.7 If none or some only of the Leaver's Shares are so allocated, the remaining provisions of this Article shall have effect as if references to Leaver's Shares shall mean those not allocated in accordance with this Article.

13.8 The provisions of Articles 12.2 to 12.5 (inclusive) shall apply, mutatis mutandis, to the allocation of the Leaver's Shares, provided that for these purposes:-

13.8.1 references to the Allotment Notice shall be treated as references to the Transfer Notice;

13.8.2 references to the Allotment Shares shall be treated as references to the Leaver's Shares;

13.8.3 references to the Subscription Price shall be treated as references to the Sale Price;

13.8.4 references to the subscription for, and allotment of, Allotment Shares shall be treated as references to the purchase of, and transfer of, Leaver's Shares respectively.

13.9 The Company shall forthwith upon allocating any Leaver Shares give notice in writing (a "**Leaver Allocation Notice**") to the Leaver and to each person to whom Leaver Shares have been so allocated of the number of Leaver Shares so allocated and the aggregate price payable therefor. Completion of the sale and purchase of those Leaver's Shares shall take place within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.10 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.6, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of

such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.11 In these Articles:-

13.11.1 in the case of a Good Leaver, the Sale Price shall be:-

(a) in relation to the Vested Percentage of the Leaver's Shares, the Fair Price; and

(b) in relation to the Unvested Percentage of the Leaver's Shares, the Issue Price or, if the Company is directed by a Partnership Direction, the lower of the Issue Price and the Fair Price;

13.11.2 in the case of a Bad Leaver, the Sale Price shall be in relation to both the Vested Percentage and the Unvested Percentage of the Leaver's Shares, the Issue Price or, if the Company is directed by a Partnership Direction, the lower of the Issue Price and the Fair Price;

13.11.3 in the case of any Leaver's Shares which were originally acquired by that Leaver by way of transfer rather than allotment, references to the Issue Price in this Article shall in relation to these Shares be deemed to be references to the lower of the Issue Price and the amount paid by such Leaver on such transfer;

13.11.4 the "**Fair Price**" shall be such price as the transferor and (with Partnership Consent) the Company shall agree within ten Business Days of the date of the deemed Transfer Notice or, failing such agreement, such price as the Auditors shall determine pursuant to Article 13.12;

13.11.5 Leaver's Shares shall vest in the Leaver on a straight-line percentage basis at the end of each calendar month during the period from the date of the adoption of these Articles until the fifth anniversary of the date of adoption of these Articles. References to "**Vested Percentage**" and "**Unvested Percentage**" of the Leaver's Shares shall be to the amount of Leaver's Shares vested in the Leaver at the relevant Leaving Date.

13.12 If the Fair Price falls to be determined by the Auditors:-

13.12.1 the Company shall immediately instruct the Auditors to determine the Fair Price on the basis which, in their opinion, represents a fair price for the Leaver's Shares at the Leaving Date as between a willing seller and a willing buyer and, in making such determination, the Auditors shall take account of the impact of the Leaver's departure on the prospects of the Group but shall not take account of (i) whether the Leaver's Shares comprise a majority or minority interest in the Company and the fact that their transferability is restricted by these Articles; or (ii) the fact that such Leaver's Shares can be subject to the compulsory transfer requirements of Articles 13 (Leavers) and 16 (Drag Along));

13.12.2 the Auditors shall certify the Fair Price as soon as possible after being instructed by the Company and in so certifying the Auditors shall be deemed to be acting as experts and not as arbitrators and the UK Arbitration Act 1996 shall not apply;

13.12.3 the certificate of the Auditors shall, in the absence of fraud or manifest error, be final and binding; and

13.12.4 the Company shall procure that any certificate required hereunder is obtained with due expedition and the cost of obtaining such certificate shall be borne by the Company unless (i) such an arrangement would not be permitted by the Act or (ii) the Fair Price as determined by the Auditors is the same as, or within 10% of, that price (if any) which the Company had previously notified to the Leaver as being in its opinion the Fair Price, in which event the cost shall be borne by the Leaver.

13.13 Notwithstanding any other provision of these Articles, all of a Relevant Employee's Shares shall vest in a Relevant Employee immediately on the completion of a Sale or a Quotation.

14 COMPLIANCE

14.1 For the purpose of ensuring compliance with the transfer provisions of these Articles, the Company shall immediately (on a Partnership Direction) and may (with Partnership Consent) require any Shareholder to procure that:-

14.1.1 he; or

14.1.2 any Proposed Transferee; or

14.1.3 such other person as is reasonably believed to have information and/or evidence relevant to such purpose

provides to the Company any information and/or evidence relevant to such purpose and until such information and/or evidence is provided the Company shall refuse to register any relevant transfer (otherwise than with a Partnership Consent).

15 ATTORNEY

15.1 Each Shareholder hereby irrevocably appoints the Company as his attorney (with the power to appoint any member of the Board as a substitute and to delegate to that substitute all or any powers hereby conferred, other than this power of substitution, as if he had been originally appointed by this Power of Attorney) to give effect to the provisions of these Articles.

16 DRAG ALONG

16.1 In these Articles a "**Qualifying Offer**" shall mean a *bona fide* arms-length offer in writing by or on behalf of any person (the "**Offeror**") for the entire equity share capital in the Company not already owned by the Offeror or persons connected with the Offeror.

16.2 If the Partnership has indicated (by Partnership Direction) that it wishes to accept the Qualifying Offer in respect of all of its Shares, then the provisions of this Article shall apply.

16.3 The Partnership shall give written notice to the other holders of the equity share capital then in issue (the "**Other Shareholders**") of its wish to accept the Qualifying Offer and shall thereupon become entitled to transfer its Shares to the Offeror (or his nominee) and the Other Shareholders shall thereupon become bound to accept the Qualifying Offer on no less favourable terms overall than those upon which the Partnership shall have accepted the Qualifying Offer and to transfer all their Shares to the Offeror (or his nominee) with full title guarantee on the date specified by the Partnership (by Partnership Direction).

16.4 If any Other Shareholder shall not, within five Business Days of being required to do so, execute and deliver transfers in respect of the equity shares held by him and deliver the certificate(s) in respect of the same (or a suitable indemnity in lieu thereof), then the Partnership shall be entitled to authorise and instruct such person as it thinks fit to execute, the necessary transfer(s) and indemnities on the Other Shareholder's behalf and, against receipt by the Company (on trust for such Shareholder) of the consideration payable for the relevant Shares deliver such transfer(s) and certificate(s) or indemnities to the Offeror (or his nominee) and register such Offeror (or his nominee) as the holder thereof and, after such registration, the validity of such proceedings shall not be questioned by any person.

16.5 For the avoidance of doubt (and notwithstanding any conflicting or contrary terms contained in any option agreement or arrangement), whenever options have been granted over any Shares:-

16.5.1 in Article 16.1, the Qualifying Offer shall include an offer for the underlying Share entitlements of such optionholders (assuming that such options can be validly exercised in such circumstances);

16.5.2 in Article 16.3, the Partnership shall also be required to give written notice to such optionholders and the binding obligation to accept the Qualifying Offer shall be deemed to apply to such optionholders on exercise of their options; and

16.5.3 the provisions of Article 16.4 shall be deemed to apply to such optionholders

17 TAG ALONG AND CO-SALE

17.1 If at any time any Shareholder proposes to sell (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) any of its Shares ("**Selling Shareholder**"), or the Partnership proposes to sell any of its Shares (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) (also a Selling Shareholder) and does not or is not entitled to exercise its right to serve a notice under Article 16.3, the provisions of this Article 17 shall apply.

17.2 The Selling Shareholder shall give written notice (the "**Proposed Sale Notice**") to all of the other holders of Shares of such intended sale at least ten Business Days prior to the date thereof. The Proposed Sale Notice shall set out, to the extent not described in any accompanying documents, the identity of the proposed buyer (the "**Proposed Buyer**"), the purchase price and other terms and conditions of payment, the proposed date of sale (the "**Proposed Sale Date**") and the number of Shares proposed to be purchased by the Proposed Buyer (the "**Proposed Sale Shares**").

17.3 Any other holder of equity share capital in the Company shall be entitled, by written notice given to the Selling Shareholder within five Business Days of receipt of the Proposed Sale Notice, to sell such proportion of his Shares as is equal to the proportion which the Shares sold by the Selling Shareholder bears to all Shares held by the Selling Shareholder to the Proposed Buyer on the same terms and conditions as those set out in the Proposed Sale Notice.

17.4 Subject to Article 17.5, if any other holder of equity share capital in the Company is not given the rights accorded him by the provisions of this Article, the Selling Shareholder shall be required not to complete its sale and the Company shall be bound to refuse to register any transfer intended to carry such a sale into effect.

17.5 If a notice has been given pursuant to Article 16.3, a Proposed Sale Notice will not be required pursuant to this Article 17 and the provisions of Article 17.4 shall cease to apply.

17.6 If at any time any transfer as contemplated by clause 8 of the GP Agreement (as defined in the Subscription and Shareholders' Agreement), is proposed to be made in accordance with such clause, the provisions of this Article 17 shall apply mutatis mutandis to any such transfer provided that for these purposes:

17.6.1 the reference to any Shareholder in Article 17.1 and references to Selling Shareholder throughout Article 17 shall be treated as references to the transferor; and

17.6.2 the reference to Shares in Article 17.1 shall be treated as a reference to the interest to be transferred as referred to in clause 8 of the GP Agreement

SHAREHOLDER MEETINGS

18 ANNUAL GENERAL MEETINGS

18.1 The Board shall procure that an annual general meeting of Shareholders in respect of each financial year of the Company shall be convened to take place not later than 30 Business Days after the date of signing of the Auditors' report relating to the Accounts for the relevant financial year.

18.2 The Board shall cause to be laid before each such annual general meeting the Accounts for the relevant financial year, together with the respective reports therein of the directors and the Auditors.

18.3 All meetings of Shareholders other than annual general meetings shall be called extraordinary general meetings.

18.4 The directors may call general meetings and, on the requisition of shareholders pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not less than 28 days after the date of the requisition.

18.5 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if is so agreed -

(a) in the case of an annual general meeting, by all the Shareholders entitled to attend and vote thereat; and

(b) in the case of any other meeting by a majority in number of the Shareholders having a right to attend and vote being a majority together holding not less than nine-five per cent. in nominal value of the shares giving that right.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the Articles and to any restrictions imposed on any Shares, the notice shall be given to all the Shareholders, to all persons entitled to a Share in consequence of the death or bankruptcy of a member and to the directors and the auditors for the time being of the Company.

18.6 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

19 PROCEEDINGS OF SHAREHOLDERS AND VOTING

19.1 No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business and, subject to Article 19.2, for its duration. Three persons entitled to vote upon the business to be transacted, each being a Shareholder or a proxy for a Shareholder or a duly authorised representative of a corporation (and at least two of whom shall, together, be the holders of at least two thirds in nominal value of the Shares then in issue), shall be a quorum.

19.2 If within half an hour from the time appointed for the meeting a quorum is not present, or if during a meeting a quorum ceases to be present for a period exceeding 10 minutes, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such other time and place as the Shareholders present may decide and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present shall constitute a quorum.

19.3 The chairman, if any, of the Board or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

19.4 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the Shareholders present and entitled to vote shall choose one of their number to be chairman.

19.5 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

19.6 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to

place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

19.7 A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded at any general meeting by the chairman, or by any Shareholder present in person or by proxy and entitled to vote or by a duly authorised representative of a corporation which is a Shareholder entitled to vote.

19.8 Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

19.9 When a poll has been demanded it shall be taken immediately following the demand. The demand for a poll may (before the poll is taken) be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

19.10 A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.11 The Chairman of the meeting shall not, in the case of an equality of votes, whether on a show of hands or on a poll, be entitled to exercise any second or casting vote.

19.12 A resolution in writing executed by or on behalf of each Shareholder who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more Shareholders and a resolution in writing described as a special resolution or as an extraordinary resolution will have effect accordingly. With respect to any such resolution in writing, in the case of a corporation which holds a Share, the signature of any director or the secretary thereof shall be sufficient for the purposes of this Article

19.13 In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders' and seniority shall be determined by the order in which the names of the holders stand in the register of Shareholders.

19.14 A Shareholder in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy.

19.15 No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of Shares in the company, either in person or by proxy, in respect of any Share held by him unless all moneys presently payable by him in respect of that Share have been paid unless the Board otherwise determines.

19.16 No objection shall be raised to the qualification of any vote except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

19.17 On a poll votes may be given either personally or by proxy. Deposit of an instrument of proxy will not preclude the Shareholder from attending and voting at the meeting or at any adjournment of it.

19.18 An instrument appointing a proxy shall be in writing, executed by or on behalf of the appointor and shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"…………. Limited ……………I/We, ………………, of ……………., being a member/members of the above-named company, hereby appoint ………… of …………, or failing him, ……………… of …………., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the company to be held on ………………… 20 ……………., and at any adjournment thereof.

Signed on ………………. 20 ……………"

19.19 Where it is desired to afford Shareholders an opportunity of instructing the proxy how he shall act the instrument appointing a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"………… Limited …………… I/We, ……………, of …………., being a member/members of the above-named company, hereby appoint ………… of …………, or failing him …………….. of …………., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the company, to be held on ……………… 20 …………, and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against

Resolution No. 2 *for *against.

* Strike out whichever is not desired.

Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this ………… day of ……………. 20 ……"

19.20 The instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Board may -

(a) be left at or sent by post or by facsimile transmission to the office or at such other places within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the company in relation to the meeting not less than one hour before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken immediately but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

19.21 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the company at the office or at such other place at which the instrument of proxy was duly deposited before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

DIRECTORS

20 NUMBER OF DIRECTORS

The number of directors (excluding alternate directors) shall not be less than two in number nor more than 15 or such other number as the Partnership may, by Partnership Direction, determine.

21 ALTERNATE DIRECTORS

21.1 A director (other than an alternate director) may appoint any other director or (in the case of an Partnership Director) any other person whomsoever, to be an alternate director and may remove from office an alternate director so appointed.

21.2 An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an alternate director.

21.3 A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

21.4 An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires but is reappointed at the meeting at which he retires, any

appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his appointment.

21.5 Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

21.6 Save as otherwise provided in the Articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

21.7 Any director who is appointed an alternate director shall be entitled to vote at a meeting of the Board on behalf of the director so appointing him in addition to being entitled to vote in his own capacity as a director and shall also be considered as two directors for the purpose of making a quorum of directors unless he is the only individual present.

22 POWERS AND PROCEEDINGS OF DIRECTORS

22.1 Subject to the provisions of the Act and the Articles, the business of the Company shall be managed by the directors who may exercise all the powers of the Company.

22.2 The directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

22.3 The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Any three directors (including at least two Partnership Directors) shall constitute a quorum and a quorum of directors must be present throughout all meetings of the Board. The Chairman of the meeting shall not have a second or casting vote, in the case of an equality of votes.

22.4 Any director or alternate director may validly participate in a meeting of the Board through the medium of conference telephone or similar form of communication equipment provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Subject to the Act, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that a quorum of directors is not physically present in the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chairman of the meeting then is.

22.5 The chairman of the Board of the Company will be appointed in accordance with the Subscription and Shareholders Agreement. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

22.6 All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a

defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

22.7 A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held and may consist of several documents in the like form each signed by one or more directors; but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

22.8 The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying.

22.9 The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

23 DECLARATION OF INTERESTS

23.1 Save as otherwise provided by the Articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures, or other securities of the Company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes; or

(e) his interest arises by virtue of his being a Shareholder of, or employed by, the Company.

23.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

23.3 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

23.4 The provisions of this Article and any other provision of these Articles prohibiting a directors from voting at a meeting of directors or a committee of directors may be suspended or relaxed with Partnership Consent.

23.5 Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

23.6 If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

23.7 Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

23.8 The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of directors, including the names of the directors present at each such meeting.

23.9 The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

24 APPOINTMENT AND REMOVAL OF DIRECTORS

24.1 No person shall be appointed or reappointed a director at any general meeting unless -

(a) he is a Partnership Director;

(b) he is recommended by the directors; or

(c) not less than fourteen nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a Shareholder qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

24.2 Not less than seven nor more than twenty-eight clear days before the date appointed for holding a general meeting notice shall be given to all who are entitled to receive notice of the meeting of any person who is recommended by the directors for appointment as a director at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose him at the meeting for appointment as a director. The notice shall give the particulars of that person which would, if he were so appointed, be required to be included in the Company's register of directors.

24.3 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion of the meeting.

24.4 The office of a director shall be vacated if -

24.4.1 he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

24.4.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

24.4.3 he resigns his office by notice to the Company; or

24.4.4 he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated; or

24.4.5 he becomes incapable of reason of mental disorder, illness or injury or managing and administering his property and affairs and the other directors resolve that his office is vacated; or

24.4.6 being a director designated a Partnership Director a notice is served by the Partnership removing him from the office; or

24.4.7 (in the case of an executive director only) he shall, for whatever reason, cease to be employed by the Company or any subsidiary of the Company; or

24.4.8 being a director of the Company, other than one of the directors specified in Article 24.4.6 above, he is removed by Partnership Direction, and such removal shall take effect upon delivery of the Partnership Direction to the Registered Office.

REMUNERATION OF DIRECTORS

25 DIRECTORS REMUNERATION AND EXPENSES

25.1 The directors shall be entitled to such remuneration as the company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

25.2 The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the company or otherwise in connection with the discharge of their duties.

26 DIRECTORS' APPOINTMENTS AND INTERESTS

26.1 Subject to any statutory provision, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

26.2 Subject to any statutory provision and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the Company is otherwise interested; and

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

26.3 For the purposes of Article 26.2

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

27 DIRECTORS' GRATUITIES AND PENSIONS

The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit

MISCELLANEOUS

28 INDEMNITY

Subject to the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

29 INSURANCE

The Board shall have the power to purchase and maintain for any director or other officer insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company.

30 SHARE CERTIFICATES

30.1 Every Shareholder, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

30.2 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Board may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

31 CALL ON SHARES

31.1 Subject to the terms of allotment, the Board may make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal value or

premium) and each Shareholder shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

31.2 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

31.3 The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

31.4 If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Act) but the Board may waive payment of the interest wholly or in part.

31.5 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

31.6 Subject to the terms of allotment, the Board may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

31.7 If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

31.8 If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

31.9 Subject to any statutory provisions, a forfeited Share may be sold, re-alloted or otherwise disposed of on such terms and in such manner as the Board may determine either to the person who was before the forfeiture the Shareholder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the Share to that person.

31.10 A person any of whose shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date

of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the Board may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

31.11 A statutory declaration by a director or the secretary that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share and the declaration shall (subject to the execution of an instrument of transfer if necessary) consitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the Share be affected by any irregularity in or invaldity of the proceedings in reference to the forfeiture or disposal of the Share.

32 TRANSMISSION OF SHARES

32.1 If a Shareholder dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons herein recognised by the Company as having any title to his interest; but nothing contained in these Articles shall release the estate of a deceased Shareholder from any liability in respect of any share which had been jointly held by him.

32.2 A person becoming entitled to a Share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the Share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the Share to that person. All the articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Shareholder and the death or bankruptcy of the Shareholder had not occurred.

32.3 A person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

33 PURCHASE OF OWN SHARES

Subject to the provisions of the Act, the Company may purchase its own shares (including any redeemable shares) and, if it is a private company, make payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the Company out of the proceeds of a fresh issue of shares.

34 ACCOUNTS

No Shareholder shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by the ordinary resolution of the Company.

35 **CAPITALISATION OF PROFITS**

The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the Shareholder who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other: but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the Shareholders concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

36 **NOTICES**

36.1 Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the directors need not be in writing.

36.2 The Company may give any notice to a Shareholder either personally or by sending it by first class post in a prepaid envelope addressed to the Shareholder at his registered address or by leaving it at that address. In the case of joint holders of a Share, all notices shall be given to the joint holder whose name stands first in the Register of Shareholders in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address.

36.3 A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

36.4 Every person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before his name is entered in the register of Shareholders, has been duly given to a person from whom he derives his title.

36.5 Where a notice is sent by first class post, proof of the notice having been posted in a properly addressed prepaid envelope will be conclusive evidence that the notice was given and will be deemed to have been given at the expiration of 24 hours after the envelope containing the same is posted.

36.6 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national daily newspaper and such notice will be deemed to have been duly served on all Shareholders entitled thereto at noon on the day when the advertisement appears. In any such case the Company will send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses again becomes practicable.

36.7 Any notice or document delivered or sent by post to or left at the registered address of any member in accordance with the terms of these Articles shall notwithstanding that such member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Shareholders as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the Share.

*** Slip Sheet ***

Document

Tami Nuckolls
04/30/2001 11:53 AM

To: Rachel Schneider@AONNA, Marilyn Anderson@AONNA, Karen Becker@AONNA, David Krapf@AONNA, Tim Feldbruegge/MO/ARS/US/AON@AONNA
cc: Todd Dillon@AONNA, Pat Cantwell@AONNA, Bob E Murphy/PA/ARS/US/AON@AONNA, Rick DeCoster/MO/ARS/US/AON@AONNA, Tim George@AONNA, Thomas Danis, Lori Goltermann@AONNA
Subject: Hicks Muse - ADVISORY/David B. Deniger Acquires Controlling Interest in Olympus Real Estate Corporation [Virus Checked]

Please review the attached press release regarding Olympus Real Estate Corporation:

- att1.htm

I spoke with Ron Hoyl (in-house Olympus legal council) today to clarify what the Special Limited Partner emcompasses. The outcome is that existing Funds I & II will not incurr any changes. However, Fund III and future funds will reflect Olympus as the General Partner and HMT&F and others as Limited Partners. This means Olympus will be the ultimate decision maker, not HMT&F. The General Partner is the decision maker. Ron stated this change will not affect any of the assets.

Historically, HMT&F had the right to exercise control of Funds I & II as the ownership was roughly 50%/50%, but HMT&F never exercised those rights. Now, the ownership is in favor of Olympus at 70% and HMTF 30%. Part of the agreement between Olympus and HMT&F is that HMT&F will continue to be a significant investor of the Olympus Funds for the next 20 years.

Hopefully this has provided some insight which you may want to share with your Underwriters. If this ownership interest requires any amendments to the policies, please notify me immediately. If you have further questions, I will try to respond quickly. Thank you!

1.35 Title: Form 288a - Appointment of Director

Date: 22 June 2001

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full TASKTIP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	22	06	2001	†Date of Birth	21	03	1962

Appointment form Appointment as director [X] as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): JOHN GORDON

Surname: DAVIS

Previous Forename(s): Previous Surname(s):

Usual residential address 25 GREAT JUBILEE WHARF, 78 WAPPING WALL

Post town: LONDON Postcode: E1W 9TH

County / Region: Country: UK

†Nationality: BRITISH †Business occupation: CHIEF FINANCIAL OFFICER

†Other directorships (additional space overleaf): ~~FT PERSONAL FINANCE LIMITED~~

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details.
† Directors only.
**Please delete as appropriate

Consent signature [signature] **Date** 22·06·2001

A director, secretary etc must sign the form below.

Signed [signature] **Date** 22·06·2001

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON
EC2M 2WG
282672 Tel 020 7903 1000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number	4205228
† Directors only. †Other directorships	

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.36 Title: Form 288a - Appointment of Director

Date: 22 June 2001

02 JUL 11 ...:5

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	4180320
Company Name in full	TASKTIP LIMITED
Date of appointment (Day Month Year)	22 06 2001
†Date of Birth (Day Month Year)	14 11 1949
Appointment form — Appointment as director	X
as secretary	
Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.	
NAME *Style / Title	
*Honours etc	
Forename(s)	JOHN
Surname	CONDRON
Previous Forename(s)	
Previous Surname(s)	
Usual residential address	23 ROSEBERY ROAD
Post town	MUSWELL HILL
Postcode	N10 2LE
County / Region	LONDON
Country	U.K.
†Nationality	BRITISH
†Business occupation	CHIEF EXECUTIVE OFFICER
†Other directorships (additional space overleaf)	YELLOW PAGES SALES LIMITED

Notes on completion appear on reverse.

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 22-06-2001

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 22-06-2001

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON
EC2M 2WG
282675 Tel 020 7903 1000
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4205228

† Directors only. †Other directorships

GENERAL ART SERVICES LIMITED
DIRECTORY AND DATABASE PUBLISHERS ASSOCIATION
FAR EAST YELLOW PAGES LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.37 Title: Form 288c - Change of Particulars for Director or Secretary

Date: 29 October 2001

02 JUL 11

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288c

Change of particulars for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Company Number 04180320

Company Name in full YELL GROUP LIMITED

Date of change of particulars (Day Month Year): 29 10 2001

Changes of particulars form

Complete in all cases

NAME *Style / Title: MR — *Honours etc:

Forename(s): STEPHEN, NATHANIEL

Surname: GREEN

†Date of Birth (Day Month Year): 30 12 1963

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: ~~C/O APAX PARTNERS~~ 4th FLOOR
15 PORTLAND PLACE

Post town: LONDON

County / Region: — Postcode: W1B 1PT

Country: ENGLAND

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29/10/01

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON EC2M 2WG
Att. Sharim Afnan #307034

Tel 020 7903 1398

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

COMPANIES HOUSE 30/10/01

02 JUL 11 PM 12:06

1.38 Title: Form 288c - Change of Particulars for Director or Secretary

Date: 31 October 2001

02 JUL 11

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288c

Change of particulars for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Company Number 4180320

Company Name in full YELL GROUP LIMITED

Date of change of particulars — Day 25 Month 10 Year 2001

Changes of particulars form

Complete in all cases

NAME *Style / Title MR *Honours etc

Forename(s) STEPHEN

Surname GRABINER

†Date of Birth — Day 30 Month 09 Year 1958

Change of name *(enter new name)* Forename(s) N.A

Surname N.A

Change of usual residential address *(enter new address)* 15 PORTLAND PLACE

Post town LONDON

County / Region LONDON Postcode W1B 1PT

Country UNITED KINGDOM

Other change *(please specify)* N.A

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 31 Oct. 01

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KEVIN SANTRY/JANICE SEAH
WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON EC2M 2WG

Tel 0207-9031000

DX number 124402 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.39 Title: Form 288c - Change of Particulars for Director or Secretary

Date: 6 November 2001

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288c

Change of particulars for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Company Number 4180320

Company Name in full YELL GROUP LIMITED

	Day	Month	Year
Date of change of particulars	2 5	1 0	2 0 0 1

Changes of particulars form

Complete in all cases

NAME *Style / Title: MR — *Honours etc:

Forename(s): THOMAS O

Surname: HICKS

	Day	Month	Year
†Date of Birth	2 4	0 2	1 9 5 1

Change of name *(enter new name)*

Forename(s): N.A.

Surname: N.A.

Change of usual residential address *(enter new address)*

200 CRESCENT COURT
SUITE 1600

Post town: DALLAS

County / Region: TEXAS — Postcode: 75201

Country: UNITED STATES OF AMERICA

Other change *(please specify)* N.A.

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 6 Nov. 01

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KEVIN SANTRY / JANICE SEAH
WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON EC2M 2WG

Tel 020-79031000

DX number 124402 — DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

ɔde

1.40 **Title: Form 288c - Change of Particulars for Director or Secretary**

Date: 6 November 2001

02 JUL 11

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288c

Change of particulars for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Company Number 4180320

Company Name in full YELL GROUP LIMITED

	Day	Month	Year
Date of change of particulars	2 5	1 0	2 0 0 1

Changes of particulars form

Complete in all cases

NAME *Style / Title: MR *Honours etc:

Forename(s): LYNDON

Surname: LEA

	Day	Month	Year
†Date of Birth	1 3	0 1	1 9 6 9

Change of name *(enter new name)*

Forename(s): N.A.

Surname: N.A.

Change of usual residential address *(enter new address)*

QUEENSBERRY HOUSE
3-9 OLD BURLINGTON STREET

Post town: LONDON

County / Region: LONDON Postcode: W1S 3AE

Country: UNITED KINGDOM

Other change *(please specify)* N.A.

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed Lyndon Lea. **Date** 6 Nov. 01

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KEVIN SANTRY / JANICE SEAH
WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON EC2M 2WG

Tel 020-79031000

DX number 124402 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

02 JUL 11

1.41 **Title: Form 288c - Change of Particulars for Director or Secretary**

Date: 6 November 2001

02 JUL 11

288c

Change of particulars for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4180320

Company Name in full YELL GROUP LIMITED

Date of change of particulars (Day Month Year) 25 10 2001

Changes of particulars form

NAME *Complete in all cases*

*Style / Title MR *Honours etc

Forename(s) JOHN ROCKWELL

Surname MUSE

†Date of Birth (Day Month Year) 24 02 1951

Change of name *(enter new name)*

Forename(s) N.A.

Surname N.A.

Change of usual residential address *(enter new address)*

200 CRESCENT COURT
SUITE 1600

Post town DALLAS

County / Region TEXAS Postcode 75201

Country UNITED STATES OF AMERICA

Other change *(please specify)* N.A.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6 Nov. 01

(**director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KEVIN BANTRY / JANICE SEAH
WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON EC2M 2WG

Tel 020-79031000

DX number 124402 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.42 Title: Form 288c - Change of Particulars for Director or Secretary

Date: 30 October 2001

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288c

Change of particulars for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Company Number 04180320

Company Name in full YELL GROUP LIMITED

Date of change of particulars (Day Month Year) 29 10 2001

Changes of particulars form

Complete in all cases

NAME	*Style / Title	MR
	*Honours etc	
	Forename(s)	STEPHEN, NATHANIEL
	Surname	GREEN
	†Date of Birth (Day Month Year)	30 12 1963
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		4th FLOOR 15 PORTLAND PLACE
	Post town	LONDON
	County / Region	
	Postcode	W1B 1PT
	Country	ENGLAND
Other change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 30/11/01

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

WEIL, GOTSHAL & MANGES
ONE SOUTH PLACE
LONDON EC2M 2WG
Att. Sharim Afnan #307034

Tel 020 7903 1398

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

02 JUL 11 [illegible]

1.43 Title: Form 288a - Appointment of Director

Date: 28 January 2002

02 JUL 11

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP LIMITED

	Day	Month	Year
Date of appointment	05	12	2002
†Date of Birth	06	07	1941

Appointment form

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: LORD   *Honours etc:

Forename(s): CHARLES DAVID

Surname: POWELL

Previous Forename(s): NA   Previous Surname(s): NA

Usual residential address: 1 CAROLINE CLOSE

Post town: LONDON   Postcode: W2 4RW

County / Region: LONDON   Country: UNITED KINGDOM

†Nationality: BRITISH   †Business occupation: COMPANY CHAIRMAN

†Other directorships (additional space overleaf): UK-CHINA FORUM

I consent to act as ** director / ~~secretary~~ of the above named company

~~Consent signature~~ Signed   Date 5/02/02.

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

~~Signed~~ Consent signature   Date 28/01/02

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1000

DX number DX: 124402   DX exchange London/City

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 4180320

† Directors only.

† Other directorships

SAGITTA ASSET MANAGEMENT LIMITED
BRITISH MEDITERRANEAN AIRWAYS LIMITED
THE J. ROTHSCHILD NAME COMPANY LIMITED
MATHESON & CO. LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.44 **Title: Form 288a - Appointment of Director**

Date: 31 January 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	05	02	2002	†Date of Birth	16	11	1960

Appointment form

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR — *Honours etc:

Forename(s): ANDREW TOBIAS MICHAEL

Surname: WYLES

Previous Forename(s): NA — Previous Surname(s): NA

Usual residential address: 20 RUTLAND STREET

Post town: LONDON — Postcode: SW7 1EF

County / Region: LONDON — Country: UNITED KINGDOM

†Nationality: BRITISH — †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): SEE ATTACHED SCHEDULE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 31/01/02.

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 31/01/02.

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1000

DX number DX: 124402 — DX exchange London/City

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number | 4180320

† Directors only. †Other directorships | SEE ATTACHED SCHEDULE

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

C|N 4180320.

ANDREW TOBIAS MICHAEL WYLES

CURRENT DIRECTORSHIPS:

Name of Company:

Apax Partners & Co. Ventures Ltd

Apax Partners & Co. Ventures Holdings Ltd

Apax Scotland CC Limited

Apax Scotland VI Co. Ltd

Apax Partners Europe Managers Ltd

Merlin Entertainments Group Ltd

Worth Fine Fragrances Plc
(in receivership since 5 Oct 1998)

1.45 Title: Annual Return

Date: 27 March 2002

02 JUL 11 ... 12: ...

Companies House

— for the record —

HSBC
129212
£15-00

Company Name
YELL GROUP LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
4180320
Information extracted from Companies House records on
23rd February 2002

Section 1: Company details

Ref: 4180320/01/01

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Queen Walk Oxford Road Reading Berkshire RG1 7PT**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	SIC CODE Description 7440

Company Number - 4180320

Section 2: Details of Officers of the Company

	Current details	**Amended details**
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** John Gordon DAVIS **Address** 25 Great Jubilee Wharf 78 Wapping Wall London E1W 9TH	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date John Gordon DAVIS ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John CONDRON **Address** 23 Rosebery Road Muswell Hill London N10 2LE **Date of birth** 14/11/1949 **Nationality** British **Occupation** Chief Executive Officer	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John CONDRON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John Gordon DAVIS **Address** 25 Great Jubilee Wharf 78 Wapping Wall London E1W 9TH **Date of birth** 21/03/1962 **Nationality** British **Occupation** Chief Financial Officer	Name ______ Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Gordon DAVIS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 4180320

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen GRABINER **Address** 15 Portland Place London W1B 1PT **Date of birth** 30/09/1958 **Nationality** British **Occupation** Company Director	Name ____ Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Stephen GRABINER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Nathaniel GREEN **Address** 4TH Floor 15 Portland Place London W1B 1PT **Date of birth** 30/12/1963 **Nationality** British **Occupation** Director	Name ____ Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Stephen Nathaniel GREEN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Thomas O HICKS **Address** 200 Crescent Court Suite 1600 Dallas Texas 75201 United States Of America **Date of birth** 24/02/1951 **Nationality** American **Occupation** Chairman Hmtf Incorporated	Name ____ Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Thomas O HICKS ceased to be director (if applicable) __ / __ / ____

Company Number - 4180320 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Lyndon LEA **Address** Queensberry House 3-9 Old Burlington Street London W1S 3AE **Date of birth** 13/01/1969 **Nationality** Canada **Occupation** Investment Dir	Name ________ Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Lyndon LEA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** John Rockwell MUSE **Address** 200 Crescent Court Suite 1600 Dallas Texas 75201 United States Of America **Date of birth** 24/02/1951 **Nationality** American **Occupation** Director	Name ________ Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date John Rockwell MUSE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Lord Powell Of Bayswater Charles David POWELL KCMG **Address** 1 Caroline Close London W2 4RW **Date of birth** 01/07/1941 **Nationality** British **Occupation** Company Chairman	Name ________ Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Lord Powell Of Bayswater Charles David POWELL KCMG ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 4180320

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Salem David SHUCHMAN Address 1820 Rittenhouse Square Philadelphia Pa 19103 Usa **Date of birth** 23/02/1963 **Nationality** American **Occupation** Venture Capital	Name Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Salem David SHUCHMAN ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Andrew Tobias Michael WYLES Address 20 Rutland Street London SW7 1EF **Date of birth** 16/11/1960 **Nationality** British **Occupation** Company Director	Name Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Andrew Tobias Michael WYLES ceased to be director (if applicable) / /

Company Number - 4180320

Section 3: Total Issued Share Capital (B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY £1	71,000	£71,000
B ORDINARY £0·01	900,000	£9,000

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 971,000

Aggregate Nominal Value of issued shares: £80,000

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Company Number - 4180320

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name JOHN CONDRON Address 23 ROSEBERRY ROAD, MUSWELL HILL, LONDON UK Postcode N10 2LE	ORDINARY £1 30,000	ORDINARY £1 1	25/5/01
Name JOHN DAVIS Address 25 GREAT JUBILEE WHARF, 78 WAPPING WALL, LONDON UK Postcode E1W 9TH	ORDINARY £1 12,500	ORDINARY £1 1	25/5/01
Name PAUL FRY Address 4 DELHAM PLACE, BOUNDSTONE ROAD, FARNHAM, SURREY UK Postcode GU10 4JR.	ORDINARY £1 5000		
Name JOHN SATCHWELL Address BRAYMILL COTTAGE, RIVER GARDENS, BRAY, BERKSHIRE UK Postcode SL6 2BJ	ORDINARY £1 5000		

Company Number - 4180320

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name WILLIAM TESTER Address 16 ST JOHN STREET, LONDON UK Postcode EC1M 4NJ	ORDINARY £1 2	25/5/01
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 4180320

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______ (Director / Secretary)

Date 27/03/2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***15/3/2002***

If you are making this return up to an earlier date, please give the date here

08/03/2002

***Note:** The form must be delivered to CH within 28 days of this date*

3. Date of next return

☐ If you wish to change your next return to a date earlier than **15th March 2003** please give the new date here: 08/03/2003

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ______

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name: MRS. A. STANESBY

Telephone number *inc code*: 0118 9603437

Address: GROUP SECRETARIAT, YELL GROUP LTD, QUEENS WALK READING

DX number *if applicable*: ______

DX exchange: ______

Postcode: RG1 7PT

Company Number - 4180320

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name STEVE CHAMBERS Address 23, BELFIELD ROAD, DIDSBURY, MANCHESTER UK Postcode M20 6BJ	ORDINARY £1 10,000		
Name EDDIE CHENG Address 31 COPSE MEAD, WOODLEY, READING UK Postcode RG5 4RP.	ORDINARY £1 2,500		
Name DANNY SHEEHAN Address 2 THE MONASTERY CARMELITE DRIVE READING UK Postcode RG30 2AD	ORDINARY £1 1,500.		
Name MITCH CONNOLLY Address 4, MERELWORTH, CALDY, WIRRAL, CHESHIRE UK Postcode CH48 1QJ.	ORDINARY £1 1,500		

Company Number - 4180320

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name: MARK CAIRNS Address: HILLTOPS, CITY ROAD, RADNAGE HIGH WYCOMBE UK Postcode: HP14 4PW.	ORDINARY £1 1,500.		
Name: SARAH KIDDELL Address: QUORNDON, NEWLANDS DRIVE MAIDENHEAD, BERKS. UK Postcode: SL6 4LL	ORDINARY £1 1,500.		
Name: YELLOW PAGES INVESTMENTS LP. Address: C/O WALKERS, PO BOX 265, WALKER HOUSE, GEORGETOWN, GRAND CAYMAN, CAYMAN ISLANDS UK Postcode:	B ORDINARY 900,000.		
Name: Address: UK Postcode:			

1.46 Title: Written Resolution of the shareholders resolving to sub-divide the existing share capital of the company, increase the authorised share capital and adopt new Articles of Association (a copy of the new Articles of Association are attached).

Date: 31 January 2002

02 JUN 11 [illegible]

No. 4180320

COMPANIES ACT 1985

WRITTEN RESOLUTIONS

OF

YELL GROUP LIMITED

The following resolutions were duly agreed to by the members of the Company in accordance with section 381A of the Companies Act 1985 as Written Resolutions with effect from 13 March 2002.

1 THAT each of the (i) issued and (ii) authorised but unissued ordinary shares of £1 each in the capital of the Company be subdivided into 100 ordinary shares of £0.01 each.

2 THAT each of the (i) issued and (ii) authorised but unissued B ordinary shares of £0.01 each in the capital of the company be subdivided into 100 B ordinary shares of £0.0001 each.

3 THAT the authorised share capital of the Company be increased from £109,000 to £130,000 by the creation of an additional 2,000,000 ordinary shares of £0.01 each in the capital of the Company and by the creation of an additional 10,000,000 B ordinary shares of £0.0001 each in the capital of the Company.

4 THAT the draft articles of association attached to this written resolution be and are hereby adopted as the Articles of Association of the Company in substitution for and to the exclusion of all the existing Articles of Association.

x John Condon
....

Director

Company Number: 4180320

THE COMPANIES ACT

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

YELL GROUP LIMITED

(Incorporated in England and Wales)
(Adopted by Special Resolution passed on 25 May 2001 and amended
by special resolution dated 22 June 2001 and by Special Resolution dated 13 March 2002)

WEIL, GOTSHAL & MANGES

ONE SOUTH PLACE LONDON EC2M 2WG
020 7903 1000
WWW.WEIL.COM

TABLE OF CONTENTS

PRELIMINARY

1 TABLE A

The Articles of Association of the Company shall be as set out herein and shall not comprise, adopt or include Table A in The Companies (Tables A to F) Regulations 1985.

2 DEFINITIONS AND INTERPRETATION

2.1 In these Articles the following expressions shall have the following meanings:-

"Accounts"	the audited balance sheet and profit and loss account of the Company or, if at the relevant time the Company has any subsidiary undertaking(s), a consolidation of the audited balance sheets and profit and loss accounts of the Company and its subsidiary undertaking(s), for each financial year, to be prepared under the historical cost convention and in accordance with generally accepted accounting principles and all relevant accounting standards, Statements of Standard Accounting Practice, Financial Reporting Standards and Statements of Recommended Practice;
"AB Ordinary Shares"	the Ordinary Shares and the B Ordinary Shares;
"Act"	the Companies Act 1985 (as amended) including any statutory modification or re-enactment for the time being in force;
"Additional Equity Investment"	the aggregate of all amounts subscribed or paid for AB Ordinary Shares or DDBs or other equity instruments in the Company or any of its subsidiaries during the period ending on the Exit Date but excluding the Original Equity Investment;
"Affiliate"	as defined in the Subscription and Shareholders' Agreement;
"Allocation Notice"	as defined in Article 12.6;
"Allotment Notice"	as defined in Article 12.1;
"Allotment Shares"	as defined in Article 12.1.2;
"Articles"	these Articles of Association as from time to time amended or replaced by Special Resolution;
"A Shareholders"	the holders of the Ordinary Shares from time to time;

"Auditors"	the auditors for the time being of the Company;
"Available Profits"	profits available for distribution in accordance with the provisions of the Act;
"Bad Leaver"	as defined in Article 13.2.4;
"Board"	the Board of the Company (or any duly authorised committee thereof) from time to time;
"B Ordinary Share"	a B ordinary share of £0.0001 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"B Shareholder Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment and less IMR and PAMR, each as defined in Article 8;
"B Shareholder Return on Capital Ratio"	the B Shareholder Return on Capital divided by (the aggregate of the Original Equity Investment and the Additional Equity Investment);
"B Shareholders"	the holders of the B Ordinary Shares from time to time;
"Business Day"	any day other than a Saturday, Sunday or English public or bank holiday;
"Co-Investment Scheme"	as defined in Article 11.1.2(f);
"DDB Instrument"	the instrument made by the Company constituting unsecured loan notes to be issued at a discount on or about the Completion Date;
"DDBs"	the unsecured loan notes constituted by the DDB Instrument;
"DDB Subscription Price"	has the same meaning as "Subscription Price" as set out in the DDB Instrument;
"Deferred Share"	a deferred ordinary share of £0.0001 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Distributions"	all monies paid by the Company or any of its subsidiaries to holders of AB Ordinary Shares or other equity instruments in respect of their investment in such shares or instruments including without limitation (i) any dividends

or other distributions (including returns of capital on shares but excluding for the avoidance of doubt the Return on DDBs) and (ii) any directors' fees;

"Employee Trust"	any trust established to enable or facilitate the holding of Shares by, or for the benefit of the bona fide employees of any Group Company;
"Exit"	a Sale or a Quotation;
"Exit Date"	means the date on which an Exit occurs;
"Exit Equity Value"	the aggregate Fair Market Value of all AB Ordinary Shares and any other equity shares of the Company in issue and the value of all DDBs (at the Redemption Price) in issue immediately prior to the Exit Date, excluding for the avoidance of doubt in the case of a Quotation any new equity instruments issued pursuant to such Quotation and any AB Ordinary Shares not sold by the holders thereof pursuant to the Quotation;
"Extra Shares"	as defined in Article 12.3;
"Fair Market Value"	means the price per AB Ordinary Share: (1) in the case of a Quotation, at which AB Ordinary Shares are to be offered for sale or subscription in such Quotation (after taking into account underwriters' and brokers' fees, expenses and commissions and other expenses associated with the Quotation) or such other price as the Independent Expert shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares; or (2) in the case of a Sale, the price per share payable by the buyer (and, if the consideration is not payable in cash, such amount as the Independent Expert shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares);
"Fair Price"	as defined in Article 13.11.4;
"Financial Services Authority"	the UK Financial Services Authority or any body with responsibility under legislation replacing the UK Financial Services Act 1986 for carrying out regulatory actions;

"Financing Documents"	as defined in the Subscription and Shareholders' Agreement;
"Good Leaver"	as defined in Article 13.2.3;
"Group"	as defined in the Subscription and Shareholders Agreement;
"Independent Expert"	such independent chartered accountant or firm of chartered accountants as is agreed (i) for the purposes of Article 13, by the relevant Leaver and the Board or (ii) for all other purposes, by the Board (with Partnership Consent), in each case failing such agreement, such person as is nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales following a request by either the relevant Leaver or the Board (in the case of paragraph (i) above) or the Board (in the case of paragraph (ii) above);
"Investor"	any person who is an Investor for the purposes of the Subscription and Shareholders' Agreement;
"Investors"	as defined in the Subscription and Shareholders' Agreement;
"Investor Associate"	as defined in the Subscription and Shareholders' Agreement;
"Investor Group"	as defined in the Subscription and Shareholders' Agreement;
"Leaver"	as defined in Article 13.2.2;
"Leaver's Shares"	all of the Shares held by a Leaver, or to which he (or any person to whom he has transferred Shares in accordance with Article 11) is entitled, on the Leaving Date and any Shares acquired by a Leaver or any such permitted transferee after the Leaving Date under an employee share scheme;
"Leaving Date"	the date on which the relevant person becomes a Leaver;
"Managers"	means John Condron, John Davis, John Satchwell, Paul Fry, Steve Chambers, Eddie Cheng, Danny Sheehan, Mitch Connolly, Mark Cairns and Sarah Kiddell and any other individual who is a party to the Subscription and Shareholders Agreement from time to

time;

"Manager Shareholders"	those Shareholders other than the Partnership who are employees of any member of the Group;
"Ordinary Share"	an ordinary share of £0.01 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Original Equity Investment"	the aggregate of all amounts subscribed for AB Ordinary Shares and DDBs (at the DDB Subscription Price) on or prior to the date of adoption of these Articles;
"Other Shareholders"	as defined in Article 16.3;
"Partnership"	as defined in the Subscription and Shareholders' Agreement;
"Partnership Consent"	the prior written consent of the Partnership ;
"Partnership Direction"	the prior written direction of the Partnership ;
"Partnership Director"	as defined in the Subscription and Shareholders' Agreement;
"Privileged Relation"	the spouse or widow or widower of a Manager Shareholder and the Manager Shareholder's children and grandchildren (including step and adopted children and their issue) provided always that each such person is over the age of 18 years;
"Proportionate Allocation"	as defined in Article 12.3;
"Proposed Allottee"	as defined in Article 12.1.3;
"Proposed Buyer"	as defined in Article 17.2;
"Proposed Sale Date"	as defined in Article 17.2;
"Proposed Sale Notice"	as defined in Article 17.2;
"Proposed Sale Shares"	as defined in Article 17.2;
"Remuneration Committee"	as defined in the Subscription and Shareholders' Agreement;
"Qualifying Offer"	as defined in Article 16.1;
"Quotation"	bears the meaning ascribed to it in the Subscription and Shareholders' Agreement;

"Redemption Price"	has the meaning given in the DDB Instrument;
"Register of Shareholders"	the register of Shareholders to be kept pursuant to Section 352 of the Act;
"Registered Office"	the registered office of the Company as provided in Section 287 of the Act;
"Regulations"	as defined in Article 1.1;
"Relevant Employee"	as defined in Article 13.2.1;
"Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment;
"Return on Capital Ratio"	the Return on Capital divided by the aggregate of the Original Equity Investment and the Additional Equity Investment;
"Return on DDBs"	the aggregate of the Redemption Price payable on all DDBs at the Exit Date less the aggregate amount of the DDB Subscription Price paid on all DDBs at the Exit Date;
"Sale"	means the sale of the whole of the issued equity share capital of the Company to a single buyer or to one or more buyers as part of a single transaction for a consideration payable in cash, provided that there shall be no Sale as a result of any transfer made pursuant to Article 11 (excluding Article 11.1.6);
"Shares"	the AB Ordinary Shares, the Deferred Shares and any other shares in issue from time to time;
"Shareholder"	a person who is registered in the Register of Shareholders as the holder of any Share in the Company;
"Special Resolution"	a resolution of a general meeting passed by a not less than 75% majority of the Shareholders entitled to vote thereat present at the meeting or voting by proxy or a written resolution signed by all Shareholders entitled to vote and otherwise in accordance with Section 381A of the Act;
"Subscription and Shareholders' Agreement"	the Subscription and Shareholders' Agreement to be entered into between (1) the Company, (2) Yellow Pages Investments, L.P. and (3) the Managers as amended and novated from time

to time;

"Subscription Price"	as defined in Article 12.1.4;
"Subscription Price"	as defined in Article 12.1.4;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for the purposes of the Financial Services Act 1986.

2.2 Unless the context otherwise requires, words and expressions defined in or having a meaning provided by the Act as at the date of adoption of these Articles shall have the same meaning in these Articles.

2.3 Unless the context otherwise requires, references in these Articles to:-

2.3.1 any of the masculine, feminine and neuter genders shall include other genders;

2.3.2 the singular shall include the plural and vice versa;

2.3.3 a person shall include a reference to any natural person, body corporate, unincorporated association, partnership, firm or trust;

2.3.4 save where used in the definition of **"Employee Trust"**, employees shall be deemed to include consultants, and references to contracts of employment and to commencement or cessation of employment shall be deemed to include contracts for consultancy and commencement or cessation of consultancy;

2.3.5 any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted; and

2.3.6 any class of Shareholder giving a written direction, written consent or written notice shall, unless these Articles expressly provide otherwise, mean the giving of such a direction, consent or notice by the holders of not less than 75% in nominal value of such class of Shares in issue from time to time.

2.4 The headings in these Articles are for convenience only and shall not affect their meaning.

2.5 A reference in these Articles to the transfer of any Share shall mean the transfer of either or both of the legal and beneficial ownership in such Share and/or the grant of an option to acquire either or both of the legal and beneficial ownership in such Share and the following shall be deemed (but without limitation) to be a transfer of a Share:-

2.5.1 any direction (by way of renunciation or otherwise) by a Shareholder entitled to an allotment or issue of any Share that such Share be allotted or issued to some person other than himself;

2.5.2 any sale or other disposition of any legal or equitable interest in a Share (including any voting right attached thereto) and whether or not by the registered holder thereof and whether or not for consideration or otherwise and whether or not effected by an instrument in writing; and

2.5.3 any grant of a legal or equitable mortgage or charge over any Share.

2.6 In construing these Articles, general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.7 Unless otherwise specifically provided, where any notice, resolution or document is required by these Articles to be signed by any person, the reproduction of the signature of such person by means of facsimile shall suffice, provided that confirmation by first class letter is despatched by the close of business on the next following business day, in which case the effective notice, resolution or documents shall be that sent by facsimile, not the confirmatory letter.

3 SHARE CAPITAL

3.1 The authorised share capital of the Company at the date of adoption of these Articles is £130,000, divided into 12,000,000 Ordinary Shares and 100,000,000 B Ordinary Shares.

3.2 Subject to any direction to the contrary which may be given by ordinary or other resolution of the Company and subject to any statutory provisions and without prejudice to any rights attached to any existing Shares, the unissued Shares (whether forming part of the present or any increased share capital from time to time) shall be at the disposal of the Board who are hereby generally and unconditionally authorised for the purposes of section 80 of the Act to allot relevant securities up to the maximum amount and for the period set out in Article 3.3 below.

3.3 The maximum amount of relevant securities that may be the subject of allotment under the authority provided in Article 3.2 shall be the amount by which the nominal amount of the authorised share capital of the Company exceeded the nominal amount of the issued share capital of the Company immediately after the adoption of these Articles. Unless renewed, such authority shall expire on the date five years from the date immediately preceding that on which the resolution adopting these Articles was passed save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot the relevant securities in pursuance of such offer or agreement accordingly.

3.4 Subject to any statutory provisions, Shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided in the Articles.

3.5 The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to any statutory provision, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the

shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

3.6 Whenever as a result of a consolidation of shares any Shareholders would become entitled to fractions of a Share, the Board may, on behalf of those Shareholders, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to any statutory provision, the Company) and distribute the net proceeds of sale in due proportion among those Shareholders, and the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

3.7 The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

3.8 Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust and (except as otherwise provided by the articles or by the Act) the Company shall not be bound by or recognise any interest in any Share except an absolute right to the entirety thereof in the holder.

SHARE RIGHTS

4 DIVIDEND RIGHTS

4.1 The rights as regards income attaching to the Shares shall be as set out in this Article.

4.2 Subject to (i) Article 5, (ii) the Board recommending payment of the same, and (iii) Partnership Consent, any Available Profits which the Company may determine to distribute in respect of any financial year shall be distributed amongst the holders of the AB Ordinary Shares. The holders of any Deferred Shares in issue shall have no right to participate in any distribution.

4.3 Subject to any statutory provisions and Article 4.2, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution.

4.4 Except as otherwise provided by the rights attached to AB Ordinary Shares, all dividends shall be declared and paid according to the number of the AB Ordinary Shares held by each Shareholder on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the number of the AB Ordinary Shares held by each Shareholder during any portion or portions of the period in respect of which the dividend is paid; but, if any AB Ordinary Share is issued on terms providing that it shall rank for dividend as from a particular date, that AB Ordinary Share shall rank for dividend accordingly.

4.5 A general meeting declaring a dividend may, upon the recommendation of the directors (with Partnership Consent), direct that it shall be satisfied wholly or partly by the

distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of AB Ordinary Shareholders and may vest any assets in trustees.

4.6 Any dividend or other moneys payable in respect of a Share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a Share as aforesaid may give receipts for any dividend or other moneys payable in respect of the Share.

4.7 No dividend or other moneys payable in respect of an AB Ordinary Share shall bear interest against the Company unless otherwise provided by the rights attached to the AB Ordinary Share.

4.8 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

5 RESTRICTIONS IN THE FINANCING DOCUMENTS

5.1 Notwithstanding anything else contained in these Articles, the payment of dividends or other distributions on any Shares and the redemption or repurchase by the Company of its Shares shall not be paid or made to the extent prohibited under the Financing Documents.

5.2 Where any payment of any dividend or the making of any distribution, redemption or repurchase of Shares by the Company under these Articles is not paid or made upon its due date because of the provisions of Article 5.1:-

5.2.1 such payment, distribution, redemption or repurchase shall be made as soon as permitted under the terms of the Financing Documents; and

5.2.2 such non-payment or failure to make such distribution, redemption or repurchase shall be deemed not to put the Company in breach of these Articles.

5.3 Each holder acknowledges that all payments, distributions, redemptions or repurchase monies paid under these Articles to it in breach of this Article shall be received on trust for the Company and shall be paid, transferred or assigned (as the case may be) to the Company promptly following notice from the Company to that effect.

6 RETURN OF CAPITAL RIGHTS

6.1 The rights as regards return of capital attaching to the Shares shall be as set out in this Article.

6.2 On a return of capital on liquidation or otherwise, the surplus assets of the Company remaining after the payment of its liabilities shall be distributed amongst the holders of the Shares on the following basis:

(a) first, to the holders of AB Ordinary Shares, until such holders have received the sum of £100,000,000 (one hundred million) in respect of each AB Ordinary Share held by them; and

(b) second, to the holders of all Shares then in issue, treating all such Shares as a single class

in each case on a pro rata basis according to the number of the Shares held by such Shareholders.

7 VOTING RIGHTS

7.1 The voting rights attached to the Shares shall be as set out in this Article:-

7.1.1 on a show of hands at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, shall have one vote;

7.1.2 on a poll at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, shall have one vote for each AB Ordinary Share of which he is the holder; and

7.1.3 the Deferred Shares shall confer no right to vote in person or by proxy at a general meeting on the holders thereof.

8 CONVERSION OF B ORDINARY SHARES

8.1 Immediately prior to the Exit Date, the Independent Expert shall calculate the Exit Equity Value, the Return on DDBs and the Return on Capital on behalf of the A Shareholders and B Shareholders and shall certify such matters in writing to the A Shareholders and the B Shareholders (the "**Certificate of Values**"). Such Certificate of Values shall be conclusive except in the case of fraud or manifest error.

8.2 Immediately following delivery of the Certificate of Values, B Ordinary Shares shall be deemed to be converted into and redesignated as Deferred Shares, the numbers of B Ordinary Shares so converting to be calculated pro rata to the respective shareholdings of the B Shareholders (calculated to 6 decimal places) and in accordance with the following provisions:

(a) a money value for initial management return ("**IMR**"), which shall never be less than zero, shall be calculated, as follows:

IMR = RC x SP

where: *"RC" is the Return on Capital; and*

"SP" is the proportion of the AB Ordinary Shares (by reference to the total number of AB Ordinary Shares then in issue) beneficially owned by the A

Shareholders or their Permitted Transferees immediately prior to the Exit Date, expressed in a decimal format to three significant figures (e.g.0.0111 = 0.011)

(b) a money value for performance adjusted management return ("**PAMR**"), which shall never be less than zero, shall be calculated, as follows:

(i) if the Exit Date is on or prior to the third anniversary of adoption of these Articles:

PAMR = (0.5 x SP) x (ET - T)

where: *"T" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of 2.5; and*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

or

(ii) if the Exit Date is after the third anniversary of adoption of these Articles:

PAMR = (0.5 xSP) x (ET - AT)

where: *"AT" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of Z;*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

"Z" is 2.5 + (P x 0.5), provided that the highest value for Z shall be 5;

"P" is Q divided by 12; and

"Q" is, as at the Exit Date, the number of calendar months or part calendar months expired since the third anniversary of adoption of these Articles;

(c) a money value for the aggregate management return ("**AMR**") shall be calculated, as follows:

AMR = IMR +PAMR;

(d) the percentage which AMR represents of the total Return on Capital ("**PR**") shall be calculated, as follows:

PR = (AMR/(RC - Return on DDBs)) x 100;

and

(e) the number of B Ordinary Shares to be converted into Deferred Shares shall be such number as shall result in the percentage which the issued Ordinary Shares represent of all AB Ordinary Shares in issue following such conversion being equal to PR.

8.3 Where as a result of conversion any B Shareholder would have a fractional entitlement to B Ordinary Shares, such entitlement shall be calculated to 6 decimal places and rounded up or down to the nearest whole number.

8.4 Upon conversion, the B Shareholders shall immediately surrender to the Company the certificates in respect of the B Ordinary Shares respectively held by them for cancellation and the Directors shall thereupon procure the issue to such B Shareholders of new certificates in respect of their holdings of B Ordinary Shares and/or Deferred Shares and the entry of such B Shareholders and Deferred Shareholders in the register of members of the Company in respect thereof.

9 LIEN

9.1 The Company shall have a first and paramount lien on every Share standing registered in the name of any person indebted or under liability to the Company. The Board may at any time declare any Share to be wholly or in part exempt from the provisions of this regulation.

9.2 The lien conferred by Article 9.1 shall attach to all Shares of any class, whether fully paid or not, and to all shares registered in the name of any person indebted or under liability to the Company, whether he be the sole registered holder thereof or one of two or more joint holders.

9.3 The Company may sell in such manner as the Board may determine any Shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the Share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

9.4 To give effect to a sale the Board may authorise some person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the Shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

9.5 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the Shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

SHARE TRANSFERS

10 GENERAL

10.1 Except as permitted by these Articles, no Shareholder will sell, transfer, assign, pledge, charge or otherwise dispose of any Share or any interest in any Share.

10.2 No transfer of Shares will be registered by the Board unless it has been made in accordance with the provisions of these Articles. Any transfer or purported transfer of a Share made otherwise than in accordance with the provisions of these Articles will be null and void and of no effect.

10.3 The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer which would otherwise be permitted under the provisions of these Articles if it is a transfer of a Share on which the Company has a lien or of a Share (not being a fully paid Share) to a person who is not already a Shareholder.

10.4 The Board may refuse to register any transfer unless:

10.4.1 it is lodged at the office or at such other place as the Board may appoint and is accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

10.4.2 it is in respect of only one class of Shares; and

10.4.3 it is in favour of not more than four transferees.

10.5 For the purpose of ensuring that a transfer of Shares is permitted under the provisions of these Articles, the Board may from time to time require any Shareholder or the legal personal representatives of any deceased Shareholder or any person named as transferee in any transfer lodged for registration to provide to the Company such information and evidence as the Board may think fit regarding any matter which they deem relevant to such purpose.

10.6 Any person who holds, or becomes entitled to, any Share shall not without Partnership Consent effect a transfer, except a transfer in accordance with Article 11 (Permitted Transfers), Article 13 (Leavers), Article 16 (Drag Along) or Article 17 (Tag Along and Co-Sale), of such Shares.

10.7 The instrument of transfer of a Share may be in the usual form or in any other form which the Board may approve and shall be executed by or on behalf of the transferor and, unless the Share is fully paid up, by the transferee.

10.8 If the Board refuses to register a transfer of a Share, it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

10.9 The registration of transfers of Shares or of transfers of any class of Shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may determine.

10.10 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any Share.

10.11 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

11 PERMITTED TRANSFERS

11.1 Notwithstanding the provisions of Article 17 (Tag Along and Co-Sale):-

11.1.1 any Shareholder who is a trustee of an Employee Trust may at any time transfer any Share to:-

(a) the new or remaining trustees of the Employee Trust upon any change of trustees; and

(b) any beneficiary of the Employee Trust;

11.1.2 any Investor may at any time transfer a Share to:-

(a) that Investor's Investor Associate or to another member of an Investor's Investor Group provided that Partnership Consent shall be required in respect of any transfer to an entity governed in the United States by ERISA;

(b) any person who becomes a manager or adviser of a company, fund or partnership in place of, or in addition to, such transferor;

(c) the beneficial owner of the Shares, including, without limitation, to any person who becomes a partnership , nominee or trustee for a limited partnership, unit trust or investment trust in place of, or in addition to, such transferor;

(d) the partners of a limited partnership (or their nominees) or to the holders of units in a unit trust (or their nominees) on a distribution in kind or otherwise under the relevant partnership agreement or trust deed;

(e) any investment trust (as defined in the Listing Rules of the UK Listing Authority) whose shares are listed on a recognised investment exchange and which is also managed by the manager of such Shareholder;

(f) any co-investment scheme, being a scheme under which certain officers, employees or partners of such Investor or its adviser or manager are entitled or required (as individuals or through a body corporate or any other vehicle) to acquire Shares which the Investor would otherwise acquire or has acquired (**"Co-Investment Scheme"**);

(g) that Investors' nominee or bare trustee;

11.1.3 any Shareholder holding Shares in connection with a Co-Investment Scheme may at any time transfer any Share to:-

(a) another person who holds or is to hold Shares in connection with such Co-Investment Scheme; or

(b) any persons on their becoming entitled to the same under the terms of such Co-Investment Scheme;

11.1.4 any Shareholder holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person (the **"original transferor"**) in relation to whom such Shareholder was a permitted transferee under the provisions of this Article (i) may at any time re-transfer any Share to the original transferor of such Shares (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor) and (ii) shall

immediately prior to their ceasing to be a permitted transferee of the original transferor re-transfer any Shares transferred to them by the original transferor to the original transferor (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor);

11.1.5 any Manager Shareholder may transfer any Shares to (i) the trustees of a trust of which the only beneficiary (and the person being capable of being beneficiary) is the Manager Shareholder who established the trust and who is transferring the relevant Shares and/or the Manager Shareholder's Privileged Relations (the "**Managers Trust**") and the trustees of the Managers Trust may transfer Shares pursuant to this Article 11.1.5 to replacement trustees of the same trust, the Manager Shareholder who established the Managers Trust or in respect of such Manager Shareholder his Privileged Relations or (ii) to a Privileged Relation; and

11.1.6 any Shareholder may transfer any Shares with Partnership Consent.

11.2 Subject to Article 14 (Compliance), the Company shall be obliged to register any transfer made pursuant to the above provisions.

12 PRE-EMPTION ON ALLOTMENT

12.1 Save in respect of (i) any allotment of Shares pursuant to the Subscription and Shareholders' Agreement or (ii) any share option plan established in accordance with the terms of the Subscription and Shareholders' Agreement, if the Company proposes to allot any Shares or any securities convertible into or exchangeable for Shares, the Company shall forthwith give notice in writing of such proposal to each holder of AB Ordinary Shares (the "**Allotment Notice**"). Each Allotment Notice shall:-

12.1.1 relate to one class of Shares or securities only;

12.1.2 specify the number and class of Shares or securities which the Company proposes to allot (the "**Allotment Shares**");

12.1.3 specify the identity of any person to whom the Company proposes to allot the Allotment Shares (the "**Proposed Allottee**");

12.1.4 specify the price per Share (the "**Subscription Price**") at which the Company proposes to allot the Allotment Shares; and

12.1.5 not be varied or cancelled (without Partnership Consent).

12.2 The Allotment Notice shall specify that the holders of AB Ordinary Shares shall have a period of 30 Business Days from the date of such notice within which to apply for some or all of the Allotment Shares. For the avoidance of doubt, holders only of Deferred Shares shall have no right to receive or act upon an Allotment Notice.

12.3 It shall be a term of the offer pursuant to Article 12.2 that, if there is competition within any eligible class of Shareholder for the Allotment Shares treated as having been offered to that class, such Allotment Shares shall be treated as offered among such eligible class of Shareholder in proportion (as nearly as may be) to their existing holdings of Shares of the class to which the offer is treated as having been made (the "**Proportionate Allocation**"). However, in his application for Allotment Shares a Shareholder may, if he

so desires, indicate that he would be willing to purchase a particular number of Shares in excess of his Proportionate Allocation (**"Extra Shares"**).

12.4 In respect of each of the categories of offeree referred to in Article 12.3, the Company shall allocate the Allotment Shares as follows:-

12.4.1 if the total number of Allotment Shares applied for is equal to the available number of Allotment Shares, each Shareholder shall be allocated the number applied for in accordance with his application; or

12.4.2 if the total number of Allotment Shares applied for is greater than the available number of Allotment Shares, each Shareholder shall be allocated his Proportionate Allocation or such lesser number of Allotment Shares for which he has applied and applications for Extra Shares shall be allocated in accordance with such applications or, in the event of competition among those Shareholders applying for Extra Shares, in such proportions as equal (as nearly as may be) the proportions of all the Shares of the same class held by such Shareholders.

12.5 Allocations of Allotment Shares made by the Company pursuant to this Article shall constitute the acceptance by the persons to whom they are allocated of the offer to subscribe for those Allotment Shares on the terms offered to them, provided that no person shall be obliged to take more than the maximum number of Allotment Shares that he has indicated to the Company he is willing to subscribe.

12.6 The Company shall forthwith upon allocating any Allotment Shares give notice in writing (an **"Allocation Notice"**) to each person to whom Allotment Shares have been so allocated of the number of Allotment Shares so allocated and the aggregate price payable therefor. Completion of the subscription for those Allotment Shares in accordance with the Allocation Notice shall take place within five Business Days of the date of the Allocation Notice whereupon the Company shall, upon payment of the price due in respect thereof, issue those Allotment Shares specified in the Allocation Notice to the persons to whom they have been allocated and deliver the relevant Share certificates.

12.7 If all the Allotment Shares are not allotted by reference to the provisions of Articles 12.2 to 12.6 (inclusive), the Company shall, within three months of the exhaustion of such provisions, allot to the Proposed Allottee any unallotted Allotment Shares at any price not less than the Subscription Price.

12.8 For the duration of the period referred to in Article 3.2, the provisions of Section 89(1) and sections 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

13 LEAVERS

13.1 The provisions of this Article shall apply to any Leaver and to any Leaver's Shares. For the purposes of this Article 13 "Group Company" shall mean the Company or any 51 per cent. subsidiary (as defined in Section 838 of the Income and Corporation Taxes Act 1988).

13.2 In these Articles:-

13.2.1 a **"Relevant Employee"** shall mean:-

(a) an employee of any Group Company; and/or

(b) a director of any Group Company (other than a Partnership Director);

13.2.2 a "**Leaver**" shall mean:-

(a) any Shareholder who ceases, or has ceased, to be a Relevant Employee;

(b) any Shareholder (not being the Partnership) holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person in relation to whom such Shareholder was a permitted transferee under the provisions of Article 13 who ceases to be a permitted transferee in relation to such person;

(c) any person who becomes entitled to any Shares:-

(i) on the death of a Shareholder;

(ii) on the bankruptcy of a Shareholder (if an individual) or the receivership, administrative receivership, administration, liquidation or other arrangement for the winding-up (whether solvent or insolvent) of a Shareholder (if a company), in either case such Shareholder not being the Partnership ; or

(iii) on the exercise of an option after ceasing to be a Relevant Employee;

(d) any Shareholder (not being the Partnership) holding Shares as a nominee for any person who ceases, or who has ceased, to be a Relevant Employee;

13.2.3 a Leaver shall be deemed to be a "**Good Leaver**" in circumstances where the relevant person is not a Bad Leaver; and

13.2.4 a Shareholder shall be deemed to be a "**Bad Leaver**" in circumstances where the relevant person:-

(a) is summarily dismissed in accordance with his contract of employment; or

(b) has voluntarily resigned as an employee of any Group Company without the consent of the Board and has not been constructively dismissed.

13.3 Within the period commencing on the relevant Leaving Date and expiring at midnight on the first anniversary of such date, the Partnership may direct the Company by Partnership Direction immediately to serve a notice on the Leaver notifying him that he is, with immediate effect, deemed to have served a notice in writing to the Company (the "**Transfer Notice**") that he wishes to transfer his Leaver's Shares and the Company shall copy the Transfer Notice to the Partnership and the members of the Remuneration Committee within 2 Business Days of its deemed receipt. Each Transfer Notice shall be deemed to constitute the Company as the Leaver's agent for the sale of all of his Leaver's Shares at the price (the "**Sale Price**") to be determined in accordance with Article 13.11.

13.4 The Leaver's Shares shall within five Business Days of receipt of the Transfer Notice be offered at the Sale Price to (i) a person or persons intended to take the place of the Leaver, (ii) the remaining Manager Shareholders, (iii) at the sole discretion of the Remuneration Committee other employees of the Group or (iv) at the sole discretion of the Remuneration Committee an Employee Trust, in each case on a pre-emptive basis to be determined by the Remuneration Committee.

13.5 In the event that any of the Leaver's Shares shall not be acquired pursuant to the offer(s) made under Article 13.4 within 30 Days of such offer(s), the Partnership may, direct the Company by a Partnership Direction immediately to offer at the Sale Price such number of Leaver's Shares to such person as may be specified in the Partnership Direction including, for the avoidance of doubt, the Company and/or any Employee Trust (the "**Offeree**"). If the Offeree of the Leaver's Shares applies for any of them within four Business Days of the date of such offer, the Company shall (with Partnership Consent) allocate to the Offeree the number of Leaver's Shares applied for within ten Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined. If all of the Sale Shares are so allocated, the provisions of Articles 13.6 to 13.8 (inclusive) shall not apply. Completion of sale and purchase of such Leaver's Shares shall take place at the registered office within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if the Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.6 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.4 or 13.5, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.7 If none or some only of the Leaver's Shares are so allocated, the remaining provisions of this Article shall have effect as if references to Leaver's Shares shall mean those not allocated in accordance with this Article.

13.8 The provisions of Articles 12.2 to 12.5 (inclusive) shall apply, mutatis mutandis, to the allocation of the Leaver's Shares, provided that for these purposes:-

13.8.1 references to the Allotment Notice shall be treated as references to the Transfer Notice;

13.8.2 references to the Allotment Shares shall be treated as references to the Leaver's Shares;

13.8.3 references to the Subscription Price shall be treated as references to the Sale Price;

13.8.4 references to the subscription for, and allotment of, Allotment Shares shall be treated as references to the purchase of, and transfer of, Leaver's Shares respectively.

13.9 The Company shall forthwith upon allocating any Leaver Shares give notice in writing (a "**Leaver Allocation Notice**") to the Leaver and to each person to whom Leaver Shares have been so allocated of the number of Leaver Shares so allocated and the aggregate price payable therefor. Completion of the sale and purchase of those Leaver's Shares shall take place within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.10 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.6, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.11 In these Articles:-

13.11.1 in the case of a Good Leaver, the Sale Price shall be:-

(a) in relation to the Vested Percentage of the Leaver's Shares, the Fair Price; and

(b) in relation to the Unvested Percentage of the Leaver's Shares, the Issue Price;

13.11.2 in the case of a Bad Leaver, the Sale Price shall be in relation to both the Vested Percentage and the Unvested Percentage of the Leaver's Shares, the Issue Price;

13.11.3 in the case of any Leaver's Shares which were originally acquired by that Leaver by way of transfer rather than allotment, references to the Issue Price in this Article shall in relation to these Shares be deemed to be references to the lower of the Issue Price and the amount paid by such Leaver on such transfer;

13.11.4 the "**Fair Price**" shall be such price as the transferor and (with Partnership Consent) the Company shall agree within ten Business Days of the date of the deemed Transfer Notice or, failing such agreement, such price as the Independent Expert shall determine pursuant to Article 13.12;

13.11.5 Leaver's Shares shall vest in the Leaver on a straight-line percentage basis at the end of each calendar month during the period from the date of the adoption of these Articles until the fifth anniversary of the date of adoption of these Articles. References to "**Vested Percentage**" and "**Unvested Percentage**" of

the Leaver's Shares shall be to the amount of Leaver's Shares respectively vested and unvested in the Leaver at the relevant Leaving Date.

13.12 If the Fair Price falls to be determined by the Independent Expert:-

13.12.1 the Company shall immediately instruct the Independent Expert to determine the Fair Price on the basis which, in their opinion, represents a fair price for the Leaver's Shares at the Leaving Date as between a willing seller and a willing buyer and, in making such determination, the Independent Expert shall take account of the impact of the Leaver's departure on the prospects of the Group but shall not take account of (i) whether the Leaver's Shares comprise a majority or minority interest in the Company and the fact that their transferability is restricted by these Articles; or (ii) the fact that such Leaver's Shares can be subject to the compulsory transfer requirements of Articles 13 (Leavers) and 16 (Drag Along));

13.12.2 the Independent Expert shall certify the Fair Price as soon as possible after being instructed by the Company and in so certifying the Independent Expert shall be deemed to be acting as experts and not as arbitrators and the UK Arbitration Act 1996 shall not apply;

13.12.3 the certificate of the Independent Expert shall, in the absence of fraud or manifest error, be final and binding; and

13.12.4 the Company shall procure that any certificate required hereunder is obtained with due expedition and the cost of obtaining such certificate shall be borne by the Company unless (i) such an arrangement would not be permitted by the Act or (ii) the Fair Price as determined by the Independent Expert is the same as, or within 10% of, that price (if any) which the Company had previously notified to the Leaver as being in its opinion the Fair Price, in which event the cost shall be borne by the Leaver.

13.13 Notwithstanding any other provision of these Articles, all of a Relevant Employee's Shares shall vest in a Relevant Employee immediately on the completion of a Sale or a Quotation.

14 COMPLIANCE

14.1 For the purpose of ensuring compliance with the transfer provisions of these Articles, the Company shall immediately (on a Partnership Direction) and may (with Partnership Consent) require any Shareholder to procure that:-

14.1.1 he; or

14.1.2 any Proposed Transferee; or

14.1.3 such other person as is reasonably believed to have information and/or evidence relevant to such purpose

provides to the Company any information and/or evidence relevant to such purpose and until such information and/or evidence is provided the Company shall refuse to register any relevant transfer (otherwise than with a Partnership Consent).

15 ATTORNEY

15.1 Each Shareholder hereby irrevocably appoints the Company as his attorney (with the power to appoint any member of the Board as a substitute and to delegate to that substitute all or any powers hereby conferred, other than this power of substitution, as if he had been originally appointed by this Power of Attorney) to give effect to the provisions of these Articles.

16 DRAG ALONG

16.1 In these Articles a "**Qualifying Offer**" shall mean a *bona fide* arms-length offer in writing by or on behalf of any person (the "**Offeror**") for the entire equity share capital in the Company not already owned by the Offeror or persons connected with the Offeror.

16.2 If the Partnership has indicated (by Partnership Direction) that it wishes to accept the Qualifying Offer in respect of all of its Shares, then the provisions of this Article shall apply.

16.3 The Partnership shall give written notice to the other holders of the equity share capital then in issue (the "**Other Shareholders**") of its wish to accept the Qualifying Offer and shall thereupon become entitled to transfer its Shares to the Offeror (or his nominee) and the Other Shareholders shall thereupon become bound to accept the Qualifying Offer on no less favourable terms overall than those upon which the Partnership shall have accepted the Qualifying Offer and to transfer all their Shares to the Offeror (or his nominee) with full title guarantee on the date specified by the Partnership (by Partnership Direction).

16.4 If any Other Shareholder shall not, within five Business Days of being required to do so, execute and deliver transfers in respect of the equity shares held by him and deliver the certificate(s) in respect of the same (or a suitable indemnity in lieu thereof), then the Partnership shall be entitled to authorise and instruct such person as it thinks fit to execute, the necessary transfer(s) and indemnities on the Other Shareholder's behalf and, against receipt by the Company (on trust for such Shareholder) of the consideration payable for the relevant Shares deliver such transfer(s) and certificate(s) or indemnities to the Offeror (or his nominee) and register such Offeror (or his nominee) as the holder thereof and, after such registration, the validity of such proceedings shall not be questioned by any person.

16.5 For the avoidance of doubt (and notwithstanding any conflicting or contrary terms contained in any option agreement or arrangement), whenever options have been granted over any Shares:-

16.5.1 in Article 16.1, the Qualifying Offer shall include an offer for the underlying Share entitlements of such optionholders (assuming that such options can be validly exercised in such circumstances);

16.5.2 in Article 16.3, the Partnership shall also be required to give written notice to such optionholders and the binding obligation to accept the Qualifying Offer shall be deemed to apply to such optionholders on exercise of their options; and

16.5.3 the provisions of Article 16.4 shall be deemed to apply to such optionholders

17 TAG ALONG AND CO-SALE

17.1 If at any time any Shareholder proposes to sell (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) any of its Shares ("**Selling Shareholder**"), or the Partnership proposes to sell any of its Shares (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) (also a Selling Shareholder) and does not or is not entitled to exercise its right to serve a notice under Article 16.3, the provisions of this Article 17 shall apply.

17.2 The Selling Shareholder shall give written notice (the "**Proposed Sale Notice**") to all of the other holders of Shares of such intended sale at least ten Business Days prior to the date thereof. The Proposed Sale Notice shall set out, to the extent not described in any accompanying documents, the identity of the proposed buyer (the "**Proposed Buyer**"), the purchase price and other terms and conditions of payment, the proposed date of sale (the "**Proposed Sale Date**") and the number of Shares proposed to be purchased by the Proposed Buyer (the "**Proposed Sale Shares**").

17.3 Any other holder of equity share capital in the Company shall be entitled, by written notice given to the Selling Shareholder within five Business Days of receipt of the Proposed Sale Notice, to sell such proportion of his Shares as is equal to the proportion which the Shares sold by the Selling Shareholder bears to all Shares held by the Selling Shareholder to the Proposed Buyer on the same terms and conditions as those set out in the Proposed Sale Notice.

17.4 Subject to Article 17.5, if any other holder of equity share capital in the Company is not given the rights accorded him by the provisions of this Article, the Selling Shareholder shall be required not to complete its sale and the Company shall be bound to refuse to register any transfer intended to carry such a sale into effect.

17.5 If a notice has been given pursuant to Article 16.3, a Proposed Sale Notice will not be required pursuant to this Article 17 and the provisions of Article 17.4 shall cease to apply.

17.6 If at any time any transfer as contemplated by clause 8 of the GP Agreement (as defined in the Subscription and Shareholders' Agreement), is proposed to be made in accordance with such clause, the provisions of this Article 17 shall apply mutatis mutandis to any such transfer provided that for these purposes:

17.6.1 the reference to any Shareholder in Article 17.1 and references to Selling Shareholder throughout Article 17 shall be treated as references to the transferor; and

17.6.2 the reference to Shares in Article 17.1 shall be treated as a reference to the interest to be transferred as referred to in clause 8 of the GP Agreement.

SHAREHOLDER MEETINGS

18 ANNUAL GENERAL MEETINGS

18.1 The Board shall procure that an annual general meeting of Shareholders in respect of each financial year of the Company shall be convened to take place not later than 30 Business

Days after the date of signing of the Auditors' report relating to the Accounts for the relevant financial year.

18.2 The Board shall cause to be laid before each such annual general meeting the Accounts for the relevant financial year, together with the respective reports therein of the directors and the Auditors.

18.3 All meetings of Shareholders other than annual general meetings shall be called extraordinary general meetings.

18.4 The directors may call general meetings and, on the requisition of shareholders pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not less than 28 days after the date of the requisition.

18.5 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if is so agreed -

(a) in the case of an annual general meeting, by all the Shareholders entitled to attend and vote thereat; and

(b) in the case of any other meeting by a majority in number of the Shareholders having a right to attend and vote being a majority together holding not less than nine-five per cent. in nominal value of the shares giving that right.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the Articles and to any restrictions imposed on any Shares, the notice shall be given to all the Shareholders, to all persons entitled to a Share in consequence of the death or bankruptcy of a member and to the directors and the Auditors.

18.6 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

19 PROCEEDINGS OF SHAREHOLDERS AND VOTING

19.1 No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business and, subject to Article 19.2, for its duration. Three persons entitled to vote upon the business to be transacted, each being a Shareholder or a proxy for a Shareholder or a duly authorised representative of a corporation (and at least two of whom shall, together, be the holders of at least two thirds in nominal value of the Shares then in issue), shall be a quorum.

19.2 If within half an hour from the time appointed for the meeting a quorum is not present, or if during a meeting a quorum ceases to be present for a period exceeding 10 minutes, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such other time and place as the Shareholders present may decide and if at the

adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present shall constitute a quorum.

19.3 The chairman, if any, of the Board or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

19.4 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the Shareholders present and entitled to vote shall choose one of their number to be chairman.

19.5 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

19.6 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

19.7 A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded at any general meeting by the chairman, or by any Shareholder present in person or by proxy and entitled to vote or by a duly authorised representative of a corporation which is a Shareholder entitled to vote.

19.8 Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

19.9 When a poll has been demanded it shall be taken immediately following the demand. The demand for a poll may (before the poll is taken) be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

19.10 A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.11 The Chairman of the meeting shall not, in the case of an equality of votes, whether on a show of hands or on a poll, be entitled to exercise any second or casting vote.

19.12 A resolution in writing executed by or on behalf of each Shareholder who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more Shareholders and a resolution in writing described as a special resolution or as an extraordinary resolution will have effect accordingly. With respect to any such resolution in writing, in the case of a corporation which holds a Share, the signature of any director or the secretary thereof shall be sufficient for the purposes of this Article

19.13 In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders' and seniority shall be determined by the order in which the names of the holders stand in the register of Shareholders.

19.14 A Shareholder in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy.

19.15 No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of Shares in the Company, either in person or by proxy, in respect of any Share held by him unless all moneys presently payable by him in respect of that Share have been paid unless the Board otherwise determines.

19.16 No objection shall be raised to the qualification of any vote except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

19.17 On a poll votes may be given either personally or by proxy. Deposit of an instrument of proxy will not preclude the Shareholder from attending and voting at the meeting or at any adjournment of it.

19.18 An instrument appointing a proxy shall be in writing, executed by or on behalf of the appointor and shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"............. Limited ....I/We, ..., of ...., being a member/members of the above-named company, hereby appoint .... of ...., or failing him, ... of ...., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the Company to be held on .... 20 ...., and at any adjournment thereof.

Signed on .... 20 ...."

19.19 Where it is desired to afford Shareholders an opportunity of instructing the proxy how he shall act the instrument appointing a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"........... Limited .... I/We, ..., of ...., being a member/members of the above-named company, hereby appoint .... of ...., or failing him .... of ...., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the Company, to be held on .... 20 ...., and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against

Resolution No. 2 *for *against.

* Strike out whichever is not desired.

Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this .... day of .... 20 ......"

19.20 The instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Board may -

(a) be left at or sent by post or by facsimile transmission to the office or at such other places within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than one hour before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken immediately but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

19.21 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

DIRECTORS

20 NUMBER OF DIRECTORS

The number of directors (excluding alternate directors) shall not be less than two in number nor more than 15 or such other number as the Partnership may, by Partnership Direction, determine.

21 ALTERNATE DIRECTORS

21.1 A director (other than an alternate director) may appoint any other director or (in the case of a Partnership Director) any other person whomsoever, to be an alternate director and may remove from office an alternate director so appointed.

21.2 An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an alternate director.

21.3 A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

21.4 An alternate director shall cease to be an alternate director if his appointor ceases to be a director, but, if a director retires but is reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his appointment.

21.5 Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

21.6 Save as otherwise provided in the Articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

21.7 Any director who is appointed an alternate director shall be entitled to vote at a meeting of the Board on behalf of the director so appointing him in addition to being entitled to vote in his own capacity as a director and shall also be considered as two directors for the purpose of making a quorum of directors unless he is the only individual present.

22 POWERS AND PROCEEDINGS OF DIRECTORS

22.1 Subject to the provisions of the Act and the Articles, the business of the Company shall be managed by the directors who may exercise all the powers of the Company.

22.2 The directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

22.3 The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Any three directors (including at least two Partnership Directors) shall constitute a quorum and a quorum of directors must be present throughout all meetings of the Board. The Chairman of the meeting shall not have a second or casting vote, in the case of an equality of votes.

22.4 Any director or alternate director may validly participate in a meeting of the Board through the medium of conference telephone or similar form of communication equipment provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed

to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Subject to the Act, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that a quorum of directors is not physically present in the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chairman of the meeting then is.

22.5 The chairman of the Board of the Company will be appointed in accordance with the Subscription and Shareholders Agreement. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

22.6 All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

22.7 A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held and may consist of several documents in the like form each signed by one or more directors; but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

22.8 The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying.

22.9 The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

23 DECLARATION OF INTERESTS

23.1 Save as otherwise provided by the Articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures, or other securities of the Company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes; or

(e) his interest arises by virtue of him being a Shareholder of, or employed by, the Company.

23.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the Company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

23.3 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

23.4 The provisions of this Article and any other provision of these Articles prohibiting a directors from voting at a meeting of directors or a committee of directors may be suspended or relaxed with Partnership Consent.

23.5 Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

23.6 If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

23.7 Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

23.8 The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of directors, including the names of the directors present at each such meeting.

23.9 The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

24 APPOINTMENT AND REMOVAL OF DIRECTORS

24.1 No person shall be appointed or reappointed a director at any general meeting unless -

(a) he is a Partnership Director;

(b) he is recommended by the directors; or

(c) not less than fourteen nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a Shareholder qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

24.2 Not less than seven nor more than twenty-eight clear days before the date appointed for holding a general meeting notice shall be given to all who are entitled to receive notice of the meeting of any person who is recommended by the directors for appointment as a director at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose him at the meeting for appointment as a director. The notice shall give the particulars of that person which would, if he were so appointed, be required to be included in the Company's register of directors.

24.3 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion of the meeting.

24.4 The office of a director shall be vacated if -

24.4.1 he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

24.4.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

24.4.3 he resigns his office by notice to the Company; or

24.4.4 he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated; or

24.4.5 he becomes incapable of reason of mental disorder, illness or injury or managing and administering his property and affairs and the other directors resolve that his office is vacated; or

24.4.6 being a director designated a Partnership Director a notice is served by the Partnership removing him from the office; or

24.4.7 (in the case of an executive director only) he shall, for whatever reason, cease to be employed by the Company or any subsidiary of the Company; or

24.4.8 being a director of the Company, other than one of the directors specified in Article 24.4.6 above, he is removed by Partnership Direction, and such removal shall take effect upon delivery of the Partnership Direction to the Registered Office.

REMUNERATION OF DIRECTORS

25 DIRECTORS REMUNERATION AND EXPENSES

25.1 The directors shall be entitled to such remuneration as the Company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

25.2 The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

26 DIRECTORS' APPOINTMENTS AND INTERESTS

26.1 Subject to any statutory provision, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

26.2 Subject to any statutory provision and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

26.3 For the purposes of Article 26.2:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

27 DIRECTORS' GRATUITIES AND PENSIONS

The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

MISCELLANEOUS

28 INDEMNITY

Subject to the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

29 INSURANCE

The Board shall have the power to purchase and maintain for any director or other officer insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company.

30 SHARE CERTIFICATES

30.1 Every Shareholder, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

30.2 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Board may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

31 CALL ON SHARES

31.1 Subject to the terms of allotment, the Board may make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Shareholder shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

31.2 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

31.3 The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

31.4 If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Act) but the Board may waive payment of the interest wholly or in part.

31.5 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

31.6 Subject to the terms of allotment, the Board may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

31.7 If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

31.8 If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

31.9 Subject to any statutory provisions, a forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board may determine either to the person who was before the forfeiture the Shareholder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the Share to that person.

31.10 A person any of whose Shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those Shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of forfeiture or for any consideration received on their disposal.

31.11 A statutory declaration by a director or the secretary that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the Share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the Share.

32 TRANSMISSION OF SHARES

32.1 If a Shareholder dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons herein recognised by the Company as having any title to his interest; but nothing contained in these Articles shall release the estate of a deceased Shareholder from any liability in respect of any share which had been jointly held by him.

32.2 A person becoming entitled to a Share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the Share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the Share to that person. All the articles relating to the transfer

of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Shareholder and the death or bankruptcy of the Shareholder had not occurred.

32.3 A person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall have the rights to which he would be entitled if he were the holder of the Share, except that he shall not, before being registered as the holder of the Share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

33 PURCHASE OF OWN SHARES

Subject to the provisions of the Act, the Company may purchase its own shares (including any redeemable shares) and, if it is a private company, make payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the Company out of the proceeds of a fresh issue of shares.

34 ACCOUNTS

No Shareholder shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by the ordinary resolution of the Company.

35 CAPITALISATION OF PROFITS

The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the Shareholder who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other: but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the Shareholders concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

36 NOTICES

36.1 Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the directors need not be in writing.

36.2 The Company may give any notice to a Shareholder either personally or by sending it by first class post in a prepaid envelope addressed to the Shareholder at his registered address or by leaving it at that address. In the case of joint holders of a Share, all notices shall be given to the joint holder whose name stands first in the Register of Shareholders in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address.

36.3 A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

36.4 Every person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before his name is entered in the register of Shareholders, has been duly given to a person from whom he derives his title.

36.5 Where a notice is sent by first class post, proof of the notice having been posted in a properly addressed prepaid envelope will be conclusive evidence that the notice was given and will be deemed to have been given at the expiration of 24 hours after the envelope containing the same is posted.

36.6 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national daily newspaper and such notice will be deemed to have been duly served on all Shareholders entitled thereto at noon on the day when the advertisement appears. In any such case the Company will send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses again becomes practicable.

36.7 Any notice or document delivered or sent by post to or left at the registered address of any member in accordance with the terms of these Articles shall notwithstanding that such member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Shareholders as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the Share.

1.47 **Title: Form 122 - Notice of sub-division of shares**

Date: 13 March 2002

G

CHFP025

Please do not write in this margin

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4180320

Name of company

* insert full name of company

* YELL GROUP LIMITED

gives notice that:

Pursuant to a written resolution dated 13 March 2002:-

(a) each of the (i) issued and (ii) authorised but unissued ordinary shares of £1 each in the capital of the above company was sub-divided into 100 ordinary shares of 1p each; and

(b) each of the (i) issued and (ii) authorised but unissued B ordinary shares of £0.01 each in the capital of the above company was sub-divided into 100 B ordinary shares of £0.0001 each.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† DIRECTOR Date 13/3/02

Presentor's name address and reference (if any):
Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

For official Use
General Section | Post room

1.48 Title: Form 123 - Notice of increase in nominal capital

Date: 13 March 2002

G

CHFP025

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4180320

Name of company

* Insert full name of company

* YELL GROUP LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 13 March 2002 the nominal capital of the company has been increased by £ 21,000 beyond the registered capital of £ 109,000.

A copy of the resolution authorising the increase is attached. †

† the copy must be printed or in some other form approved by the registrar

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

The conditions attaching to the 2,000,000 new ordinary shares of £0.01 each and the new 10,000,000 new B ordinary shares of £0.0001 each are set out in the Articles of Association of the Company.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR Date 13/3/02

Presentor's name address and reference (if any) :

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

For official Use
General Section

Post room

1.49 Title: Form 288c - Change of Particulars for Director or Secretary

Date: 15 May 2002

Blueprint 2000 Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	4180320
Company Name in full	Yell Group Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 29 Month 04 Year 2002

Name	* Style / Title	
	* Honours etc	
	Forename(s)	John Gordon
	Surname	Davis
	† Date of Birth (Day Month Year)	21 03 1962
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		24 Yeomans Row
	Post town	London
	County / Region	
	Postcode	SW3 2AH
	Country	England
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/5/02.

(**director/ ~~secretary/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. STANESBY, GROUP SECRETARIAT, YELL GROUP LTD, QUEENS WALK, OXFORD ROAD READING

Tel 0118 960 3437

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

1.50 Title: Special Resolution of the shareholders resolving to re-register the company as a public company, change the company's name from Yell Group Limited to Yell Group plc and amend the Memorandum and Articles of Association.

Date: 24 May 2002

Company Number: 4180320

The Companies Act 1985

Special Resolutions

of

YELL GROUP LIMITED
(the "Company")

passed on Friday 24 May 2002

At the Annual General Meeting of the Company duly convened and held at the offices of Apax Partners & Co, 15 Portland Place, London W1B 1PT on Friday 24 May 2002 at 3:15pm, the following resolutions were duly passed as special resolutions of the Company by all the members entitled to attend and vote at the Annual General Meeting :

1. that the name of the Company be changed to "Yell Group plc";
2. that pursuant to section 43(1)(a) of the Companies Act 1985 (as amended) the Company be re-registered as a public limited company; and
3. that, on reregistration of the Company as a public company, the Memorandum and Articles of Association in the form attached to this resolution and initialled for identification purposes be adopted as the new Memorandum and Articles of Association of the Company in substitution for all existing Memorandum and Articles of Association.

....

Director/Secretary

LO1:\345323\02\7#GB02!.DOC\81968.0007

1.51 Title: Annual Report of Yell Group Limited for the period from 15 March 2001 to 31 March 2002

Date: 24 May 2002